As confidentially submitted to the U.S. Securities and Exchange Commission on March 12, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

____________________

Cayman Islands	7900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates
+97 142282568
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________

[          ]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies of all communications, including communications sent to agent for service, should be sent to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yuning “Grace” Bai, Esq. Ortoli Rosenstadt LLP 366 Madison Ave 3rd Floor New York, NY 10017 212-588-0022

____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [ ], 2024

[            ] Ordinary Shares

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

We are offering [    ] ordinary shares, $0.0001 par value per share (“Ordinary Shares”) of AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, a Cayman Islands holding company. Prior to this offering, there has been no public market for our Ordinary Shares. It is currently estimated that the initial public offering price per share will be between $4.00 and $6.00.

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”), under the symbol “[    ].” At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

We are not an operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries. Investors in our Ordinary Shares thus are purchasing equity interest in a Cayman Islands holding company. We hold equity interests in our subsidiaries and do not operate business through variable interest entities. As used in this prospectus, “Ambitions,” “we,” “us,” “our,” “the Company,” or “our Company” refers to AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C. This structure involves unique risks to investors. As a holding company, we may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them.

Investing in the Ordinary Shares involves risks. See section titled “Risk Factors” of this prospectus, beginning on page 11.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission (the “SEC”) rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Following the completion of this offering, our Chairman of the Board of Directors, Director, and Chief Executive Officer, Mr. Zhengang Tang, will beneficially own approximately [    ]% of the aggregate voting power of our issued and outstanding Ordinary Shares. As such, we may be deemed a “controlled company” under Nasdaq Marketplace Rules 5615(c). However, even if we are deemed a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our Chairman of the Board of Directors has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.”

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Public offering price(1)	$	$	$
Underwriting discounts(2)	$	$	$
Proceeds to us before expenses(3)	$	$	$

____________

(1)       Assuming an initial public offering price of $5 per Ordinary Share, being the mid-point of the estimated range of the initial public offering price set forth on the cover page of this prospectus.

(2)       We have agreed to pay Univest Securities, LLC, the representative on behalf of the underwriters (the “Representative”), an underwriting discount of seven percent (7%) of the gross proceeds in this offering (the “underwriting discounts”). See “Underwriting” starting on page 98 of this prospectus for more information regarding our arrangements with the underwriters.

(3)       The total estimated expenses related to this offering are set forth in the section entitled “Expenses of the Offering” on page 105.

This offering is being conducted on a firm commitment basis. We have granted the Representative an option for a period of forty-five (45) days after the closing of this offering to purchase up to fifteen percent (15%) of the total number of the Ordinary Shares to be offered by us pursuant to this Offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If we complete this offering, net proceeds will be delivered to us on the closing date.

The Representative expects to deliver the Ordinary Shares against payment in U.S. dollars in New York, NY on or about [    ], 2024.

Prospectus dated [    ], 2024

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of Ordinary Shares, our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

i

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

General

“AED”	:	United Arab Emirates Dirham, the lawful currency of the UAE (defined below).
“Ambitions Dubai”	:	AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, a wholly-owned subsidiary of the Company incorporated under UAE laws on October 26, 2023.
“Amended and Restated Memorandum and Articles”	:

The amended and restated memorandum and articles of association of the Company to be adopted by the Company conditional upon and with effect from the date on which the Registration Statement becomes effective.

“Board” or “Board of Directors”	:	The board of Directors (defined below) of our Company (defined below).
“Company”	:	AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, an exempted company incorporated with limited liability under the laws of the Cayman Islands on November 2, 2023.
“COVID-19”	:	Coronavirus disease 2019.
“Directors”	:	The directors of our Company.
“Executive Officers”	:	The executive officers of our Company. See “Management.”
“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31.
“Group”	:	The Company and its subsidiaries.
“GCC”	:	Gulf Cooperation Council.
“Hunter Dubai”	:	HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C, a wholly-owned subsidiary of Ambitions Dubai incorporated under UAE laws on October 10, 2007.
“Listing”	:	The listing and quotation of our Ordinary Shares (defined below) on Nasdaq.
“MICE”	:

An acronym that stands for meetings, incentives, conferences, and exhibitions, which refers to a sector of the tourism industry that organizes, manages, and hosts events for business or academic purposes.

“Multiple Dubai”	:	MULTIPLE EVENTS, a wholly-owned subsidiary of Ambitions Dubai incorporated under UAE (defined below) laws on March 16, 2008.
“Nasdaq”	:	Nasdaq Capital Market.
“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.
“Offering”	:

The Offering of Ordinary Shares (defined below) by the underwriter on behalf of our Company for subscription at the Offering Price (defined below), subject to and on the terms and conditions set out in this prospectus.

“Offering Price”	:	US$[ ] for each share being offered in this Offering.
“Ordinary Share(s)”	:	Ordinary share(s) of US$0.0001 each in the capital of our Company.
“UAE”	:	United Arab Emirates.
“U.S. GAAP”	:	Accounting principles generally accepted in the United States of America
“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless the context otherwise requires, a reference to “Ambitions,” “we,” “our,” “us,” “our Company,” or “the Company” or their other grammatical variations is a reference to AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C. The Company, Hunter Dubai, and Multiple Dubai are collectively referred to as the “Group.”

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus includes trademarks, trade names and service marks, certain of which belong to us, including our logo, and others that are the property of other organizations. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others. All such trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Ordinary Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.

Business Overview

We, through our subsidiaries in the UAE, operate as tour operator, travel agency, and a provider of event planning and management services. As the tourism industry in the Middle East regions is growing rapidly, our subsidiaries primarily provide two lines of services, namely, MICE management, a comprehensive coordination and organization of events, and one-stop tourism, a comprehensive travel product that is designed to provide tourists with all the necessary components of a trip in a single and convenient package, which typically include transportation, accommodations, meals, and guided tours or activities.

In the MICE management business, our subsidiaries assist their clients, mainly companies and industry associations, with the planning, organizing, and execution of various events including annual meetings, product launch conferences, product exhibitions, and staff gatherings in the UAE. They offer comprehensive services encompassing guest invitations, event website development, event applications, advertising, and overall event management and execution.

Our subsidiaries also offer their clients comprehensive one-stop tourism services. These services include flight ticket bookings, airport pick-up, hotel reservations, restaurant bookings, rental of cars and buses, arranging tickets for tourist attractions, and providing tour guides. With this comprehensive approach, our subsidiaries’ clients are relieved from the hassle of navigating multiple websites for different services, thereby saving time and streamlining the travel planning process. As of the date of this prospectus, our subsidiaries are able to provide services for travel in the UAE, Turkey, Lebanon, Jordan, Iran, Qatar, Bahrain, Kuwait, Saudi Arabia, and Oman.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•        A broad range of customers:    Our subsidiaries serve clients across a broad spectrum of sectors, including consumer goods, technology, finance, education, and the legal industry. However, our business relies to some extent on a few major customers. Should our subsidiaries fail to maintain relationships with these key clients, or if they cannot secure replacement clients on commercially desirable terms, in a timely manner, or at all, both their business and our overall financial condition and operational results could be materially and adversely affected.

•        Large-scale event planning and organizational capabilities:    As of the date of this prospectus, our subsidiaries boast a dedicated team of 15 professionals specializing in MICE management. In addition to their core team, our subsidiaries engage a broad network of third-party service providers, including event venue providers, translation providers, electronic equipment providers, event material producers, and advertising companies, to offer a diverse array of services to their clients.

•        Bespoke travel itinerary planning services:    Our subsidiaries are dedicated to crafting personalized travel plans tailored to each group’s specific travel goals, personal preferences, budget constraints, and the unique characteristics of their chosen destination.

•        Diversified selection of services:    Our subsidiaries work with a range of third-party service providers to offer the customers a diverse array of experiences in accommodations, dining, and transportation. Maintaining healthy relationships with these providers is crucial to ensuring a varied selection of services.

•        Experienced management team:    Our company is supported by an experienced management team, whose expertise spans across management, business administration, and tourism management.

Challenges

Set forth below are the challenges our subsidiaries face in their business operations:

•        Customer concentration:    Although our subsidiaries serve a broad range of customers, our business to some extent depends on a few major customers. Dependence on these customers will expose our subsidiaries to the risks of substantial losses.

•        Risk of misconduct and errors by employees:    Executing a large-scale event necessitates a significant number of employees, either from our subsidiaries or from third-party service providers. Consequently, our subsidiaries are exposed to the risk of misconduct and errors by both their own employees and those of third-party business partners they collaborate with.

•        Seasonality:    Our subsidiaries, focusing on travel-related services primarily in the Middle East, with a focus on Dubai, experience seasonal business fluctuations, particularly from June to August, due to the extreme summer weather reducing tourism and demand for outdoor events and activities.

•        Dependence on third-party service providers:    If our subsidiaries’ third-party service providers increase prices, underperform, or discontinue their relationships with our subsidiaries, it could lead to service disruptions, lower earnings, or higher costs, significantly harming our business and financial condition.

•        Reliance on key management and personnel:    The loss of and failure to replace key technical management and personnel could adversely affect multiple development efforts.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

•        extending our reach into additional regional markets;

•        expanding our customer reach; and

•        developing robotic solutions for enhanced tourism experience.

Risk Factors Summary

An investment in our Ordinary Shares is subject to various risks, including risks relating to our business, risks relating to doing business in certain countries and regions, and risks relating to this Offering and the trading market. You should carefully consider all the information in this prospectus before making an investment in the Ordinary Shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Below is a summary of the principal risks, organized under relevant headings:

Risks Relating to Our Business

For a more detailed discussion, see “Risk Factors — Risks Relating to Our Business” beginning on page 11 of this prospectus.

•        The event planning industry are highly competitive and growing rapidly in the past few years. If our subsidiaries are unable to compete successfully, our financial condition and results of operations may be harmed. See “Risk Factors — Risks Relating to Our Business — The event planning industry are highly competitive and growing rapidly in the past few years. If our subsidiaries are unable to compete successfully, our financial condition and results of operations may be harmed” on page 11;

•        High customer concentration exposes our subsidiaries to all of the risks faced by their major customers and may subject them to significant fluctuations or declines in revenue, which may have a material adverse impact on their business, and their and our financial condition and results of operations. See “Risk Factors — Risks Relating to Our Business — High customer concentration exposes our subsidiaries to all of the risks faced by their major customers and may subject them to significant fluctuations or declines in revenue, which may have a material adverse impact on their business, and their and our financial condition and results of operations” on page 12;

•        Our subsidiaries use third-party services in connection with their business, and any disruption to these services could result in a disruption to their business, negative publicity, and a slowdown in the growth of their customer base, materially and adversely affecting our business, financial condition, and results of operations. See “Risk Factors — Risks Relating to Our Business — Our subsidiaries use third-party services in connection with their business, and any disruption to these services could result in a disruption to their business, negative publicity, and a slowdown in the growth of their customer base, materially and adversely affecting our business, financial condition, and results of operations” on page 12;

•        Our subsidiaries have entered into a number of related party transactions in the ordinary course of their business, and may continue to enter into related party transactions in the future, which may materially and adversely affect both their and our business, financial condition, and results of operations. See “Risk Factors — Risks Relating to Our Business — Our subsidiaries have entered into a number of related party transactions in the ordinary course of their business, and may continue to enter into related party transactions in the future, which may materially and adversely affect both their and our business, financial condition, and results of operations” on page 12;

•        The seasonality of the tourism industry in the UAE impacts our operating results. See “Risk Factors — Risks Relating to Our Business — The seasonality of the tourism industry in the UAE impacts our operating results” on page 13;

Risks Related to Doing Business in Certain Countries and Regions

•        Investments in emerging markets are subject to greater risks than those in more developed markets. See “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — Investments in emerging markets are subject to greater risks than those in more developed markets” on page 16;

•        The economies within the GCC region are highly dependent upon the oil and gas industry. See “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — The economies within the GCC region are highly dependent upon the oil and gas industry” on page 17;

•        The economic, political, and social conditions in the GCC region, as well as government policies, laws, and regulations, could affect our business, financial condition, and results of operations. See “Risk Factors — Risks Related to Doing Business in Certain Countries and Regions — The economic, political, and social conditions in the GCC region, as well as government policies, laws, and regulations, could affect our business, financial condition, and results of operations” on page 18; and

Risks Relating to this Offering and the Trading Market

•        There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all. See “Risk Factors — Risks Relating to this Offering and the Trading Market — There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all” on page 19;

•        You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased. See “Risk Factors — Risks Relating to this Offering and the Trading Market — You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased” on page 19;

•        Our Chairman of the Board of Directors has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our Chairman of the Board of Directors has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions” on page 19;

•        We do not intend to pay dividends in the foreseeable future. See “Risk Factors — Risks Relating to this Offering and the Trading Market — We do not intend to pay dividends in the foreseeable future” on page 21;

•        The price of our Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. See “Risk Factors — Risks Relating to this Offering and the Trading Market — The price of our Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares” on page 22;

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares” on page 22.

•        Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer” on page 23; and

•        Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Because we are an ‘emerging growth company,’ we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares” on page 24.

Our Corporate Structure and History

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C was incorporated on November 2, 2023, as an exempted company with limited liability in the Cayman Islands. On October 26, 2023, Ambitions Dubai was incorporated in UAE and as a wholly owned subsidiary of the Company.

On October 10, 2007, Hunter Dubai was incorporated as a company with limited liability organized pursuant to the laws of the Emirate of Dubai.

On March 16, 2008, Multiple Dubai was incorporated as a company with limited liability organized pursuant to the laws of the Emirate of Dubai.

On November 11, 2023, Ambitions Dubai acquired 100% of the equity interests in Hunter Dubai and Multiple Dubai from their respective shareholders, for a consideration of $272 per company. Consequently, the Company became the ultimate holding company of all other entities mentioned above.

The following diagram illustrates the ownership structure of the Company, as of the date of this prospectus and upon closing of the offering (assuming no exercise of the over-allotment option):

Minority Shareholder(1)
HMDA Limited(2)
BVI, 2023
HMDC Limited(3)
BVI, 2023
HMDE Limited(4)
BVI, 2023
Public Shareholders
Pre-IPO%/Post-IPO%
5.6%/[]%
67%/[]%
12.4%/[]%
15%/[]%
0%/[]%
Ambitions Enterprise Management CO. L.L.C
Cayman Islands, 2023
"Ambitions"
Outside UAE
Inside UAE
100%
Ambitions Enterprise management CO. L.L.C
UAE, 2023
"Ambitions Dubai"
100%
Hunter International Travel & Tourism L.L.C
UAE, 2007
"Hunter Dubai"
100%
Multiple Events
UAE, 2008
"Multiple Dubai"

____________

(1)      Represents 2,400,000 Ordinary Shares held by HMDD Limited, which is 100% owned by Naixin Tang, the manager of public relations of Hunter Dubai, and 400,000 Ordinary Shares held by HMDF Limited, which is 100% owned by Mingtao Zhu, the general manager of Multiple Dubai.

(2)      Represents 33,500,000 Ordinary Shares held by HMDA Limited, which is 70% owned by Zhengang Tang, our Chairman of the Board of Directors, Director, and Chief Executive Officer, and 30% owned by Jihong Chen, our Director.

(3)      Represents 6,2000,000 Ordinary Shares held by HMDC Limited, which is 100% owned by Zhengang Tang.

(4)      Represents 7,500,000 Ordinary Shares held by HMDE Limited, which is 100% owned by Zhengang Tang.

Corporate Information

Our registered office is Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands and our principal place of business is 630 Business Village, Block B, Port Saeed Deira, Dubai, UAE. The telephone number of our principal place of office is +97 142282568. Our agent for service of process in the United States is [            ], the address of which is [            ]. Our corporate website is http://www.huntertourism.net. The information contained on our website does not constitute part of this prospectus.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•        the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•        exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•        to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the consummation of this Offering or such earlier time that we are no longer an emerging growth company.

As a result, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find the Ordinary Shares less attractive because we may rely on these exemptions. The result may be a less active trading market for the Ordinary Shares, and the price of the Shares may become more volatile.

We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (2) the last day of the fiscal year following the fifth anniversary of the date of this Offering; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. The extended transition period provision only applies to companies preparing financial statements under U.S. GAAP. Because we prepare our financial statements in accordance with International Financial Reporting Standards, we are unable to take advantage of the aforementioned provision. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

Foreign Private Issuer

Upon consummation of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our Executive Officers or members of our Supervisory Board are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

Controlled Company

Upon completion of this offering, our Chairman of the Board of Directors, Director, Chief Executive Officer, and the largest shareholder, Mr. Zhengang Tang, will beneficially own approximately [    ]% of the aggregate voting power of our issued and outstanding Ordinary Shares. As such, we may be deemed a “controlled company” under Nasdaq Marketplace Rules 5615(c). As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

•        a majority of our board of directors consist of independent directors;

•        our director nominees be selected or recommended solely by independent directors; and

•        we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our Chairman of the Board of Directors has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.”

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well as estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Impact of COVID-19

The COVID-19 pandemic restricted economic activities around the world starting in 2020. Countermeasures such as imposing restrictions on travel and business operations, limited business travel significantly below 2019 levels.

In the past three years, many countries have vaccinated a substantial proportion of their population, and the spread of virus is now being contained to varying degrees in different countries. With the evolution of milder COVID-19 variants, availability of multiple vaccine booster doses, and increasing familiarity with the virus, many COVID-19 related travel restrictions have been lifted. This has led to a mild recovery from the severe declines in business travel bookings. As a result, we have seen an improvement in our transaction volume starting the second half of 2021 and continuing into the six months ended June 30, 2023.

However, the global travel industry remains below 2019 levels although it has shown a recovery trend. Since March 2020, we have taken several measures to preserve our liquidity, including initiating a business response plan to the COVID-19 pandemic (voluntary and involuntary redundancies, flexible workings, mandatory pay reductions, and consolidating facilities.). We incurred a net income of $0.04 million and had cash inflows from operations of

$0.2 million for the six months ended June 30, 2023. We incurred a net income of $1.3 million and had cash outflows from operations of $0.8 million for the year ended December 31, 2022 compared to a net loss of $0.6 million and cash outflows from operations of $1.2 million for the year ended December 31, 2021.

Overall, the comprehensive effects of the COVID-19 pandemic are yet to be determined, making it challenging to forecast the recovery process for the travel sector, particularly for our business in the future. The intensity and persistence of the reemergence of COVID-19 variants, along with the uncertainties regarding the effectiveness of vaccines against these new variants, could potentially hinder the pace of economic recovery. See “Risk Factors — Risks Relating to Our Business — Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our subsidiaries’ operations, which could materially and adversely affect our subsidiaries’ and our business, financial condition, and results of operations” on page 14.

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Unless otherwise noted, all translations from AED to U.S. dollars and from U.S. dollars to AED, as the case may be, in this prospectus are made at 3.6725 AEDs to US$1.00, as AED has been pegged to US dollar at 3.6725 AEDs per U.S. dollar since November 1997. We make no representation that any of the aforementioned currencies could have been, or could be, converted into any of the other aforementioned currencies, at any particular rate, the rates stated above, or at all.

We have made round adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

THE OFFERING

Ordinary Shares offered hereby:	[ ] Ordinary Shares (or [ ] Ordinary Shares if the Representative exercises its option to purchase additional Ordinary Shares within forty-five (45) days of the closing of this offering).
Offering Price:	We expect that the initial public offering price will be between $4.00 and $6.00 per Ordinary Share.
Number of Ordinary Shares outstanding before this Offering:	50,000,000 Ordinary Shares are outstanding as of the date of this prospectus.
Number of Ordinary Shares outstanding immediately after this Offering:	[ ] Ordinary Shares (or [ ] Ordinary Shares if the Representative exercises its option to purchase additional Ordinary Shares within 45 days of the closing of this offering).
Over-allotment:

We have granted the Representative an option to purchase additional Ordinary Shares from us, up to fifteen percent (15%) of the Ordinary Shares being offered in this Offering, within 45 days of closing of this offering.

Use of proceeds:

We intend to use the proceeds from this offering for the development of new travel itineraries, global market expansion in Europe and Australia through acquisitions of local travel agencies and establishment of new subsidiaries (as of the date of this prospectus, we have not identified any potential target companies for such acquisitions), development of travel assistance tools such as digital tourism robot, and working capital and other general corporate purposes. See “Use of Proceeds” on page 28 for more information.

Lock-up:

All of our directors and officers and our principal shareholders (5% or more shareholders) have agreed with the Representative, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days from the effectiveness of the registration statement of which this prospectus forms a part.

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing; proposed symbol:

We intend to list the Ordinary Shares on Nasdaq under the symbol “[            ].” At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Ordinary Shares.

Representative’s Warrants:

The registration statement of which this prospectus is a part also registers for sale the Representative’s Warrants to purchase Ordinary Shares equal to one percent (1%) of the total number of Ordinary Shares sold in this offering, including the number of Ordinary Shares upon the exercise of the Representative’s over-allotment option, as a portion of the underwriting compensation payable to the Representative in connection with this offering. The Representative’s Warrants will be exercisable at any time, will be subject to lock up for 180 days from the date of issuance in accordance with FINRA Rule 5510 and will expire five (5) years from the commencement of sales of this offering. The Representative’s Warrants will be exercisable at a price equal to one hundred twenty percent (120%) of the public offering price of the Ordinary Shares sold in the offering. Please see “Underwriting” for a description of these warrants.

Transfer Agent	Transhare Corporation

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

Our subsidiaries’ operating history may not be indicative of their future growth or financial results and our subsidiaries may not be able to sustain their historical growth rates.

Our subsidiaries’ operating history may not be indicative of their future growth or financial results. There is no assurance that our subsidiaries will be able to grow their revenue in future periods. Their growth rates may decline for any number of possible reasons, and some of them are beyond their control, including decreasing client demand, increasing competition, declining growth of the event planning and tourism industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. Our subsidiaries expect to continue to expand their offerings to and to increase their customer base. However, the execution of their expansion plan is subject to uncertainty and the number of clients may not grow at the rate they expect for the reasons stated above. If their growth rates decline, investors’ perceptions of their business and prospects may be adversely affected and the market price of our Ordinary Shares could decline.

A decline in general economic conditions or a disruption of financial markets may affect tourism markets or the discretionary income of consumers, which in turn could adversely affect our profitability.

Our subsidiaries’ operations are influenced by the overall health of the economy, especially factors that directly affect tourism and leisure demand. Economic downturns, whether local or global, can lead to a reduction in consumer spending on non-essential items, including travel and leisure activities. As people experience a decrease in their disposable income during such periods, they are likely to cut back on expenses like vacations, weekend getaways, and other forms of tourism. Concurrently, corporate behavior shifts in response to economic pressures, with organizations opting for local venues for events rather than international locations. This may pose a challenge to our subsidiaries’ MICE management business, which may also adversely affect our financial condition and results of operations.

Moreover, disruptions in financial markets can lead to broader economic instability, affecting consumer confidence and spending habits. When financial markets face turbulence, potential tourists may become more cautious about their expenditures, opting to save rather than spend on travel. This shift in consumer behavior can result in a decreased demand for our subsidiaries tourism agency services, leading to a reduction in revenue for our subsidiaries, and our financial condition and results of operations may be materially and adversely affected as a result.

The event planning industry are highly competitive and growing rapidly in the past few years. If our subsidiaries are unable to compete successfully, our financial condition and results of operations may be harmed.

The event planning industry has been developing rapidly and become competitive in recent years. As it is relatively easy to enter the market, there are many event planners providing service of various qualities. Competition is mainly based on rates, brand recognition, turnaround time, quality of venue, and service levels. Our subsidiaries’ clients may change their budgets and preferences and choose event planners that offer lower rates or have access to venues and facilities that our subsidiaries do not have access to, which may have an adverse effect on our subsidiaries’ competitive position, and both their and our results of operations and financial condition.

High customer concentration exposes our subsidiaries to all of the risks faced by their major customers and may subject them to significant fluctuations or declines in revenue, which may have a material adverse impact on their business, and their and our financial condition and results of operations.

For the six months ended June 30, 2023, two clients, Perfect (China) Co., Ltd. and Smartcom (Hongkong) Co., Ltd., accounted for more than 10% of the Company’s total revenue, accounting for 12.0% and 10.5% of our total revenue, respectively. For the fiscal years ended December 31, 2022, CTG MICE Service Company Limited was the only customer that accounted for more than 10% of the Company’s total revenue, accounting for 11.679% of our total revenue. For the fiscal years ended December 31, 2021, CTG MICE Service Company Limited was the only customer accounted for more than 10% of the Company’s total revenue, accounting for 62.54% of our total revenue. Although our subsidiaries continually seek to diversify their customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our subsidiaries’ total revenue will decrease in the near future. Dependence on these customers will expose our subsidiaries to the risks of substantial losses. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our subsidiaries’ revenue and have a material and adverse effect on their business, and both their and our financial condition, and results of operations:

•        an overall decline in the business of these clients;

•        the decision by these clients to switch to our subsidiaries’ competitors;

•        the reduction in the prices of our subsidiaries’ services agreed by these clients; or

•        the failure or inability of any of these clients to make timely payment for our subsidiaries’ services.

If our subsidiaries fail to maintain relationships with these clients, and if they are unable to find replacement clients on commercially desirable terms or in a timely manner or at all, our subsidiaries’ business, both their and our financial condition and results of operations may be materially and adversely affected.

Our subsidiaries use third-party services in connection with their business, and any disruption to these services could result in a disruption to their business, negative publicity, and a slowdown in the growth of their customer base, materially and adversely affecting our business, financial condition, and results of operations.

Our business depends on services provided by, and relationships with, various third parties. In particular, for the six months ended June 30, 2023, one supplier, International Air Transport Association accounted for 29.15% of our subsidiaries’ overall purchases. For the year ended December 31, 2022, International Air Transport Association accounted for 18.39% of our subsidiaries’ overall purchases. See “Business — Suppliers.”

If such third parties increase the prices of their services, fail to provide their services effectively, terminate their services or agreements, or discontinue their relationships with our subsidiaries, our subsidiaries could suffer service interruptions, reduced revenue, or increased costs, any of which may have a material adverse effect on our business, financial condition, and results of operations.

Our subsidiaries have entered into a number of related party transactions in the ordinary course of their business, and may continue to enter into related party transactions in the future, which may materially and adversely affect both their and our business, financial condition, and results of operations.

In the ordinary course of our subsidiaries’ business, they have entered into transactions with related parties. As of June 30, 2023, December 31, 2022, and December 31, 2021, the amounts due from related parties amounted to $1,440,585, $1,889,946, and $1,490,542, respectively.

We cannot guarantee that our subsidiaries will not continue to enter into related party transactions in the future. In addition, there can be no assurance that they have achieved and will achieve the most favorable terms with related parties for each related party transaction. Furthermore, there can be no assurance that the above-mentioned transactions or any future related party transactions that they may enter into, individually or in the aggregate, will not have an adverse effect on both their and our business, financial condition, and results of operations. Further, the transactions with the related parties may potentially involve conflicts of interests. Additionally, there can be no assurance that any disputes that may arise among our subsidiaries and related parties will be resolved in our subsidiaries’ favor. For details, see “Related Party Transactions.”

Misconduct and errors by our subsidiaries’ employees and the employees of third parties our subsidiaries work with could harm our business and reputation.

Our subsidiaries are exposed to many types of operational risks, including the risk of misconduct and errors by their employees and the employees of third-party business partners that our subsidiaries work with. Our business depends on our subsidiaries’ employees and third parties, such as hotels, restaurants, and shops to provide services such as accommodation, dining, and shopping. We could be materially and adversely affected if these employees or partners engage in misconduct or negligence. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions our subsidiaries take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of their employees or employees of third-party business partners take, convert, or misuse funds or documents, or fail to follow rules and procedures when interacting with current or prospective clients, our subsidiaries could be liable for damages and subject to regulatory actions and penalties. Our subsidiaries could also be perceived to have facilitated or participated in the illegal misappropriation of funds or documents, or the failure to follow rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the diminished ability to operate our business, potential liability to clients, inability to attract new clients, reputational damage, regulatory intervention, and financial harm, which could negatively impact our business, financial condition, and results of operations.

The seasonality of the tourism industry in the UAE impacts our operating results.

Our subsidiaries experience a seasonality in their business, especially from June to August, due to the extreme summer weather in Dubai, which leads to a decline in tourism and a reduced demand for outdoor events and activities. Consequently, our revenue during these months falls below the average of other quarters. Therefore, our operating results for a certain period within a calendar year may not correctly indicate our performance for the entire calendar year. Prospective investors should be aware of this seasonal fluctuation when making any comparison of our operating results.

Our subsidiaries do not have any business interruption or property insurance, and they may incur liabilities that are not covered by insurance, which could expose them to significant costs and business disruption.

While our subsidiaries seek to maintain appropriate levels of insurance, not all claims are insurable, and they may experience major incidents of a nature that are not covered by insurance. They do not carry any professional liability insurance. They have not purchased any property insurance or business interruption insurance.

Our subsidiaries have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. They consider their insurance coverage to be sufficient for their business operations. Our subsidiaries maintain an amount of insurance protection that they believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that such insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which they may be subject.

Our subsidiaries could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, their insurance costs may increase over time in response to any negative development in their claim history or due to material price increases in the insurance market in general. If our subsidiaries were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, their results of operations could be materially and adversely affected, which could materially and adversely affect our financial condition and results of operations as well.

Our subsidiaries may not successfully acquire and integrate other businesses, form and manage alliances, or divest businesses.

Our subsidiaries may pursue acquisitions, strategic alliances, or divestitures of some of their businesses as part of the business strategy. Our subsidiaries may not complete these transactions in a timely manner, on a cost-effective basis or at all. In addition, it may be subject to regulatory constraints or limitations or other unforeseen factors that prevent them from realizing the expected benefits. Even if they are successful in making an acquisition, the business that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. They may be unable to integrate acquisitions successfully into their existing business, and they may be unable to achieve expected gross margin improvements or efficiencies. They also could incur or assume significant debt and unknown or contingent liabilities. Their reported results of operations could be negatively affected by acquisition or disposition-related charges, amortization of expenses related to intangibles, and charges for impairment of long-term assets. They may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, or alliances, including claims from terminated employees, clients, or third parties, and they may be liable for future or existing litigation and claims related to the acquired business, disposition, or alliance because either they are not indemnified for such claims or the indemnification is insufficient. These effects could cause our subsidiaries to incur significant expenses and could materially adversely affect both their and our operating results and financial condition.

If we do not obtain substantial additional financing, including the financing sought in this offering, our ability to execute on our business plan as outlined in this prospectus will be impaired.

Our plans for business expansion and development are dependent upon our raising significant additional capital, including the capital sought in this offering. Our plans call for significant new investments in development of new travel itineraries, global market expansion in Europe and Australia through acquisitions of local travel agencies and establishment of new subsidiaries, and development of travel assistance tools such as digital tourism robot. Management estimates that our capital needs for expansion will be approximately $[•]. Although we expect the proceeds of this offering and our net earnings to substantially fund our planned growth and development, our management will be required to properly and carefully administer and allocate these funds. Should our capital needs be higher than estimated, or should additional capital be required after the close of this offering, we will be required to seek additional investments, loans, or debt financing to fully pursue our business plans. Such additional investment may not be available to us on terms which are favorable or acceptable. Should we be unable to meet our full capital needs, our ability to fully implement our business plan will be impaired.

If we cannot retain, attract, and motivate key personnel, we may be unable to effectively implement our business plan.

Our success depends in large part upon our ability to retain, attract, and motivate highly skilled management, research and development, marketing, and sales personnel. The loss of and failure to replace key technical management and personnel could adversely affect multiple development efforts. Recruitment and retention of senior management and skilled technical, sales and other personnel is very competitive, and we may not be successful in either attracting or retaining such personnel. We may lose key personnel to other high technology companies, and many larger companies with significantly greater resources than us may aggressively recruit key personnel. As part of our strategy to attract and retain key personnel, we may offer equity compensation through grants of share options, restricted share awards or restricted share units. Potential employees, however, may not perceive our equity incentives as attractive enough. In addition, due to the intense competition for qualified employees, we may be required to, and have had to, increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our subsidiaries’ operations, which could materially and adversely affect our subsidiaries’ and our business, financial condition, and results of operations.

Global pandemics, or fear of spread of contagious diseases, such as Ebola virus disease, COVID-19, Middle East respiratory syndrome, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our subsidiaries’ business operations, reduce or restrict their supply of services, incur significant costs to protect their employees, or result in regional or global economic distress, which may materially and adversely affect our subsidiaries’ and our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our subsidiaries’ and our business, financial condition, and results of operations. Any one or more of these events may impede our subsidiaries’ operating efforts and adversely affect their operating results, or even for a prolonged period of time, which could materially and adversely affect our subsidiaries’ and our business, financial condition, and results of operations.

The COVID-19 pandemic adversely affected many businesses in the world. With the spread of COVID-19, the demand for travel and the hosting of offline events were affected greatly. The extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments, such as the length and severity of the pandemic, the potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations if the current situation continues.

Our subsidiaries are also vulnerable to natural disasters and other calamities. We cannot assure you that our subsidiaries are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our subsidiaries’ property, breakdowns, system failures, technology platform failures, or internet failures, which could adversely affect the PRC subsidiaries and our business, financial condition, and results of operations.

Damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations, and prospects.

Maintaining and enhancing our brand is critical to expanding our base of clients. Our ability to maintain and enhance our brand depends largely on our ability to maintain client confidence in our service offerings. If clients do not have a satisfactory experience with our services, our clients may seek out alternatives from our competitors and may not return to us in the future, or at all.

In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection, competitive pressures, litigation or regulatory activity, could seriously harm our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our client base and result in decreased total revenue which could adversely affect our business, financial condition, and results of operations. Client complaints or negative publicity about our services, company practices, employees, client data handling, and security practices could rapidly and severely diminish our clients’ confidence in us and result in harm to our brands.

If our subsidiaries are not able to implement their strategies to achieve their business objectives, their business operations and financial performance will be adversely affected.

Our subsidiaries’ business plan and growth strategy are based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development. However, there is no assurance that our subsidiaries will be successful in implementing their strategies or that their strategies, even if implemented, will lead to the successful achievement of their objectives. If they are not able to successfully implement their strategies, their business operations and financial performance will be adversely affected, which will adversely affect our financial condition and results of operations as well.

Our subsidiaries are subject to legal and regulatory proceedings from time to time in the ordinary course of their business.

Our subsidiaries have not been subject to any material allegations or complaints in the past, but they may be involved in legal and other disputes in the ordinary courses of their business, including allegations against them for potential infringement of third-party copyrights or other intellectual property rights, as well as client complaints in relation to the quality of their services and other dissatisfaction. Our subsidiaries might also be involved in governmental investigations for content posted on their websites or other aspect of their business operation in the future. Any claims against them, with or without merit, could be time-consuming and costly to defend or litigate, divert the management’s attention and resources or harm the brand equity. If a lawsuit or governmental proceeding against our subsidiaries is successful, they may be required to pay substantial damages or fines. Our subsidiaries may also lose, or be limited in, the rights to offer some of their services or be required to make changes to their offerings or business model. As a result, the scope of our subsidiaries’ service offerings could be reduced, which could adversely affect their ability to attract new clients, harm their reputation and have a material adverse effect on both their and our business, financial condition, and results of operations.

Moreover, becoming a public company will raise our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed, misappropriated, or otherwise violated third-party intellectual property rights.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

We are facilitating overseas business development. The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Practices in the local business communities of many countries outside the United States have a level of government corruption that is greater than that found in the developed world. Our policies mandate compliance with these anti-bribery laws and we have established policies and procedures designed to monitor compliance with these anti-bribery law requirements; however, we cannot assure you that our policies and procedures will protect us from all potential reckless or criminal acts committed by individual employees or agents. If we are found to be liable for anti-bribery law violations, we could suffer from criminal or civil penalties or other sanctions that could have a material adverse effect on our business.

Risks Related to Doing Business in Certain Countries and Regions

Investments in emerging markets are subject to greater risks than those in more developed markets.

You should be aware that investments in emerging markets, such as the GCC region, are subject to greater risks than those in more developed markets, including risks such as:

•        political, social, and economic instability;

•        exposure to local economic and social conditions, including cultural and communication challenges;

•        exposure to local political conditions, including political disputes, requirements to expend a portion of funds locally, and government-imposed industrial cooperation requirements, as well as increased risks of fraud and political corruption;

•        exposure to potentially undeveloped legal systems which make it difficult to enforce contractual rights and to potentially adverse changes in laws and regulatory practices, including licensing, approvals, grants, adjudications, and concessions, among others;

•        war, terrorism, rebellion, coup, revolution, or similar events;

•        drought, famine, epidemics, pandemics, and other complications due to natural or manmade disasters;

•        governments’ actions or interventions, including tariffs, protectionism, subsidies, various forms of exchange controls, expropriation of assets and cancellation of contractual rights;

•        boycotts and embargoes that may be imposed by the international community;

•        ambiguities, uncertainties, and changes in taxation, licensing, and other laws and regulations;

•        arbitrary or inconsistent government action, including capricious application of tax laws and selective tax audits;

•        controls on the repatriation of profits and/or dividends, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•        difficulties and delays in obtaining new permits, licenses, and consents for business operations or renewing existing ones;

•        difficulties or an inability to obtain legal remedies in a timely manner;

•        compliance with a variety of U.S. and other foreign laws, including (i) compliance (historical and future) with the requirements of applicable anti-bribery laws, including the U.K. Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act of 1977; and (ii) compliance (historical and future) with sanctions and export control provisions (including the U.S. Export Administration Regulations) in several jurisdictions, including the European Union, the United Kingdom, and the United States; and

•        potential lack of reliability as to title to real property in certain jurisdictions.

Although the GCC region has enjoyed significant economic growth over the last several years, there can be no assurance that such growth will continue. Moreover, while certain governments’ policies have generally resulted in improved economic performance, there can be no assurance that such a level of performance can be sustained.

Accordingly, you should exercise particular care in evaluating the risks involved and must decide whether, in the light of those risks, your investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

Investing in GCC markets carries certain risks that should be taken into consideration. Some of the key risks include:

•        Regulatory Environment:    The regulatory landscape in GCC countries may vary, and changes in regulations or government policies can impact the investment climate. It is essential to stay updated on regulations related to foreign investments, technology transfers, intellectual property rights, and data privacy.

•        Economic and Political Stability:    GCC markets are subject to geopolitical tensions and economic fluctuations. Political instability, regional conflicts, or changes in government policies can affect the business environment and investor confidence, however its evident that the local governments policies are focusing on their economic growth and avoiding political conflicts.

•        Market Maturity:    While GCC markets are rapidly growing, the technology sector may still be in its early stages of development. The level of market maturity, infrastructure, and adoption rates for certain technologies can vary across different countries within the GCC region.

•        Competitive Landscape:    The tech industry in the GCC region is becoming increasingly competitive, with local and international players vying for market share. Understanding the competitive landscape and differentiating your offering is crucial to succeed in this dynamic market.

•        Talent Availability:    Finding skilled and experienced talent, particularly in specialized tech fields, can be a challenge in certain GCC countries. Assessing the availability of qualified professionals and building a strong team is vital for the success of tech investments, however the GCC countries have succeeded for decades to attract talents and competencies by offering high wages and unique lifestyle as well as wellbeing and comfort of life.

•        Cultural Considerations:    Cultural norms and business practices in the GCC region may differ from other markets. Adapting to local customs, building relationships, and understanding the local business culture can contribute to successful investments, however the government of UAE and recently Saudi Arabia are adopting more western related culture to make it easier for expats with western cultures to adapt with the local culture.

The economies within the GCC region are highly dependent upon the oil and gas industry.

The UAE’s economy as well as a number of other economies within the GCC region are highly dependent upon the oil and gas industry. Oil and gas prices fluctuate in response to changes in many factors, including, but not limited to:

•        economic and political developments in oil producing regions;

•        global and regional supply and demand, and expectations regarding future supply and demand, for oil and gas products;

•        the ability of members of Organization of the Petroleum Exporting Countries and other crude oil producing nations to agree upon and maintain specified global production levels and prices;

•        the impact of international environmental regulations designed to reduce carbon emissions;

•        actions taken by major crude oil and gas producing or consuming countries;

•        prices and availability of alternative fuels;

•        global economic and political conditions;

•        development of new technologies; and

•        global weather and environmental conditions.

Oil prices declined significantly beginning in June 2014, and although prices have recovered in 2018, they have remained volatile with periodic declines since October 2018, including during the first quarter of 2020. If oil prices decline again, this is likely to have an adverse effect on the gross domestic product and other economic indicators of oil-producing countries, such as the UAE, resulting in fewer tourists and business travelers coming into the countries, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business may be adversely affected by changes in government policies, laws, and regulations in the UAE.

We conduct all of our business through our subsidiaries in the UAE. As such, our business may be adversely affected by changes in government policies, laws, and regulations in the UAE.

On 16 January 2023, the Ministry of Finance of the UAE introduced a 9% federal corporate tax regime for the first time in the UAE to be applied on the adjusted accounting net profits of a business above AED375,000 (US$102,110), which came into effect on 1 June 2023. Our subsidiaries are subject to corporate income tax in the UAE as their net profits meet the AED375,000 (US$102,110) threshold.

Moreover, value added tax, or VAT, was introduced in the UAE on January 1, 2018, at a rate of 5%. Whilst VAT will apply to our business transactions in the UAE, it has not had a material impact on our business. However, any further change in VAT in the UAE could increase the costs for users to purchase our services and may reduce user spending as a result, which could adversely affect our revenue.

In addition, the AED, which is the legal currency of the UAE, has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged in the future or that the existing peg will not be adjusted in a manner that negatively impacts the level of economic activities in the UAE or negatively impacts the attractiveness of the UAE as a tourist destination. Any such de-pegging or adjustment could have a material adverse effect on our business, financial condition, and results of operations.

The economic, political, and social conditions in the GCC region, as well as government policies, laws, and regulations, could affect our business, financial condition, and results of operations.

Our subsidiaries are located in the UAE, and they provide travel agency services in the GCC region, therefore, they must comply with the applicable laws and regulations in the jurisdictions of the GCC region. The regulatory bodies in the GCC region may not be as fully matured and as established as those of the United States. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Inconsistent interpretation or implementation in relation to existing laws and regulations could restrict our subsidiaries’ ability to offer their services in the relevant jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations.

Our failure to obtain, maintain or renew licenses, approvals, permits, registrations, or filings necessary to conduct our subsidiaries’ operations could have a material adverse impact on our business, financial condition, and results of operations.

Regulatory authorities in various jurisdictions oversee different aspects of our subsidiaries’ business operations. Our subsidiaries are required to obtain a number of licenses, approvals, permits, registrations, and filings and are subject to certain reporting obligations required for maintaining our subsidiaries and personnel in such jurisdictions. We cannot assure you that our subsidiaries have obtained all of these licenses, approvals, permits, registrations, and filings or will continue to maintain or renew all of them or that our subsidiaries have complied with these requirements in full. If our subsidiaries fail to obtain necessary authorizations, they may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition, and results of operations. In addition, there can be no assurance that our subsidiaries will be able to maintain their existing licenses, approvals, registrations or permits in the relevant jurisdictions, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations, or filings necessary for our subsidiaries’ business expansion from time to time. If our subsidiaries fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[•] per share, assuming an initial public offering price of $[•]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

Our Chairman of the Board of Directors has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Zhengang Tang, our Chairman of the Board of Directors, Director, and Chief Executive Officer, beneficially owns an aggregate of 74.3% of our outstanding Shares. Upon the completion of the Offering, Zhengang Tang will beneficially own [•] Shares, or approximately [•] of our outstanding Shares.

Accordingly, Zhengang Tang could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors, and other significant corporate actions. He will also have the power to prevent or cause a change in control. Without the consent of Zhengang Tang, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, he could violate his fiduciary duties by diverting business opportunities from us to themselves or others. The interests of Zhengang Tang may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding Zhengang Tang and his affiliated entity, see “Principal Shareholders.”

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements, and (iii) establishing internal audit function by engaging an external consulting firm to assist us with assessment of compliance requirements and improvement of overall internal control. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed, and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report after becoming a public company. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We also incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 50,000,000 Ordinary Shares are outstanding before the consummation of this offering. An aggregate of [•] Ordinary Shares will be outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends in the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The price of our Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for the development of new travel itineraries, global market expansion in Europe and Australia through acquisitions of local travel agencies and establishment of new subsidiaries, development of travel assistance tools such as digital tourism robot, and working capital and other general corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We plan to apply to have our Ordinary Shares listed on the Nasdaq Capital Market upon consummation of this offering. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange. Following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control.

Some provisions of our post-offering articles of association, which will become effective on or before the completion of this offering, may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

•        provisions that authorize our Board of Directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders; and

•        provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies.

Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Being an “Emerging Growth Company” and “Foreign Private Issuer””

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our post-offering memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of members without charge, and to receive our annual audited financial statements. Subject to the foregoing, our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the company law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Governing Documents — Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law does not provide shareholders with any right to requisition a general meeting or put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares representing in aggregate not less than one-third of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of our Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a PFIC, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

We have 50,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus. Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. See “Shares Eligible for Future Sale.” Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

The shareholders who own 5% or more of our Ordinary Shares have agreed not to sell any of their Ordinary Shares for a period of 180 days from the date of this prospectus. See “Underwriting — Lock-Up Agreements” for more information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•        changes in political, social, and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

•        the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

•        changes in the availability and cost of professional staff which we require to operate our business;

•        changes in customers’ preferences and needs;

•        changes in competitive conditions and our ability to compete under such conditions;

•        changes in our future capital needs and the availability of financing and capital to fund such needs;

•        changes in currency exchange rates or interest rates;

•        projections of revenue, profits, earnings, capital structure and other financial items;

•        changes in our plan to enter into certain new business sectors; and

•        other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately $[    ] million, after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $5 per share, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds of this Offering in the following order of priority:

•        approximately 40%, or US$[    ] million for the development of new travel itineraries;

•        approximately 25%, or US$[    ] million for global market expansion in Europe and Australia through acquisitions of local travel agencies and establishment of new subsidiaries (as of the date of this prospectus, we have not identified any potential target companies for such acquisitions);

•        approximately 10%, or US$[    ] million for development of travel assistance tools such as digital tourism robot; and

•        approximately 25%, or US$[    ] million for working capital and other general corporate purposes.

To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

DIVIDEND POLICY

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Our Board of Directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that we may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Even if our Board of Directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Please see the section entitled “Taxation” of this prospectus for information on the potential tax consequences of any cash dividends declared.

CAPITALIZATION

The following tables set forth our capitalization as of June 30, 2023:

•        on an actual basis; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of 50,000,000 Ordinary Shares at an assumed initial public offering of $5.00 per share after deducting the underwriting discounts, non-accountable expense allowance, and estimated Offering expenses payable by us.

You should read the tables together with our combined financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2023
	Actual	As Adjusted
	(in US$)
Cash and cash equivalents:	$909,634	$
Equity:
Ordinary Shares, $0.0001 par value, 50,000,000 Ordinary Shares authorized; and 3,750,000 Ordinary Shares issued and outstanding(1)	375
Subscription receivable	(375)
Additional paid-in capital	$81,688	$
Retained earnings	$3,961,653	$
Total equity	$4,043,341	$
Total capitalization	$4,043,341	$

____________

(1)      Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discounts, the non-accountable expense allowance, and other expenses. We expect to receive net proceeds of approximately $[    ] (Offering proceeds of $[    ], less underwriting discounts of $[    ], non-accountable expense allowance of $[    ], and Offering expenses of $[    ]).

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and our net tangible book value per share after this Offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per ordinary share attributable to the existing Shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding good will and other intangible assets, less than our total liabilities. Our net tangible book value as of December 31, 2022 and the six months ended June 30, 2023, was US$4,008,944 and US$4,055,348, respectively.

After giving effect to the issuance and sale of [    ] Ordinary Shares in this Offering at an assumed initial public offering price of US$5 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts, non-accountable expense allowance and estimated Offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been US$ per outstanding ordinary share ([    ] Ordinary Shares). This represents an immediate increase in the net tangible book value of US$[    ] to existing shareholders and an immediate dilution in the net tangible book value of US$[    ] per ordinary share to investors purchasing Ordinary Shares in this Offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public offering price	$
Net tangible book value as of June 30, 2023	$
Pro forma net tangible book value after giving effect to this Offering	$
Amount of dilution in net tangible book value to investors in this Offering	$

The following table summarizes, on a pro forma as adjusted basis as of the date of this filling, the total number of Ordinary Shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing Shareholders and by investors in this Offering. The table below reflects an assumed initial public Offering Price of US$[    ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Ordinary Shares purchased in this Offering and excludes underwriting discounts, the non-accountable expense allowance and estimated Offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Shareholders	[ ]	[ ]	[ ]	[ ]	$	[ ]
Investors in this Offering	[ ]	[ ]	[ ]	[ ]	$	[ ]
Total	[ ]	[ ]	[ ]	[ ]	$	[ ]

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this Offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this Offering determined at pricing.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and the Cayman Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

[    ] will act as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; and (e) the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•        the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors, and shareholders, be arbitrated.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States and (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final and conclusive; (iv) is not in respect of taxes, a fine or a penalty; (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, (vi) is not impeachable on the grounds of fraud and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

United States

Substantially all of our operations are conducted the UAE, and substantially all of our assets are located in this jurisdiction. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

UAE

Our UAE legal counsel, Pinsent Masons LLP, has advised us that the Dubai Courts will not enforce a foreign judgment where they would have had exclusive jurisdiction to hear the underlying dispute. If the Dubai Courts did not have jurisdiction or had concurrent jurisdiction with a foreign court, the Dubai Courts would enforce the judgment under the same conditions a UAE judgment would be enforced in the country which issued the judgment if: i) the foreign court that issued the judgment or order has been issued in accordance with the laws of the state in which the judgement or order has been issued, iii) the parties to the claim which the foreign judgement is issued were required to appear and were properly represented, iv) the judgment has res judicata effect; v) the judgement does not conflict with a judgment previously issued in the UAE and does not violate public policy or morals. Additionally, in principle, a money judgment from a recognized court may be enforced in ‘onshore’ Dubai through the Dubai International Financial Centre Courts if the judgment meets the common law test for enforcement, namely it is final and conclusive, the court issuing the judgment had jurisdiction to determine the dispute, the judgment does not relate to payment of taxes, fines, or penalties and the judgement is not subject to a ground justifying challenge to enforcement (e.g. where the judgement is contrary to public policy, obtained by fraud or is inconsistent with a prior judgement). If there are parallel proceedings in onshore Dubai Courts, it may not be possible to use the DIFC Courts as a conduit.

CORPORATE STRUCTURE AND HISTORY

Our Corporate Structure and History

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C was incorporated on November 2, 2023, as an exempted company with limited liability in the Cayman Islands. On October 26, 2023, Ambitions Dubai was incorporated in UAE and as a wholly owned subsidiary of the Company.

On October 10, 2007, Hunter Dubai was incorporated as a company with limited liability organized pursuant to the laws of the Emirate of Dubai.

On March 16, 2008, Multiple Dubai was incorporated as a company with limited liability organized pursuant to the laws of the Emirate of Dubai.

On November 11, 2023, Ambitions Dubai acquired 100% of the equity interests in Hunter Dubai and Multiple Dubai from their respective shareholders. Consequently, the Company became the ultimate holding company of all other entities mentioned above.

The following diagram illustrates the ownership structure of the Company (as of the date of this prospectus and upon closing of the offering (assuming no exercise of the over-allotment option):

____________

(1)      Represents 2,400,000 Ordinary Shares held by HMDD Limited, which is 100% owned by Naixin Tang, the manager of public relations of Hunter Dubai, and 400,000 Ordinary Shares held by HMDF Limited, which is 100% owned by Mingtao Zhu, the general manager of Multiple Dubai.

(2)      Represents 33,500,000 Ordinary Shares held by HMDA Limited, which is 70% owned by Zhengang Tang, our Chairman of the Board of Directors, Director, and Chief Executive Officer, and 30% owned by Jihong Chen, our Director.

(3)      Represents 6,2000,000 Ordinary Shares held by HMDC Limited, which is 100% owned by Zhengang Tang.

(4)      Represents 7,500,000 Ordinary Shares held by HMDE Limited, which is 100% owned by Zhengang Tang.

Corporate Information

Our registered office is Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands and our principal place of business is 630 Business Village, Block B, Port Saeed Deira, Dubai, UAE. The telephone number of our principal place of office is +97 142282568. Our agent for service of process in the United States is [    ], the address of which is [    ]. Our corporate website is http://www.huntertourism.net. The information contained on our website does not constitute part of this prospectus.

MANAGEMENT’ S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes, included elsewhere in this prospectus. The discussion and analysis below present our historical results as of and for the periods ended on, the dates indicated. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, are forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The historical financials below are those of the Company and its subsidiaries.

Overview

We are a one-stop tourism and management solutions service provider for MICE in the UAE. We, through our subsidiaries provide comprehensive services and customized solutions for tourism and MICE travel customers, including event planning, ticketing, visa application, ground services, accommodation and dining arrangements, event reception and execution. We collaborate with numerous experienced travel agencies, hotels, airlines, and other relevant service providers to ensure providing personalized service with high quality.

For the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, our revenue were approximately $5.3 million, $11.3 million, and $8.2 million, respectively. We recorded net income of approximately $0.04 million for the six months ended June 30, 2023. We recorded net income of approximately $1.3 million and net loss of approximately $0.6 million for the years ended December 31, 2022 and 2021, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

General Factors Affecting Our Results of Operations

•        global economic growth;

•        the growth and competitive landscape of management solution service industry in UAE; and

•        governmental policies and initiatives affecting UAE’s management solution service industry.

Special Factors Affecting Our Results of Operation

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company-specific factors, including the following key factors:

•        Our ability to maintain relationships with major customers;

•        Our ability to maintain relationships with third-party service providers;

•        Our ability to retain, attract, and motivate key personnel; and

•        Our ability to maintain and enhance the recognition of our brands.

See “Risk Factors — Risks Relating to Our Business — High customer concentration exposes our subsidiaries to all of the risks faced by their major customers and may subject them to significant fluctuations or declines in revenue, which may have a material adverse impact on their business, and their and our financial condition and results of operations,” “Risk Factors — Risks Relating to Our Business — Our subsidiaries use third-party services in connection with their business, and any disruption to these services could result in a disruption to their business, negative publicity, and a slowdown in the growth of their customer base, materially and adversely affecting our business, financial condition, and results of operations,” “Risk Factors — Risks Relating to Our Business — If we cannot retain, attract, and motivate key personnel, we may be unable to effectively implement our business plan,” and “Risk Factors — Risks Relating to Our Business — Damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations, and prospects.”

Impact of the COVID-19 Pandemic

The COVID-19 pandemic severely restricted the level of economic activity around the world beginning in 2020. Government measures implemented then to contain the spread of COVID-19, such as imposing restrictions on travel and business operations, limited business travel significantly below 2019 levels.

Since then, many countries have vaccinated a reasonable proportion of their population, and the spread of virus is now being contained to varying degrees in different countries. With the evolution of milder COVID-19 variants, availability of multiple vaccine booster doses, and increasing familiarity with the virus, many COVID-19 related travel restrictions have been lifted with countries reopening their borders for foreign travel and clients becoming more comfortable traveling. This has led to a moderation, and to some extent, a recovery, from the more severe declines in business travel bookings experienced at the height of the pandemic and during periods of resurgence. We have seen improvement in our transaction volume starting the second half of 2021 and continuing into the six months ended June 30, 2023. While the global travel activity has since shown a recovery trend, it remains below 2019 levels. Since March 2020, we have taken several measures to preserve our liquidity, including initiating a business response plan to the COVID-19 pandemic (voluntary and involuntary redundancies, flexible workings, mandatory pay reductions, and consolidating facilities.). We incurred a net income of $0.04 million and had cash inflows from operations of $0.2 million for the six months ended June 30, 2023. We incurred a net income of $1.3 million and had cash outflows from operations of $0.8 million for the year ended December 31, 2022 compared to a net loss of $0.6 million and cash outflows from operations of $1.2 million for the year ended December 31, 2021.

Overall, the full duration and total impact of COVID-19 remains uncertain, and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, our business going forward. The severity and duration of resurgence of COVID-19 variants, as well as uncertainty over the efficacy of the vaccines against such new variants of the virus, may contribute to delays in economic recovery.

On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on our future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19 cases, future government actions in response to COVID-19, and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of COVID-19 on our future operations, financial condition, liquidity, and results of operations. See “Risk Factors — Risks Relating to Our Business — Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our subsidiaries’ operations, which could materially and adversely affect our subsidiaries’ and our business, financial condition, and results of operations” on page 14.

Key Components of Our Results of Operations

Revenue

We generate our revenue primarily by providing (i) MICE management solution services, (ii) packaged tours services, (iii) services for transportation ticketing and accommodation reservation, and (iv) other travel related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services. The following table sets forth a breakdown of the Group’s revenue, in thousands amounts and percentages of total revenue for the years presented:

	For the Six Months Ended June 30,
	2023		2022
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
MICE management solution services revenue	3,932	74.3	2,407	72.9
Packaged tours services revenue	1,113	21.0	579	17.5
Commission revenue for transportation ticketing and accommodation reservation services	211	4.0	310	9.4
Other revenue	38	0.7	8	0.2
Total revenue	5,294	100.0	3,304	100.0
	For the Years Ended December 31,
	2022		2021
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
MICE management solution services revenue	9,438	83.3	7,626	93.2
Packaged tours services revenue	1,255	11.1	205	2.5
Commission revenue for transportation ticketing and accommodation reservation services	546	4.8	267	3.3
Other revenue	94	0.8	82	1.0
Total revenue	11,333	100.0	8,180	100.0

MICE management solution services revenue.

We generate revenue from providing MICE management solution services to corporate customers for their business purpose tourism. Our services cover all aspects of the work including event planning, venue selection, event promotion, event execution, event management, and post-event evaluation. MICE management solution services revenue are recognized on a gross basis at a point in time when the service is completed.

For the six months ended June 30, 2023 and 2022, our MICE management solution services revenue accounted for approximately $3.9 million and $2.4 million, representing 74.3% and 72.9% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, our MICE management solution services revenue accounted for approximately $9.4 million and $7.6 million, representing 83.3% and 93.2% of our total revenue, respectively.

Packaged tours services revenue.

We, through our subsidiaries, also operate our self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, our subsidiaries integrate the underlying resources such as transportations, accommodations, entertainments, meals, and tour guide services from selected suppliers, directs the selected vendors to provide services on our subsidiaries’ behalf, and hence sets up the price for the tour.

For the six months ended June 30, 2023 and 2022, packaged tours service revenue accounted for approximately $1.1 million and $0.6 million, representing 21.0% and 17.5% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, packaged tours service revenue accounted for approximately $1.2 million and $0.2 million, representing 11.1% and 2.5% of our total revenue, respectively.

Commission revenue for transportation ticketing and accommodation reservation services.

We receive commissions from travel suppliers for ticketing reservations, hotel room reservations, and other related services through the Group’s transaction under various services agreements. We are not entitled to commission fees for tickets or hotel rooms canceled by end users. We present revenue from such transactions on a net basis as we generally do not control the service provided by the travel supplier to the end user and do not assume inventory risk for canceled ticketing and hotel room reservations.

For the six months ended June 30, 2023 and 2022, commission revenue for transportation ticketing and accommodation reservation services accounted for approximately $0.2 million and $0.3 million, representing 4.0% and 9.4% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, commission revenue for transportation ticketing and accommodation reservation services accounted for approximately $0.5 million and $0.3 million, representing 4.8% and 3.3% of our total revenue, respectively.

Other Revenue.

Other revenue primarily comprise revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Costs of Revenue

Cost of revenue mainly consists of salaries and other compensation expenses related to our tour advisors, customer services representatives, and other personnel related to MICE management solution services and packaged tours transactions, and other expenses directly attributable to our subsidiaries’ principal business operations, primarily including cost of merchandises, payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, and other service fees. For the arrangements where our subsidiaries secure availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business, from which revenue are recognized on a gross basis, cost of revenue also includes the amount paid to tour operators or suppliers. The following table sets forth a breakdown of our cost of revenue, in absolute amounts and percentages of our total revenue for the years presented:

	For the Six Months Ended June 30,
	2023		2022
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
Cost of MICE management solution services	3,334	63.0	1,718	52.0
Cost of packaged tours services	1,034	19.5	574	17.4
Other cost	69	1.3	13	0.4
Total cost of revenue	4,437	83.8	2,305	69.8
	For the Years Ended December 31,
	2022		2021
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
Cost of MICE management solution services	7,603	67.1	7,530	92.1
Cost of packaged tours services	1,074	9.4	184	2.3
Other cost	76	0.7	40	0.5
Total cost of revenue	8,753	77.2	7,754	94.9

Operating expenses

Our operating expenses consist of selling expenses and general and administrative expenses. The following table sets forth our operating expenses, both in amount and as a percentage of our total revenue for the periods presented:

	For the Six Months Ended June 30,
	2023		2022
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
Operating expenses
Selling expenses	408	7.7	292	8.8
General and administrative expenses	419	7.9	341	10.3
Total operating expenses	827	15.6	633	19.1
	For the Years Ended December 31,
	2022		2021
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
Operating expenses
Selling expenses	623	5.5	437	5.3
General and administrative expenses	673	5.9	526	6.4
Total operating expenses	1,296	11.4	963	11.7

Selling expenses

Our selling expenses primarily consist of (i) compensation to sales personnel, including the salaries, performance-based bonus, and other benefits; (ii) service fee related to the sales and marketing function; (iii) advertising, marketing, and brand promotion expenses; and (iv) other expenses in relation to the selling and marketing activities.

Our selling expenses as a percentage of revenue decreased to approximately 7.7% for the six months ended June 30, 2023 from approximately 8.8% for the six months ended June 30, 2022, primarily due to the performance increased through maintaining good relationship with our major existing customers with minimal selling expenses incurred.

Our selling expenses as a percentage of revenue was approximately 5.5% for the year ended December 31, 2022, which remained flat comparing to approximately 5.3% for the year ended December 31, 2021.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) compensation for our management and administrative personnel; (ii) professional service expense; (iii) depreciation and amortization; and (iv) transportation, insurance, and other expenses in relation to the general and administrative activities.

Our general and administrative expenses as a percentage of revenue decreased to approximately 7.9% for the six months ended June 30, 2023 from approximately 10.3% for the six months ended June 30, 2022, primarily due to a decrease in general and administrative personnel related expenses.

Our general and administrative expenses as a percentage of revenue was approximately 5.9% for the year ended December 31, 2022, which remained flat comparing to approximately 6.4% for the year ended December 31, 2021.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain in the Cayman Islands. Additionally, no withholding tax will be required on payments of dividends by us to our shareholders.

The United Arab Emirates

Under the current laws of the UAE, our subsidiaries incorporated in Dubai are not subject to tax on income or capital gain. Additionally, UAE does not impose a withholding tax on payments of dividends to shareholders.

Incoming Federal Corporate Tax

The UAE has recently issued the Corporate Tax Law, pursuant to which federal corporate tax will be implemented for financial periods starting on or after June 1, 2023. A tax rate of 9% on taxable income in excess of AED 375,000 (US$102,110) will be applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; and (iii) foreign businesses that have a permanent establishment in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income. A different, higher, tax rate is expected to apply to certain entities that are part of large multinational groups with global consolidated revenue in excess of 750 million Euro (approximately AED3.15 billion (US$0.86 billion)); however, such rate has not yet been specified. Certain categories of UAE-sourced income generated by foreign businesses without a permanent establishment in the UAE will be subject to withholding tax at the rate of 0%. It is currently unclear how capital gains derived by foreign businesses from the sale of shares of entities resident in the UAE would be taxed.

Uncertain tax positions

The Group did not accrue any liabilities, interest, or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022 and 2021, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenue and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in Note 2-Significant accounting policies of our consolidated financial statements included elsewhere in this registration statement, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates, and assumptions. While management believes its judgments, estimates, and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

Impairment of Right-of-use Assets and Other Long-lived Assets

We review our right-of-use assets, or ROU assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors we consider to be important which could trigger an impairment review primarily include:

•        significant underperformance relative to projected operating results;

•        significant changes in the overall business strategy;

•        significant adverse changes in legal or business environment; and

•        significant competition, unfavorable industry trends, or economic outlook.

When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying value over the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of June 30, 2023 and December 31, 2022 and 2021, there was approximately $0.05 million, $0.07 million, and $0.07 million of impairment of long-lived assets recognized.

Revenue recognition

Under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers, we recognize revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. We recognize revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

We generate revenue by providing (i) MICE management solution services, (ii) packaged tours services, (iii) services for transportation ticketing and accommodation reservation, and (iv) other travel related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services.

MICE management solution services revenue

We generate revenue from providing MICE management solution services to the corporate customers for their business purpose tourism. We act as the principal and our performance obligation is to provide the planning, organization, management, and related services for MICE customers. Our services include all aspects of the work from event planning, venue selection, event promotion, event execution, event management, and post-event evaluation. Each contract of MICE management solution services contains a single performance obligation to provide MICE management solution services which is satisfied at the point when the meetings, conferences, and exhibitions are hosted successfully. We determine pricing for each contract separately without any variable considerations. MICE management solution services revenue is recognized on a gross basis at a point in time when the service is completed.

Packaged tours services revenue

We, through our subsidiary, Hunter Dubai, also operate our self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, Hunter Dubai integrates the underlying resources such as transportations, accommodations, entertainments, meals, and tour guide services from selected suppliers, directs the selected vendors to provide services on its behalf, and hence sets up the price for the tour. Hunter Dubai is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, we, through Hunter Dubai, act as a principal for the self-operated local tour operator business and recognize revenue on a gross basis in accordance with ASC 606.

Commission revenue for air ticketing and hotel reservation

Transportation ticketing services

We receive commissions from travel suppliers for ticketing reservations and other related services through our transaction under various services agreements. Commissions from ticketing reservation services are recognized when tickets are issued, as this is when our performance obligation is satisfied. We are not entitled to a commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. We present revenue from such transactions on a net basis as we, generally, do not control the service provided by the travel supplier to the end user and do not assume inventory risk for canceled ticketing reservations.

Accommodation reservation services

We receive commissions from travel suppliers for hotel room reservations through our transactions. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which we have fulfilled our performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that we are entitled to such incentive commissions. We generally receive incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. We present revenue from such transactions on a net basis as we, generally, do not control the service provided by the travel supplier to the end user and do not assume inventory risk for canceled hotel reservations.

Other revenue

Other revenue primarily comprise revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Contract balances

When either party to a contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If we perform by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before we transfer the related services. Contract liabilities are recognized as revenue when we perform under the contract. During the years ended December 31, 2022 and 2021, we recognized revenue of $971,818 and $1,098,455, respectively, which was initially recorded as contract liabilities and presented as “Advance from customers” on the consolidated balance sheet at the beginning of each period. As of December 31, 2022 and 2021, contract liabilities amounted to $971,572 and $971,818, respectively. Subsequently, we recognized revenue of $917,572 which was initially recorded as contract liabilities as of December 31, 2022.

During the six months ended June 30, 2023 and 2022, the Group recognized revenue of $917,572 and $971,818, respectively, which was initially recorded as contract liabilities and presented as “Advance from customers” on the consolidated balance sheets at the beginning of each period. As of June 30, 2023 and December 31, 2022, contract liabilities amounted to $1,463,491 and $971,572, respectively. Subsequently, the Group recognized revenue of $1,463,491 which was initially recorded as contract liabilities as of June 30, 2023.

Results of Operations

	For the Years Ended December 31,
	2022		2021
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
Revenue
MICE management solution services revenue	9,438	83.3	7,626	93.2
Packaged tours services revenue	1,255	11.1	205	2.5
Commission revenue for transportation ticketing and accommodation reservation services	546	4.8	267	3.3
Other revenue	94	0.8	82	1.0
Total revenue	11,333	100.0	8,180	100.0
Cost of revenue	(8,753)	(77.2)	(7,754)	(94.9)
Gross profit	2,580	22.8	426	5.2

Operating expenses
Selling expenses	(623)	(5.5)	(437)	(5.3)
General and administrative expenses	(673)	(5.9)	(526)	(6.4)
Total operating expenses	(1,296)	(11.4)	(963)	(11.7)

Operating income/(loss)	1,284	11.4	(537)	(6.6)

Bank charges, net	(2)	—	(9)	(0.1)
Other income/(loss), net	9	0.1	(5)	(0.1)
Income/(loss) before income tax	1,291	11.5	(552)	(6.8)
Income tax expenses	—	—	—	—
Net income/(loss)	1,291	11.5	(552)	(6.8)

The fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021

Revenue.    Our total revenue increased by approximately 38.5% from approximately $8.2 million for the year ended December 31, 2021 to approximately $11.3 million for the year ended December 31, 2022, primarily due to the increased MICE management solution services demand from the corporate customers because of relaxed COVID-19 restrictions since the second half of 2022.

Cost of Revenue.    Our cost of revenue increased by approximately 12.9% from approximately $7.8 million for the year ended December 31, 2021 to approximately $8.8 million for the year ended December 31, 2022. The increase was primarily due to the increased number of tourist guide employees employed to meet the increased MICE management solution services demand resulted from the recovery in MICE travel from the COVID-19 pandemic.

Gross Profit.    As a result of the factors set out above, our gross profit increased by 505.6% from approximately $0.4 million for the year ended December 31, 2021 to approximately $2.6 million for the year ended December 31, 2022.

Selling Expenses.    Our selling expenses increased by approximately 42.6% from approximately $0.4 million for the year ended December 31, 2021 to approximately $0.6 million for the year ended December 31, 2022. The increase was primarily due to the increased sales and marketing related activities.

General and Administrative Expenses.    Our general and administrative expenses increased by approximately 27.9% from approximately $0.5 million for the year ended December 31, 2021 to approximately $0.7 million for the year ended December 31, 2022, primarily due to the increased general and administrative personnel related expenses.

Operating Income/Loss.    As a result of the factors set out above, we had operating income of approximately $1.3 million and operating loss of approximately $0.5 million for the years ended December 31, 2022 and 2021, respectively.

Other Income/(loss), net.    We recorded net of other income of $8,879 generated from the penalty income because of the contract termination by customer for the year ended December 31, 2022. We recorded net other loss of $5,255 for the years ended December 31, 2021, which was mainly due to the loss from bank card theft.

Net profit/(loss).    As a result of the foregoing, we had net profit of approximately $1.3 million and net loss of approximately $0.5 million for the years ended December 31, 2022 and 2021, respectively.

	For the Six Months Ended June 30,
	2023		2022
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
Revenue
MICE management solution services revenue	3,932	74.3	2,407	72.9
Packaged tours services revenue	1,113	21.0	579	17.5
Commission revenue for transportation ticketing and accommodation reservation services	211	4.0	310	9.4
Other revenue	38	0.7	8	0.2
Total revenue	5,294	100.0	3,304	100.0
Cost of revenue	(4,437)	(83.8)	(2,305)	(69.8)
Gross profit	857	16.2	999	30.2

Operating expenses
Selling expenses	(408)	(7.7)	(292)	(8.8)
General and administrative expenses	(419)	(7.9)	(341)	(10.3)
Total operating expenses	(827)	(15.6)	(633)	(19.1)

Operating income	30	0.6	366	11.1

Interest expenses, net	(7)	(0.1)	(2)	(0.1)
Other income, net	19	0.4	5	0.2
Income before income tax	42	0.9	369	11.2
Income tax expenses	—	—	—	—
Net income	42	0.9	369	11.2

The six months ended June 30, 2023 compared to the six months ended June 30, 2022

Revenue.    Our total revenue increased by approximately 60.2% from approximately $3.3 million for the six months ended June 30, 2022 to approximately $5.3 million for the six months ended June 30, 2023, primarily due to the increased MICE services demand from the corporate customers driven by the recovery in MICE travel from the COVID-19 pandemic.

Cost of Revenue.    Our cost of revenue increased by approximately 92.5% from approximately $2.3 million for the six months ended June 30, 2022 to approximately $4.4 million for the six months ended June 30, 2023. The increase was primarily due to the increased number of tourist guide employees employed to meet the increased MICE management solution services demand as the recovery in MICE travel from the COVID-19 pandemic.

Gross Profit.    As a result of the factors set out above, our gross profit decreased by approximately 14.2% from approximately $1.0 million for the six months ended June 30, 2022 to approximately $0.9 million for the six months ended June 30, 2023.

Selling Expenses.    Our selling expenses increased by approximately 39.7% from approximately $0.3 million for the six months ended June 30, 2022 to approximately $0.4 million for the six months ended June 30, 2023. This increase was primarily due to the increase of the compensation to sales personnel, including salaries, performance-based bonus, and other benefits with the increase of revenue.

General and Administrative Expenses.    Our general and administrative expenses increased by approximately 22.9% from approximately $0.3 million for the six months ended June 30, 2022 to approximately $0.4 million for the six months ended June 30, 2023. This increase was primarily due to the increase of the compensation to general and administrative personnel.

Operating income.    As a result of the factors set out above, we had approximately $0.03 million and $0.4 million operating income for the six months ended June 30, 2023 and 2022, respectively.

Other Income, net.    We recorded other income of $18,699 and $4,984 for the six months ended June 30, 2023 and 2022, respectively, which was mainly due to the gains from assets disposal.

Net income.    As a result of the foregoing, we had net income of approximately $0.04 million and $0.4 million for the six months ended June 30, 2023 and 2022, respectively.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2-Summary of principal accounting — policies-Recently issued accounting pronouncements of our consolidated financial statements included elsewhere in this registration statement.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2023 and December 31, 2022, we had cash and cash equivalents of approximately $0.9 million and $0.7 million, respectively. We believe that our current cash, cash to be generated from our operations, and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business and may need more capital through equity financing to expand our production and meet market demands.

We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities.

The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,		For the six months ended June 30,
	2022	2021	2023	2022
	USD	USD	USD	USD
	(Amounts in thousands)
Summary Consolidated Cash Flow:
Net cash (used in)/provided by operating activities	(834)	(1,157)	228	(960)
Net cash used in investing activities	(2)	(11)	—	(1)
Net cash used in financing activities	(184)	(49)	—	(136)
Net (decrease)/increase in cash and cash equivalents	(1,020)	(1,217)	228	(1,097)
Cash and cash equivalents, at beginning of the period	1,702	2,919	682	1,7020
Cash and cash equivalents, at end of the period	682	1,702	910	605

The fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021

Operating Activities

Net cash used in operating activities was $0.8 million for the year ended December 31, 2022. The difference between our net profit of approximately $1.3 million and the net cash used in operating activities was primarily due to (i) an increase of accounts receivable of approximately $2.5 million; (ii) a decrease of prepayment and other current assets of approximately $0.2 million; and (iii) an increase of accounts payables of approximately $0.7 million, partially offset by an adjustment of approximately $0.1 million in non-cash items, which mainly consisted of amortization of right-of-use assets of approximately $0.1 million.

Net cash used in operating activities was $1.2 million for the year ended December 31, 2021. The difference between our net loss of approximately $0.6 million and the net cash used in operating activities was primarily due to (i) an increase of accounts receivable of approximately $0.5 million; (ii) a increase of prepayment and other current assets of approximately $1.3 million; and (iii) an increase of accounts payables of approximately $1.4 million, partially offset by an adjustment of approximately $0.2 million in non-cash items, which mainly consisted of amortization of right-of-use assets of approximately $0.2 million.

Investing Activities

Net cash used in investing activities was approximately $2,126 for the year ended December 31, 2022, due to the purchase of property and equipment.

Net cash used in investing activities was approximately $11,470 for the fiscal year ended December 31, 2021, due to the purchase of property and equipment.

Financing Activities

Net cash used in financing activities for the fiscal year ended December 31, 2022 was approximately $0.2 million due to dividends to shareholders.

Net cash used in financing activities for the fiscal year ended December 31, 2021 was approximately $0.05 million due to the repayment of loans from banks.

The six months ended June 30, 2023 compared to the six months ended June 30, 2022

Operating Activities

We recorded net cash provided by operating activities of approximately $0.2 million for the six months ended June 30, 2023. The difference between our net profit of approximately $0.04 million and the net cash provided by operating activities was primarily due to (i) an adjustment of approximately $0.1 million in non-cash items, which mainly consisted of amortization of right-of-use assets of approximately $0.1 million; (ii) an increase of accounts receivable of approximately $0.5 million; (iii) an increase of accounts payable of approximately $0.4 million; and (iv) an increase of advance from customers of approximately $0.5 million.

Net cash used in operating activities for the six months ended June 30, 2022 was approximately $0.9 million. The difference between our net income of approximately $0.4 million and the net cash used in operating activities was primarily due to (i) a decrease of accounts receivable of approximately $0.7 million; (ii) a decrease of prepayment and other current assets of approximately $0.8 million; (iii) a decrease of accounts payables of approximately $2.3 million; (iv) a decrease of advance from customers of approximately $0.6 million; and (v) an adjustment of approximately $0.1 million in non-cash items, which mainly consisted of amortization of right-of-use assets of approximately $0.1 million.

Investing Activities

There was no cash flow generated or used for the six months ended June 30, 2023.

Net cash used in investing activities was approximately $544 for the six months ended June 30, 2022, primarily due to the purchase of property and equipment.

Financing Activities

There was no cash generated or used for the six months ended June 30, 2023. Net cash used in financing activities for the six months ended June 30, 2022 was approximately $0.1 million due to dividends to shareholders.

Trend Information

Other than as described elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Holding Company Structure

We are a holding company with no material operations of our own. As a holding company, we conduct our operations primarily through our subsidiaries, Hunter Dubai and Multiple Dubai. As a result, our ability to pay dividends depends upon dividends paid by Hunter Dubai and Multiple Dubai. If they incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Since inception, inflation in the UAE has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2021 and December 2022 was an increase of 0.2% and a decrease of 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE experiences higher rates of inflation in the future.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

We are subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows, or results of operations taken as a whole. As of the date of this prospectus, we are not a party to any material legal or administrative proceedings.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of credit risk

Financial instruments that potentially subject us to the concentration of credit risks consist of cash, restricted cash, accounts receivable, and amounts due from related parties. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. We deposit our cash and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. We believe that no significant credit risk exists as these financial institutions have high credit quality.

Accounts receivables are typically unsecured and are derived from revenue earned through third-party consumers. We conduct credit evaluations of third-party customers and related parties, and generally do not require collateral or other security from its third-party customers and related parties. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Concentration of customers and suppliers

There was a customer A from whom revenue individually represents greater than 10% of the total revenue of the Group for the years ended December 31, 2022 and 2021, respectively. The total sales to this customer accounted for approximately 11.9% and 63.1% of total revenue for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, there was a customer B accounted for more than 10% of the Company’s accounts receivable, which accounted for approximately 12.8% of the Group’s total accounts receivable. As of December 31, 2021, there was no customer accounted for more than 10% of the Company’s accounts receivable.

There was a supplier A from whom purchases individually represent greater than 10% of the total purchases of the Group for the year ended December 31, 2022, and the total purchase from these suppliers accounted for approximately 15.1% of the Group’s total purchase for the year ended December 31, 2022. There was no supplier from whom purchases individually represent greater than 10% of the total purchases of the Group for the year ended December 31, 2021. As of December 31,2022, there were four suppliers, B, C, D and E, accounted for more than 10% of the Group’s accounts payable, and they accounted for approximately 17.5%, 16.5%, 12.5%, and 10.7%, respectively. As of December 31, 2021, there were two suppliers, B and C, accounted for more than 10% of the Group’s accounts payable, which accounted for approximately 19.3% and 16.4% of the Group’s total accounts payable, respectively.

Currency convertibility risk

All of our revenue and expenses are denominated in AED. The functional currency of our Company is U.S. dollars. The functional currency of our subsidiaries incorporated in the UAE is AED. We use U.S. dollars as our reporting currency.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive income.

The AED has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged or that the existing peg will not be adjusted in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

INDUSTRY

All the information and data presented in this section have been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “Independent Market Research on Global Tourism, UAE One-stop Tourism and MICE Management Solution Markets” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

The tourism industry offers a direct array of services such as transportation, accommodation, catering, sightseeing, shopping, and entertainment to cater to the diverse needs of tourists. Leveraging various resources and facilities, tourism is dedicated to providing professional and personalized services aimed at both attracting and satisfying tourists. Travel purposes in tourism can be broadly classified into business travel and leisure travel. Business travel involves planned and organized activities based on specific themes and procedures, while leisure travel is centered around seeking a pleasurable sightseeing experience. Business purpose tourism can be further categorized into general business travel and MICE travel.

MICE travel spans a wide range of activities, including large forums, corporate annual meetings, exhibitions, trade fairs, trade shows, product launches, art festivals, concerts, and sporting events. Regarded as a catalyst for fostering business exchange and economic development, MICE travel stands out as a prominent segment within the high-end tourism market. The major distinctive features of MICE travelers include but not limited to high consumption level, lower price sensitivity, longer stay, and large groups of participants. Ultimately, the host destination stands to gain substantial economic benefits, encompassing revenue streams from hotels, restaurants, transportation, and overall tourism services. Consequently, MICE travel is anticipated to emerge as one of the most rapidly growing segments within the tourism industry in the future.

Comparisons between General Business/Leisure Travel and MICE Travel

Traits	General Business/Leisure Travel	MICE Travel
Target Customers	• Individual/small group travelers	• Enterprises, organizations/large group travelers
Major Service Providers	• Travel agency • Fragmented travel service providers • Online travel portal	• One-stop tourism and MICE management solutions provider • MICE planning and management company • Travel agency
Core Products & Services	• Travel planning and arrangements • Ticketing and visa application • Pick up service • Transportation & accommodation service • Entertainment activity arrangement

•   Travel and activity planning and arrangements

•   Ticketing and visa application

•   Pick up service

•   Transportation & accommodation service

•   Entertainment activity arrangement

•   Technical support and equipment suppliers

Features	• Fixed travel itinerary design • Small group travel • Preference to choose fragmented services	• Ability of travel and activity planning, arrangement, and execution • Ability to host large groups • Efficient integration of travel resources • Preference for one-stop services

Source: Frost & Sullivan

The GLOBAL TOURISM AND MICE MARKET OVERVIEW

Market Size of Global Tourism and MICE Travel Industry

The global tourism industry, initially grappling with a substantial revenue downturn amid the COVID-19 pandemic, has displayed recovery indicators as the situation stabilized in 2022. In the future, the sustained progress of the global economy and tourism will be increasingly dependent on elevating productivity of each step or activity in the value chain. Essential aspects driving this progress encompass the increase of industry’s technology penetration, the ability to attract professional talents, and the implementation of an intelligent and strategic tourism policy and governance system. These elements play a pivotal role in fostering continued growth within the global tourism industry. The market size of global tourism industry by revenue is expected to reach USD7.2 trillion in 2027 at a compound annual growth rate (“CAGR”) of 7.1% from 2023.

Market Size of Global Tourism Industry by Revenue, 2018-2027E

Source: Frost & Sullivan

The global MICE travel sector witnessed a decline during the pandemic, but a steady recovery is anticipated, with expectations to reach pre-pandemic levels by 2023 and sustain rapid growth thereafter. Key business customer groups, including the pharmaceutical, finance, technology, internet, automobile, and direct sales industries, have shown robust and swift expansion. Government entities remain significant MICE travel clients, and various organizations actively engage in MICE travel initiatives. The market size of global MICE travel industry by revenue is poised to escalate from USD340.0 billion in 2023 to USD750.0 billion in 2027, reflecting a CAGR of 21.9% during this period. As cultural, tourism, and business domains mature, they are expected to further fuel the development of the global MICE travel market.

Market Size of Global MICE Travel Industry by Revenue, 2018-2027E

Source: Frost & Sullivan

Key Drivers and Trends of Global Tourism and MICE Market

The key drivers and trends of the global tourism and MICE market include the following:

Innovation of digital technology in global tourism industry

Key digital technologies, such as online booking platforms, artificial intelligence, mobile applications, and virtual reality, are revolutionizing the behaviors and experiences of tourists. High-quality tour guiding is now tailored to the personalized service requirements of high-net-worth customers. Meanwhile, artificial intelligence and mobile applications facilitate real-time updates on travel plans, ensuring access to the best available service options. The integration of online booking systems and virtual reality allows specific customers to preview and select personalized services in advance, optimizing their overall travel experience. For MICE travel enterprises specifically, they will evolve and move towards enterprises of possessing industry-leading integration, service, technology, product, and consulting capabilities, forming a development model of deep and effective integration of supplier and customer resources. Therefore, innovation of digital technology helps enterprises in tourism industry to stay competitive in the dynamic tourism market.

Vertical integration of the tourism industry resources

In response to the dynamic tourism market, industry players are increasingly adopting a customer-centric vertical integration strategy. This involves forging comprehensive partnerships with airlines, hotels, and other key entities in the tourism sector to create a seamless, integrated customer experience. By collaborating with airlines, tourism service providers can offer bundled packages, combining flights and hotels for convenient customer bookings. Partnerships with hotels and restaurants diversify dining options, catering to diverse preferences. Integrating online and offline channels using cutting-edge digital technologies enhances competitiveness, optimizes customer experiences, improves operational efficiency, fosters collaboration, and reduces costs. This transformative vertical integration approach is pivotal for tourism service providers to navigate the evolving industry landscape. The global shift towards personalized, tech-driven services underscores the importance of differentiation, revenue generation, and growth opportunities for industry practitioners. Through vertical integration, service providers can better fulfill customer needs, deliver high-quality experiences, and sustain a leading position in the competitive market, fostering long-term, sustainable development.

Integrated development of MICE activities with tourism-related industries

The engagement in MICE activities has prompted participants in the tourism industry to expand their services across the entire value chain. The close alignment of the tourism and exhibition sectors with various industries, including hotels, catering, entertainment, transportation, technology, and media, has catalyzed collaboration and innovation. For instance, tourism companies take charge of reception and organizational tasks, while media companies focus on pre- and post-conference promotion and interviews. This collaborative model offers customers a range of MICE activity options and heightened opportunities for promotion and communication. Additionally, stakeholders in the travel and tourism sectors are partnering with event organizers, such as the FIFA World Cup, establishing an integrated service progression from online and offline ticket sales to localized publicity and execution. This integration not only enhances the appeal and efficiency of exhibition activities but also creates additional avenues for global economic growth and cultural exchanges. In essence, this collaborative and integrated approach elevates the overall MICE tourism experience, contributing to the advancement and enrichment of the global tourism industry.

The UAE TOURISM AND MICE MARKET OVERVIEW

The UAE holds distinct advantages in the tourism and MICE market, driven by a combination of cultural richness, historical significance, natural landscapes, culinary offerings, and modern infrastructures. The UAE’s significance in business tourism is evident in emirates like Dubai and Abu Dhabi hosting international conferences, exhibitions, and events, fostering growth potential. Economic diversification efforts, infrastructure investments, and foreign investment incentives further contribute to the expansion of the tourism and MICE activities in the UAE. The strategic geopolitical location, global connectivity, air travel hubs, maritime access points, and proximity to emerging markets position the UAE as a central hub for international travel, driving continuous growth in the travel and tourism industry.

Market Size of the UAE Tourism and MICE Travel Industry

The UAE has propelled the tourism market size from USD52.6 billion in 2018 to USD60.7 billion in 2022, with a 3.6% CAGR. Looking ahead, a remarkable projected growth is expected, reaching USD155.2 billion by 2027 at a CAGR of 19.0%. The market size of the UAE MICE travel industry by revenue is expected to increase from USD5.7 billion in 2023 to USD16.0 billion in 2027 at a CAGR of 29.3%.

Market Size of the UAE Tourism and MICE Travel Industry by Revenue, 2018-2027E

Source: Frost & Sullivan

The UAE ONE-STOP TOURISM AND MICE MANAGEMENT SOLUTION MARKET OVERVIEW

The UAE one-stop tourism and MICE management solution is a comprehensive service designed to cater to the diverse needs of tourists and event organizers, encompassing aspects such as event planning, ticketing, visa applications, ground services, accommodation, catering arrangements, and event execution. The service model generally consolidates three or more traditionally fragmented services. Providers of one-stop tourism and MICE management solutions in the UAE must obtain licenses and government recognition from relevant authorities to ensure compliance and deliver high-quality services. These essential licenses include operating licenses from the tourism bureau, approvals from the MICE industry association and relevant departments, and liability insurance to safeguard customers’ property. Providers’ employees are also required to possess professional qualifications, undergo necessary training, and adhere to relevant regulations. Government and industry recognition play a crucial role in enhancing the reputation of one-stop tourism and MICE management solution providers, fostering trust and confidence among customers. This trend has gained traction in the UAE, with an increasing number of tourists opting for this service model, thanks to its convenience, efficiency, and ability to meet diverse customer needs, thereby opening up more business opportunities and benefits for enterprises.

Value Chain Analysis of One-stop Tourism and MICE Management Solution Market

The one-stop travel and MICE management solution seamlessly integrates traditional pre-arrival services, including travel planning, ticketing, and visa applications, with post-arrival services like ground pick-up, hotel and catering arrangements, and event execution. This comprehensive approach effectively simplifies the event planning process, enhancing project efficiency while reducing complexity and potential miscommunication issues. One-stop travel and MICE management solution providers enjoy the advantage of not being confined to fragmented services, allowing them to achieve economies of scale through collaborations with major suppliers and offer customers flexible options that align with their demands. In comparison to the traditional model, these providers elevate the customer experience by streamlining processes, ensuring effective quality control, maintaining consistency, and managing risks. Moreover, they provide swift responses to any issues, alleviating customers from the challenges of coordinating across multiple contracts and with various providers. By offering comprehensive support, professional travel and service providers simplify the planning and management of tours and related activities, saving customers significant time and effort and ensuring the success of their events.

Value Chain of One-stop Tourism and MICE Management Solution Market

Source: Frost & Sullivan

Market Size of the UAE One-stop Tourism and MICE Management Solution Market

The market size of the UAE one-stop tourism and MICE management solutions industry grew from USD24.1 billion to USD32.1 billion in 2022, with projections to reach USD90.8 billion by 2027, reflecting a CAGR of 21.9% from 2023.

Market Size of the UAE One-stop Tourism and MICE Management Solution by Revenue, 2018-2027E

Source: Frost & Sullivan

Key Drivers and Trends of the UAE One-stop Tourism and MICE Management Solution Market

The key drivers and trends of the UAE one-stop tourism and MICE management solutions industry include the following:

Issuance of regional incentives under economic diversification

Traditionally, the UAE economy predominantly relies on revenue generated from oil and gas resources, making it vulnerable to fluctuations in global commodity prices and geopolitical tensions. Therefore, diversifying away from heavy dependence on oil and gas has become a key economic strategy for the UAE, and the government aims to develop and nurture other sectors of economy including tourism and MICE management services, attracting international businesses and investors. In this context, the UAE has implemented proactive incentives and investment measures including infrastructure development, regulation formulation and promotional campaigns, providing strong impetus to the tourism and MICE management market. As a result, the UAE emirates especially Dubai have become the center of finance, tourism, and business activities worldwide.

Construction of modern infrastructure and diversification of local cultures

With substantial support from the local government, the UAE has prioritized infrastructure development as a key strategy for economic diversification and global attractiveness. Heavy investments have been directed towards constructing luxurious hotels, modern airports, cultural attractions, and entertainment facilities to enhance the UAE’s appeal to international tourists and facilitate international trade and business activities. This extensive infrastructure development has laid a robust foundation for MICE management activities, meeting stringent requirements for hotel quality and luxury. With a total of 804 hotels in Dubai in 2022 and Dubai International Airport handling over 66 million passengers in the same year, the region’s flourishing infrastructure, including exhibition centers and transportation, provides significant growth opportunities for one-stop tourism and MICE management solution providers.

Additionally, the UAE’s rich cultural heritage and its status as the cradle of major Abrahamic religions, including Judaism, Christianity, and Islam, contribute to its global appeal. The Sheikh Zayed Mosque, the second-largest mosque in the Muslim world with a cost of $5.5 billion, stands as a testament to the UAE’s cultural significance. Moreover, the inauguration of the “Abrahamic Family House” in March 2023 marked a historic moment as the first inter-religious building complex in the GCC countries, integrating a synagogue, a Christian church, and an Islamic Mosque. This initiative enhances the UAE’s cultural and soft power influence, attracting billions of international visitors for various purposes, including tours, conferences, and events. The combination of modern infrastructure and diverse cultural offerings solidifies the UAE’s position as a multifaceted destination for both tourism and MICE activities.

Application of digitalized technology

The growing demand for high-end, customized tourism and MICE management services in the UAE has created development opportunities for one-stop tourism and MICE management solution providers. In order to ensure the high quality of services, leading enterprises have begun to exert digital technologies such as artificial intelligence to meet both high-quality and customized demands from visitors. For instance, with assistance of robots and artificial intelligence, the guides will receive instructions from control center to efficiently guide tourists to various locations such as buses, exhibitions, and conferences. By standardizing various scenarios, the enterprises use this scheme to improve the technical level of services, reduce the cost of services as well as staffing requirements, and this scheme has been endorsed by the Dubai Tourism Authority.

Global market expansion

As an increasing number of individuals and businesses seek cross-border opportunities for tourism and business, the UAE one-stop tourism and MICE management service solutions will actively expand into international markets to meet the growing global customer demands, which may involve establishing offices overseas, expanding partnerships, and providing outbound services. In the future, providers of one-stop tourism and MICE management solution in the UAE will continually adapt to new market demands, broaden their service offerings, and provide more comprehensive services for international client with high-quality and specialized standards.

Entry Barriers of the UAE One-stop Tourism and MICE Management Solution Market

The entry barriers of the UAE one-stop tourism and MICE management solution include the following:

Qualification barrier

Obtaining approval from local tourism bureaus and possessing the qualifications for entry-exit businesses are mandatory prerequisites for market entry and service provision. Moreover, some providers seek recognition and qualification from more than one or even all of tourism and MICE management authorities in the UAE to enhance their credibility. To ensure the successful progress of various overseas activities, solution providers must adhere to pertinent local laws and regulations, encompassing consumer rights, contracts, and privacy.

Talent barrier

Reception and tour personnel represent one of the most crucial assets for ensuring a comprehensive and flexible range of tourism and MICE management services. Their availability around the clock, coupled with the provision of contingency plans, is vital for the successful implementation of activities. Recognizing this, leading companies have instituted a comprehensive personnel training and qualification recognition system, along with the establishment of international planning teams and comprehensive logistics support teams.

Resource barrier

Leading one-stop tourism and MICE management solution providers must invest significant effort in establishing and maintaining a comprehensive and diverse global resource network to meet customer demands for high-quality services and maintain competitiveness in the industry. Solution providers need to establish extensive partnerships with hotels, airlines, restaurants, and other relevant suppliers to secure deals that offer a high level of cost-effectiveness and quality.

Capital barrier

Providing one-stop services necessitates a substantial capital investment to establish an extensive resource network, covering hotels and accommodations, transportation, exhibition venues, tour guides, and translators. These initial investments and ongoing operational costs present a significant challenge for new entrants to the market.

Product Barrier

One-stop tourism and MICE management solution providers are required to provide customized, personized, and unique product and service matrix to satisfy expectations and demands from different customers to form costumers’ trust and brand loyalty. Depending on decades’ industry experience and long-term talent accumulation, leading solution providers hold high capability in product innovating, designing and planning, thus providing services of high quality and uniqueness.

COMPETITIVE LANDSCAPE

The market for tourism and MICE management services in the UAE is highly fragmented, with tens of thousands of companies offering related discrete services. However, as of 2023, only around 10 to 20 companies have the capability to provide comprehensive one-stop solutions for tourism and MICE management.

BUSINESS

Overview

We, through our subsidiaries in the UAE, operate as tour operator, travel agency, and a provider of event planning and management services. As the tourism industry in the Middle East regions is growing rapidly, our subsidiaries primarily provide two lines of services, namely, MICE management, a comprehensive coordination and organization of events, and one-stop tourism, a comprehensive travel product that is designed to provide tourists with all the necessary components of a trip in a single and convenient package, which typically include transportation, accommodations, meals, and guided tours or activities.

“MICE,” an acronym for meetings, incentives, conferences, and exhibitions, represents a specialized sector within the tourism industry focused on organizing and hosting business or academic events. Our subsidiaries assist their clients, mainly companies and industry associations, with the planning, organizing, and execution of various events including annual meetings, product launch conferences, product exhibitions, and staff gatherings in the UAE. They offer comprehensive services encompassing guest invitation, event website development, event applications, advertising, and overall event management and execution.

Our subsidiaries have demonstrated expertise in managing large-scale events. A notable example is the Hantec Group Photography Exhibition organized in November 2022, which saw a participation of around 1,000 individuals. As of the date of this prospectus, our subsidiaries have planned and executed approximately 800 events, each with over 100 participants, and around 40 events with more than 1,000 attendees. Over the years, they have provided MICE management services to over 300 clients.

Due to the essential role of travel arrangements in MICE events and the status of the Middle East region as a favored travel destination, a number of companies often choose countries in the Middle East region, especially the UAE, as their preferred venue for hosting their events. To cater to this need, our subsidiaries offer their clients comprehensive one-stop tourism services. These services include flight ticket bookings, airport pick-up, hotel reservations, restaurant bookings, rental of cars and buses, arranging tickets for tourist attractions, and providing tour guides. With this comprehensive approach, our subsidiaries’ clients are relieved from the hassle of navigating multiple websites for different services, such as flight ticket purchase, hotel bookings, and restaurant reservations, thereby saving time and streamlining the travel planning process. As of the date of this prospectus, our subsidiaries are able to provide services for travel in the UAE, Turkey, Lebanon, Jordan, Iran, Qatar, Bahrain, Kuwait, Saudi Arabia, and Oman.

In addition to providing a wide range of tourism services, our subsidiaries also specialize in creating personalized travel plans for each group, such as organizing diverse tour experiences to suit specific interests, whether educational, business, or recreational.

Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

A broad range of customers:    As of the date of this prospectus, our subsidiaries have provided event planning and organization services to over 300 clients. These clients represent a broad spectrum of sectors, encompassing consumer goods, technology, finance, education, and legal industries.

Large-scale event planning and organizational capabilities:    As of the date of this prospectus, our subsidiaries have a specialized team of 15 professionals committed to the MICE management business. Additionally, our subsidiaries work with a wide range of third-party service providers, such as event venue providers, translation providers, electronic equipment providers, event material producers, and advertising companies, to provide various services to the clients, which enables our subsidiaries to deliver a comprehensive array of services to their clients, ensuring the seamless execution of sizable events. Moreover, our subsidiaries create detailed execution plans for each large-scale event. These plans encompass various logistics such as airport pick-up, dining options, hotel accommodations, and recreational activities. As of the date of this prospectus, our subsidiaries have planned and executed approximately 800 events with over 100 participants, and approximately 40 events with more than 1,000 attendees. Notably, in November 2022, our subsidiaries organized the Hantec Group Photography Exhibition with a total of approximately 1,000 participants. Moreover, in 2023, our subsidiaries conducted a seminar for Perfect (China) Co., Ltd., attracting approximately 1,300 participants.

Bespoke travel itinerary planning services:    Our subsidiaries specialize in creating personalized travel plans for each group, considering the clients’ specific travel goals, personal preferences, budget constraints, and the unique attributes of their chosen destination. Our subsidiaries’ approach to itinerary planning is detail-oriented, ensuring seamless travel experiences by coordinating airport transfers, carefully selected site visits and activities, curated dining experiences, and comfortable hotel stays.

Diversified selection of services:    As of the date of this prospectus, our subsidiaries has worked with 15 hotels, such as Hilton, Marriott, Hyatt, and Four Seasons, 14 restaurants, and five car rental companies to provide customers with a diverse range of experiences in accommodations, dining, and transportation.

Experienced management team:    Our company is supported by an experienced management team, whose expertise spans across management, business administration, and tourism management. For example, our Chairman of the Board of Directors, Director, and Chief Executive Officer, Zhengang Tang, who obtained a master’s degree in business administration from Peking University, brings a wealth of corporate management experience, founded our subsidiary, Hunter Dubai, and has been the chief executive officer of the subsidiary since 2006. Jihong Chen, one of our directors, possesses over three decades of experience in the tourism industry, used to serve as the manager of China International Travel Service Limited, a tour operator and travel agency in China, and has been the general manager of Hunter Dubai since 2006. Jinbin Wang, the deputy general manager of Hunter Dubai, has academic background in tourism management, used to work in various hotels and has been the deputy general manager of Hunter Dubai since 2011. Mingtao Zhu, boasting over ten years of expertise in tourism and event planning, has been working for Multiple Dubai since 2011 and currently serves as the general manager of Multiple Dubai.

Challenges

Set forth below are the challenges our subsidiaries face in their business operations:

Customer concentration:    Although our subsidiaries serve a broad range of customers, our business to some extent depends on a few major customers. For the six months ended June 30, 2023, two clients, Perfect (China) Co., Ltd. and Smartcom (Hongkong) Co., Ltd., accounted for more than 10% of the Company’s total revenue, accounting for 12% and 10.5% of our total revenue, respectively. For the fiscal years ended December 31, 2022, CTG MICE Service Company Limited was the only customer that accounted for more than 10% of the Company’s total revenue, accounting for 11.69% of our total revenue. For the fiscal years ended December 31, 2021, CTG MICE Service Company Limited was the only customer accounted for more than 10% of the Company’s total revenue, accounting for 62.54% of our total revenue. Dependence on these customers will expose our subsidiaries to the risks of substantial losses. If our subsidiaries fail to maintain relationships with these clients, and if they are unable to find replacement clients on commercially desirable terms or in a timely manner or at all, our subsidiaries’ business, both their and our financial condition and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Our Business — High customer concentration exposes our subsidiaries to all of the risks faced by their major customers and may subject them to significant fluctuations or declines in revenue, which may have a material adverse impact on their business, and their and our financial condition and results of operations.”

Risk of misconduct and errors by employees:    Executing a large-scale event necessitates a significant number of employees, either from our subsidiaries or from third-party service providers. Consequently, our subsidiaries are exposed to the risk of misconduct and errors by both their own employees and those of third-party business partners they collaborate with. If any of their employees or employees of third-party business partners take, convert, or misuse funds or documents, or fail to follow rules and procedures when interacting with current or prospective clients, our subsidiaries could be liable for damages and subject to regulatory actions and penalties. Our subsidiaries could also be perceived to have facilitated or participated in the illegal misappropriation of funds or documents, or the failure to follow rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in the diminished ability to operate our business, potential liability to clients, inability to attract new clients, reputational damage, regulatory intervention, and financial harm, which could negatively impact our business, financial condition, and results of operations. See “Risk Factors — Risks Relating to Our Business — Misconduct and errors by our subsidiaries’ employees and the employees of third parties our subsidiaries work with could harm our business and reputation.”

Seasonality:    Our subsidiaries provide travel-related services, primarily in the Middle East, with a focus on Dubai. As such, they experience seasonal fluctuations in their business, particularly from June to August, when the extreme summer weather in Dubai leads to a decline in tourism and reduced demand for outdoor events and activities. Consequently, our revenue during these months is lower than the average of other quarters. See “Risk Factors — Risks Relating to Our Business — The seasonality of the tourism industry in the UAE impacts our operating results.”

Dependence on third-party service providers:    To offer customers a diversified selection of services, our subsidiaries must maintain healthy relationships with a variety of third parties. If such third parties increase the prices of their services, fail to provide their services effectively, terminate their services or agreements, or discontinue their relationships with our subsidiaries, our subsidiaries could suffer service interruptions, reduced revenue, or increased costs, any of which may have a material adverse effect on our business, financial condition, and results of operations. See “Risk Factors — Risks Relating to Our Business — Our subsidiaries use third-party services in connection with their business, and any disruption to these services could result in a disruption to their business, negative publicity, and a slowdown in the growth of their customer base, materially and adversely affecting our business, financial condition, and results of operations.”

Reliance on key management and personnel:    Our success depends in large part upon our ability to retain, attract, and motivate highly skilled management. The loss of and failure to replace key technical management and personnel could adversely affect multiple development efforts. Due to the intense competition for qualified employees, we may be required to, and have had to, increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses. See “Risk Factors — Risks Relating to Our Business — If we cannot retain, attract, and motivate key personnel, we may be unable to effectively implement our business plan.”

Growth Strategy

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Extending our reach into additional regional markets:    Our strategy involves expanding into various European countries including Spain, the United Kingdom, France, Italy, and into Oceanian nations such as Australia and New Zealand. We aim to work with hotels, restaurants, and convention centers in these regions, expanding the scope of our subsidiaries’ one-stop tourism and MICE management services into these countries. Moreover, we plan to acquire local travel agencies and establish new subsidiaries in these regions. As of the date of this prospectus, we have not identified any potential target companies for such acquisitions.

Expanding our customer reach:    We intend to employ three key strategies to expand our customer reach: (i) launching an online booking platform to enhance the visibility of our subsidiaries’ services and acquire a greater number of individual customers; (ii) establishing five to ten travel advisors in each of three regions: Europe, Oceania, and Southeast Asia, tasked with the design, development, promotion, and sale of local travel offerings; and (iii) executing an integrated marketing approach, including disseminating promotional images and videos on social networks such as TikTok and Instagram, along with customer incentives like discounts on initial purchases and tiered loyalty programs.

Developing robotic solutions for enhanced tourism experience:    We plan to initiate a partnership with technology companies, supported financially by our subsidiaries, to develop tourism robots. The technological expertise and research personnel will be contributed by these technology companies. These robots are intended for use in settings such as airports, hotels, and tourist attractions. In airports and hotels, their services are expected to encompass language translation, navigational assistance, streamlined hotel check-ins, and aid in emergency evacuations. Within tourist destinations, they are projected to offer interactive features like motion demonstrations, voice-based interactions, and intelligent guided tours. Our initial investment in this venture is set at US$300,000. The project is presently in its prototype design phase, and we aim to deploy these tourism robots by the middle of 2025.

Business Model

Our revenue is generated from (i) MICE management service fees; (ii) one-stop tourism service fees; (iii) commissions for transportation ticketing and accommodation reservation services; and (iv) revenue from other travel related services.

For the six months ended June 30, 2023, our MICE management services revenue accounted for approximately $3,932,265, representing 74.3% of our total revenue. For the years ended December 31, 2022 and 2021, our MICE management services revenue accounted for approximately $9,438,180 and $7,625,654, representing 83.3% and 93.2% of our total revenue, respectively.

For the six months ended June 30, 2023, our one-stop tourism service revenue accounted for approximately $1,112,855, representing 21.0% of our total revenue. For the years ended December 31, 2022 and 2021, our one-stop tourism service revenue accounted for approximately $1,255,181 and $204,785, representing 11.1% and 2.5% of our total revenue, respectively.

For the six months ended June 30, 2023, our revenue from commissions for transportation ticketing and accommodation reservation services accounted for approximately $210,548, representing 4.0% of our total revenue. For the years ended December 31, 2022 and 2021, our revenue from commissions for transportation ticketing and accommodation reservation services accounted for approximately $546,200 and $267,171, representing 4.8% and 3.3% of our total revenue, respectively.

For the six months ended June 30, 2023, our revenue from other travel related services accounted for approximately $38,258, representing 0.7% of our total revenue. For the years ended December 31, 2022 and 2021, our revenue from other travel related services accounted for approximately $94,376 and $82,141, representing 0.8% and 1.0% of our total revenue, respectively.

Our Services

Our subsidiaries primarily have two lines of services, namely the MICE management services and one-stop tourism services. Whereas the MICE management sector organizes conferences and exhibitions in Dubai, the UAE, the one-stop tourism sector provides travel-related services for event participants and other travelers. These two lines of services are intertwined to stimulate our growth. In addition, our subsidiaries also offer transportation ticketing and accommodation reservation services, which are available to clients who do not engage in our MICE management business or use our one-stop tourism services.

MICE Management

Services

In response to the increasing popularity of Dubai as a prime location for various events, our subsidiaries specialize in providing customized and comprehensive planning and organizing services for a wide range of gatherings.

Our subsidiaries offer following event planning and organizing services:

•        Guest invitation: including design and production of paper or electronic conference invitation letters;

•        Event website development: including domain registration, webpage design, and server leasing;

•        Event application: providing assistance and representation for clients in event application processes with local tourism authorities, including preparation and submission of required documentation;

•        Event advertising: facilitating client’ advertisements in newspapers, on bridge billboards, large outdoor screens, airport corridors, the Burj Khalifa, and across radio and television platforms; and

•        Event management: including venue leasing, exhibition booth setup, transportation of exhibits, formulation of safety protocols and emergency evacuation plans, scheduling for conferences and exhibitions, guest reception; simultaneous interpretation, on-site recording and photography, and video editing and production.

Moreover, our subsidiaries craft comprehensive plans for each large-scale event, covering all logistical aspects such as airport transfers, dining arrangements, hotel accommodations, and leisure activities. They also dedicate themselves to assembling specialized staff teams for each segment of the event. These teams focus on catering to the specific needs of all attendees, including dietary preferences, organizing personalized birthday gifts for those celebrating during the event, and providing accommodations for pregnant women, infants, seniors, and people with disabilities, ensuring an inclusive and well-coordinated experience for every attendee.

In addition to participating in events, our MICE management business clients often travel around Dubai and its neighboring cities. Consequently, our subsidiaries also offer one-stop tourism services to accommodate these clients’ needs. See “Business — Services — One-stop Tourism.”

Event Types

Our subsidiaries provide assistance to their clients in the planning and organization of a diverse range of events.

Our subsidiaries specialize in planning and organizing corporate events, including annual conferences and training sessions. For instance, they were responsible for the Smartcom CEO Training Session, an event that took place from May 29 to June 9, 2023, attracting approximately 300 attendees.

In addition to conferences and training sessions, our subsidiaries help organize product launches and exhibitions for their clients. An example includes managing the TECON Product Launch Conference on December 7, 2022, an event that drew approximately 500 attendees.

Our subsidiaries also extend their expertise to industry forums, creating platforms for market leaders and academics to engage in idea exchange, analyze current market trends, and explore future prospects. For example, they managed the China-Arab Entrepreneurs Summit on May 17, 2023, which was attended by approximately 200 people. Additionally, they were responsible for the 2023 Middle East International Gas Technology Forum, held from June 23 to June 24, 2023, which also saw a similar attendance of around 200 participants.

Moreover, our subsidiaries plan and organize social events such as dinner parties, celebrations, and leisure activities as well. An instance of this was their management of United Imaging’s dinner party on June 21, 2021, which welcomed around 120 attendees. Furthermore, they orchestrated a large-scale event for the UAE Cheongsam Association, hosting their new year celebration party at Dubai Parks and Resorts on January 26, 2022, with a total attendance of approximately 800 guests.

MICE Management Team and Third-Party Service Providers

As of the date of this prospectus, our subsidiaries have 15 employees dedicated to the MICE management business, including three managers, two designers, and three event planners. An event typically requires the participation of about three to 15 employees depending on the size of the event.

In addition, our subsidiaries work with third parties to provide services to their clients. Third-party service providers our subsidiaries regularly work with include event venue providers, translation providers, electronic equipment providers, event material producers, and advertising companies. During the six months ended June 30, 2023, our subsidiaries worked with eight third-party service providers on 18 events. During the fiscal years ended December 31, 2022 and 2021, our subsidiaries worked with 11 and 13 third-party service providers on 38 and 38 events, respectively.

To ensure that our subsidiaries only work with qualified third-party service providers, management formed a standard process to evaluate these companies and control the quality of their services, which include the following steps:

Selection.    Our subsidiaries select the third-party service providers for an event based on quality of products and services, prices, delivery time, customer services, and ability to fulfill contracts. Our subsidiaries request potential service providers interested in an event to submit an application form with copies of business registration certificates.

Inspection.    After a third-party service provider begins working with our subsidiaries on an event, our subsidiaries regularly inspect its performance during different stages of the event according to detailed specifications and timeline for products or services in their agreement with the service provider.

Review.    Our subsidiaries review performance of each third-party service provider after an event, and rate them according to quantity and quality of products and services, timeliness, prices, and customer services. Depending on the performance of a service provider, our subsidiaries will increase, decrease, or even terminate their cooperation with it.

Our subsidiaries typically do not enter into long-term supplying contracts with these third-party service providers, but only enter into event execution contracts for specific events after they finish the planning and design of the events. Our subsidiaries’ event execution contracts with third-party service providers specify quantity and specifications of products or services, unit price of each product or service, delivery time, and payment date, among other things.

Venues

Our subsidiaries select event venues based on the budget and number of attendees for each event. Below are some venues frequently rented by our subsidiaries.

Venue Name	Associated Hotel	Venue Area (square feet)	Maximum Occupancy
Atlantis Ballroom	Atlantis, The Palm, Dubai	22,604	2,500
Silk Ballroom	Atlantis, The Palm, Dubai	5,813	600
Madinat Arena	Madinat Jumeirah	29,708	4,500
Joharah Ballroom	Madinat Jumeirah	20,236	1,500
Al Meera Ballroom	Grand Hyatt Dubai	9,042	800
Baniyas Ballroom	Grand Hyatt Dubai	34,574	2,500
Armani Ballroom	Armani Hotel Dubai	7,882	600
Astor Ballroom	The St. Regis Dubai	8,611	700
Safinah Ballroom	Jumeirah Beach Hotel	14,359	1,500
Great Room	W Hotel Al Habtoor City	7,804	500
Al Joud Ballroom	Westin Hotel Al Habtoor City	15,339	1,200
Dubai Ballroom	JW Marriott Marquis	14,983	1,300
Trade Center Arena	Dubai World Trade Center	97,952	6,500
Sheikh Rashid Hall	Dubai World Trade Center	82,914	5,500

Our subsidiaries typically do not enter into long-term lease agreements with these hotels, but only enter into lease contracts for specific events. These lease contracts specify the venue name, rental fee, and additional terms tailored to the requirements of each event.

As of the date of this prospectus, our subsidiaries have planned and organized approximately 1,000 events, with a total attendance of approximately 130,000 people. For the six months ended June 30, 2023, our subsidiaries have planned and organized 22 events, with a total attendance of approximately 30,000 people. For the fiscal year ended December 31, 2022, our subsidiaries have planned and organized 42 events, with a total attendance of approximately 14,000 people. For the fiscal year ended December 31, 2021, our subsidiaries have planned and organized 43 events, with a total attendance of approximately 10,000 people.

Case Study

On November 25, 2023, our subsidiaries managed the “Weichai Middle East FZE” Supplier Recommendation Conference, a major event with approximately 1,000 participants and a budget of US$1.83 million. Services provided by our subsidiaries included obtaining necessary licenses, securing the conference venue, designing venue layouts, backdrop design and creation, installing lighting, sound, and LED screen systems, hiring actors and hosts, procuring interpreters, floral arrangements, recording and photography, crafting electronic invitation letters, airport transfer services, transportation arrangements, hotel bookings for attendees, catering, ticketing for attractions, and booking boats and desert camps.

Representative Events

Set forth below are the representative events for the six months ended June 30, 2023.

Name	Date	Location	Approximate Number of Attendees
Chinese New Year Grand Parade	January 14, 2023	Expo City Dubai	25,000
SmartCom CEO Training Session	May 29 – June 9, 2023	Taj Exotica Resort & Spa, The Palm, Dubai	300
China-Arab Entrepreneurs Summit	May 17, 2023	Dubai Multi Commodities Center	200

Name	Date	Location	Approximate Number of Attendees
2023 Middle East International Gas Technology Forum	June 23 – 24, 2023	Hyatt Regency Dubai	200
Cheung Kong Graduate School of Business Study Tour	February 12 – 19, 2023	The St. Regis Downtown Dubai	100

Set forth below are the representative events for the fiscal year ended December 31, 2022.

Name	Date	Location	Approximate Number of Attendees
Expo 2020	March 2022	Expo City Dubai	2,000
Hantec Group Photography Exhibition	November 18 – 22, 2022	Ibn Battuta Mall	1,000
New Year Activity of China Pavilion at Expo 2020	January 31, 2022	Expo City Dubai	800
New Year Celebration of UAE Cheongsam Association	January 26, 2022	Dubai Parks and Resorts	800
TECON Product Launch Conference	December 7, 2022	Atlantis The Palm, Dubai	500

Set forth below are the representative events for the fiscal year ended December 31, 2021.

Name	Date	Location	Approximate Number of Attendees
New Year Reception of Consulate General of China in Dubai	February 10, 2022	Consulate General of China in Dubai	500
China National Day Celebration of Consulate General of China in Dubai	September 28, 2021	Consulate General of China in Dubai	500
United Imaging Dinner Party	June 21, 2021	InterContinental Dubai Festival City	120
Smartcom Annual Conference	February 26 – 27, 2021	Sofitel Dubai The Palm	100
Al Aweer Auto Market Car Exhibition	September 14, 2021	Al Aweer Auto Market	50

One-stop Tourism

Acknowledging the Middle East’s attraction as a popular destination for tourists, these countries welcome a vast number of travelers. To meet the growing interest in exploring middle eastern destinations, our subsidiaries offer comprehensive tour operations and travel agency services tailored for our clients. Our subsidiaries’ coverage includes countries like the UAE, Turkey, Lebanon, Jordan, Iran, Qatar, Bahrain, Kuwait, Saudi Arabia, and Oman. Our subsidiaries provide a full range of services, including flight ticket bookings, airport pickup, hotel reservations, restaurant arrangements, cars and buses rentals, tickets for tourist attractions, and the provision of tour guides. Notably, our subsidiaries’ flight ticket booking service involves direct procurement of tickets from the International Air Transport Association, ensuring that the clients benefit from competitive pricing. Our subsidiaries can also assist with visa applications, encompassing services such as preparation of application documents, guidance in filling out the application forms, and accompanying applicants to the visa center for the processing of their visas.

In addition to providing a wide range of travel agency services, our subsidiaries also specialize in creating personalized travel plans for each group, considering the clients’ specific travel goals, personal preferences, budget constraints, and the unique attributes of their chosen destination. An example is our subsidiaries’ tailored itinerary for middle school educational tours, encompassing activities such as exploring the Dubai Museum, hands-on learning of sand bottle art in gold and spice souks, visits to Dubai’s educational institutions, and interactive sessions with local students. In a similar vein, for cross-border businessman, our subsidiaries have developed specialized travel routes that include visits to the China Chamber of Commerce in Dubai, offline wholesale markets across Dubai and Saudi Arabia, and vital local companies. Our subsidiaries have also arranged tailored itineraries for groups specializing in cosmetic surgery. These arrangements included visits to the American Academy of Cosmetic Surgery Hospital, where they had the opportunity to meet and converse with local experts in Dubai’s cosmetic surgery field and observe surgeries. For clients enthusiastic about outdoor adventures, our subsidiaries crafted custom tours to Ras Al Khaimah. These tours include activities like rock climbing and zip-lining at Jebel Jais, along with hiking adventures in Wadi Showka.

We generate revenue through the services of assistance in visa applications and airport pickup by charging the clients a service fee. In addition, our subsidiaries work with a variety of service providers, including hotels, restaurants, and transportation rental companies. In these arrangements, service providers extend a negotiated rate to our subsidiaries according to the service agreements. Our subsidiaries, in turn, bill their clients at a marginally higher rate. The fees paid by the clients are used to settle accounts with the service providers. The profit for our subsidiaries arises from the difference between the client’s payment and the contracted rate provided by the service providers.

Transportation Ticketing and Accommodation Reservation

Transportation ticketing and accommodation reservation services are commonly part of our subsidiaries’ MICE management and one-stop tourism offerings. Nevertheless, acknowledging the broader market demand, our subsidiaries also extend these services to clients outside of their MICE business and one-stop tourism clientele.

Our subsidiaries derive revenue by capturing the difference between the amount paid by clients and the contracted rates offered by service providers.

Clients

Clients of MICE Management

Clients of the MICE management service include industry associations and companies in a wide range of industries such as consumer goods, technology, finance, education, and law.

One client, Perfect (China) Co., Ltd. accounted for 12.5%, of our total revenue for the six months ended June 30, 2023. One client, CTG MICE Service Company Limited, accounted for 11.9% of our total revenue for the fiscal year ended December 31, 2022. One client, CTG MICE Service Company Limited, accounted for 63.1% of our total revenue for the fiscal year ended December 31, 2021.

Our repeat clients, among others, include CTG MICE Service Company Limited, Smartcom (Hongkong) Co., Ltd., and Mason Events Management Limited.

Our subsidiaries enter into services agreements with our MICE management service clients. Although each service agreement is unique, they generally share key components. These include a description of the services to be provided, outlining the scope, nature, and quality expected. Additionally, specific payment terms are detailed, covering aspects such as the payment schedule, amounts, invoicing procedures, and any conditions or milestones that may affect payment.

Clients of One-stop Tourism

Clients of our one-stop tourism service include individuals, companies, and government departments. There was no client that accounted for more than 10% of our annual revenue for the six months ended June 30, 2023 and the fiscal years ended December 31, 2022 and 2021. Our repeat clients, among others, include Hdec Middle East Co., Dmcc., Sepcoiii Electric Power Construction Co. Ltd., and BGP Geoexplorer Pte. Ltd.

Our subsidiaries enter into service agreements with our one-stop tourism service clients. Although each service agreement is unique, typical material terms include description of services and payment terms.

Clients of Transportation Ticketing and Accommodation Reservation

Our subsidiaries offer these services separately to clients who are not part of their MICE business or one-stop tourism customer base. For the six months ended June 30, 2023 and the fiscal years ended December 31, 2022 and 2021, there was no client of this business that accounted for more than 10% of our annual revenue.

Suppliers

Suppliers of MICE Management

Our subsidiaries work with numerous hotels for event venue rentals and engage with a variety of third-party service providers to offer diverse services to their clients. See “Business — Services — MICE Management — MICE Management Team and Third-Party Service Providers,” and “Business — Services — MICE Management — Venues.” For the six months ended June 30, 2023 and the fiscal years ended December 31, 2022 and 2021, there was no hotel or third-party service provider that account for more than 10% of our subsidiaries’ overall purchases.

Suppliers of One-stop Tourism

As of the date of this prospectus, to provide their one-stop tourism services, our subsidiaries have worked with 15 hotels, including well-known brands like Hilton, Marriott, Hyatt, and Four Seasons. Additionally, our subsidiaries also work with 14 restaurants, five car rental companies, and four shops, providing their customers with a broad spectrum of experiences in dining, transportation, and shopping.

We consider our subsidiaries’ major suppliers to be those suppliers that accounted for more than 10% of our subsidiaries’ overall purchases. There was no supplier that accounted for more than 10% of our subsidiaries’ overall purchases for the six months ended June 30, 2023. International Air Transport Association accounted for 15.1% of our subsidiaries’ overall purchases for the fiscal year ended December 31, 2022. There was no supplier that accounted for more than 10% of our subsidiaries’ overall purchases for the fiscal year ended December 31, 2021.

Our subsidiaries enter into service agreements with their suppliers. Although each service agreement is unique, typical material terms include description of services, payment terms.

Suppliers of Transportation Ticketing and Accommodation Reservation

The suppliers for this business are part of the supplier network for our one-stop tourism business. See “Business — Suppliers — Suppliers of One-stop Tourism.”

Competition

The tourism and MICE management industry is intensely competitive, subject to rapid change and significantly affected by new service introductions and other market activities of industry participants. Our subsidiaries compete with service providers of tourism and MICE management. Some of these competitors are large, well-capitalized companies with greater market share, resources, and experience than our subsidiaries have. Consequently, they are able to spend more on service development, marketing, sales, and other product initiatives than our subsidiaries can.

Our subsidiaries’ major competitors include Arabian Adventures LLC, Desert Gate Tourism LLC, and ADNEC Services LLC. Our subsidiaries compete with such competitors particularly in the area of one-stop tourism service and MICE management.

Although there can be no assurance that our subsidiaries will be able to continue to compete successfully in the future, we believe that our subsidiaries can compete successfully with these companies by offering services of better quality to numerous customers. This competitive edge is bolstered by our subsidiaries’ broad range of customers, large-scale event planning and organizational capabilities, bespoke travel itinerary planning service, diversified selection of services, and an experienced management team. See “Business — Competitive Strengths.”

Marketing

As of the date of this prospectus, our subsidiaries have a five-person marketing team. The marketing team actively employs social media channels, such as TikTok and Instagram, as key platforms for promoting our subsidiaries’ services. This strategy involves posting a variety of content, including photographs and videos, from conferences and exhibitions our subsidiaries have previously orchestrated. Through these posts, our subsidiaries aim to provide a vivid showcase of their expertise in event management, highlighting the quality, creativity, and scale of the events they have successfully delivered. This approach not only demonstrates their capacity for organizing and managing large-scale events but also serves to engage and attract potential clients by visually illustrating the breadth and impact of our subsidiaries’ services.

Seasonality

Our subsidiaries experience a seasonality in their business, especially from June to August, due to the extreme summer weather in Dubai, which leads to a decline in tourism and a reduced demand for outdoor events and activities. Consequently, our revenue during these months falls below the average of other quarters.

Properties

Our subsidiaries lease six properties in both Dubai and Sharjah, UAE. The breakdown of the leased properties is as follows:

Lessor	Lessee	Location	Area (Square Feet)	Total Rent	Term	Use
Baghlaf Al-Zafer Group	Multiple Dubai	Warehouse No. A-13, Al Maliha Street, Sharjah Industrial Area 18, Sharjah, UAE	2,368	AED40,000 or US$10,892	June 1, 2023 – May 31, 2024	Warehouse
Almjadee Real Estate L.L.C.	Jihong Chen	Al Hala Complex No. 1, Al Safa 1, Jumeirah, Dubai, UAE	3,800	AED176,500 or US$48,060	November 15, 2023 – November 14, 2024	Residence
Al Zarooni Real Estate	Zhengang Tang	M04, Al Zarooni Clock Tower Building, Port Saeed Deira, Dubai, UAE	807	AED49,500 or US$13,479	July 15, 2023 – July 14, 2024	Residence
Al Zarooni Real Estate	Zhengang Tang	303, Al Zarooni Clock Tower Building, Port Saeed Deira, Dubai, UAE	1,410	AED66,000 or US$17,971	May 15, 2023 – May 14, 2024	Residence
Al Zarooni Real Estate	Jibin Wang	103, Al Zarooni Clock Tower Building, Port Saeed Deira, Dubai, UAE	1,356	AED66,000 or US$17,971	October 15, 2023 – October 14, 2024	Residence
Business Village	Hunter Dubai	630 Business Village, Block B, Port Saeed Deira, Dubai, UAE	1,722	AED103,044 or US$28,058	December 15, 2023 – December 14, 2024	Office

Intellectual Property

As of the date of this prospectus, our subsidiaries do not hold any patents or trademarks, however, they have one registered domain name.

The registered domain name is HUNTERTOURISM.NET, which is owned by Zhengang Tang, our Chairman of the Board of Directors, Director, and Chief Executive Officer, with an expiration date of March 12, 2025.

Employees

As of December 31, 2023 and December 31, 2022, 2021, and 2020, we had 34, 22, 19, and 19 full-time employees, respectively.

The following table provides a breakdown of our employees by function as of December 31, 2023:

Function	Number of Employees
Management	10
Business Operation	8
Sales and Marketing	8
General	8
Total	34

Our subsidiaries’ success depends on their ability to attract, motivate, train, and retain qualified personnel. We believe our subsidiaries offer their employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We believe our subsidiaries maintain a good working relationship with their employees, and our subsidiaries have not experienced any material labor disputes. None of their employees are represented by a labor union. The reduction in our workforce is attributable to outsourcing tasks to business partners and enhancing the versatility of our employees through training, enabling them to handle multiple roles.

Insurance

Hunter Dubai is insured for legal liability concerning accidental bodily injury to any third party, as well as accidental damage to the property of any third party.

Hunter Dubai has purchased medical insurance for its 18 employees and one of their family members, and four employees from Multiple Dubai.

Multiple Dubai has purchased medical insurance for its three employees and two of their family members.

Legal Proceeding

As of the date of this prospectus, neither we nor our subsidiaries are a party to any material legal or administrative proceedings. From time to time, our subsidiaries may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our subsidiaries’ resources, including management’s time and attention.

REGULATIONS

We, through our subsidiaries, mainly conduct business in the UAE and are mainly engaged in the travel agency and event planning industry. This section sets forth a summary of the applicable UAE laws, rules, regulations, government and industry policies and requirements that have a significant impact on our subsidiaries’ operations and business in the UAE.

This summary does not purport to be a complete description of all the laws and regulations that apply to our subsidiaries’ business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Dubai Rule No. 6/2006 On Licensing Touristic Establishments and Travel Agents

This rule applies to all travel agencies and inbound tour operator service providers in Dubai. The rule defines tourist activities as:

(a)     appointed general agent for airline/airlines;

(b)     travel and tourism agent;

(c)     outbound tour operator; and

(d)    inbound tour operator.

The rule mandates that any establishment conducting tourist activities in Dubai must obtain a relevant license from the Department of Tourism and Commerce Marketing. The rule also specifies the general and special requirements that must be met by any person wishing to obtain a license for any tourist activity.

The general requirements include:

(a)     maintaining an independent office space of an area not less than forty square meters for conducting each tourist activity;

(b)   submitting recent certificates of good conduct for both the owner and the manager in charge of the establishment; and

(c)     appointing a manager in charge and three employees for each tourist activity.

Some of the special requirements for each tourist activity relevant to the Group include:

(a)     for appointed general agent for airline/airlines, the establishment must have a minimum of three years of experience in the field of airline ticket sales and must have a minimum of three employees with experience in the field of airline ticket sales;

(b)    for travel and tourism agent, the establishment must have a minimum of three years of experience in the field of travel and tourism and must have a minimum of three employees with experience in the field of travel and tourism; and

(c)     for inbound tour operator, the establishment must have a minimum of three years of experience in the field of inbound tourism and must have a minimum of three employees with experience in the field of inbound tourism.

As of the date of this prospectus, our subsidiaries are in compliance with this rule, and we ensure that our subsidiaries meet the mandated standards and licensing requirements.

Decree No. 25 of 2013 On the Electronic System for Licensing Events and Marketing and Distributing Tickets in the Emirate of Dubai

This decree concerns the e-Licensing and e-Ticketing system for events in Dubai. The decree mandates that any entity affiliated with the government and is authorized to license or supervise the conduct of events in Dubai, including entities supervising free zones and special development zones, must use the e-Licensing and e-Ticketing system.

The decree defines an event as any event organized in Dubai on a permanent or temporary basis for an entertainment, marketing, sports, arts, cultural, educational, tourist, health, religious, or any other purpose, whether such event takes the form of a conference, festival, exhibition, concert, theatrical or literary event, contest, or any other form regardless of the venue where it is conducted.

The decree mandates that the e-Licensing system must be used to license events and record relevant data and information including the timings, venues, and the associated activities of such events. The e-Ticketing system is used to market event tickets. Entities that regulate, organize or manage events, including by selling or distributing tickets to such events to individuals or regulating the access or admission of individuals to such events are also required to install the necessary e-Ticketing systems and devices for their operation.

The decree also specifies the penalties for violating the provisions of this decree and the resolutions issued in pursuance hereof. As of the date of this prospectus, our subsidiaries are in compliance with this decree, subscribe to the e-Licensing and e-Ticketing systems and abide by the requirements set for venues therein.

Dubai Administrative Decision No. 7/2022 on the Adoption of the Guide for the Provision of First Aid Services at Various Workplaces in the Emirate of Dubai

This law provides details on the requirements of providing first aid services at workplaces in Dubai and approves the Manual for Providing First Aid Services at Workplaces in Dubai, which sets out the standards and procedures for providing first aid services in open or closed public and private workplaces. The manual also outlines the obligations of employers and employees with respect to the first aid standards and procedures adopted by employers.

The manual applies to all workplaces in Dubai, including public and private entities and construction sites.

The manual sets out the following basic requirements for providing first aid services at workplaces:

(a)     employers must appoint a sufficient number of trained first aiders to provide first aid services at workplaces;

(b)     employers must ensure that the first aiders have access to appropriate first aid equipment and facilities;

(c)     employers must ensure that the first aiders are trained in the use of the first aid equipment and facilities;

(d)     employers must ensure that the first aiders are trained in the provision of first aid services in accordance with the standards set out in the manual; and

(e)     employers must ensure that the first aiders are trained in the recognition and treatment of common workplace injuries and illnesses.

The manual also sets out the following requirements for the provision of first aid services in specific situations:

(a)     in the event of a serious injury or illness, a first aider must call for emergency medical assistance immediately;

(b)      in the event of a minor injury or illness, a first aider must provide appropriate first aid treatment and record the details of the incident in the workplace first aid register; and

(c)     in the event of a workplace accident, a first aider must complete an accident report form and submit it to the employer.

As of the date of this prospectus, our subsidiaries comply with the first aid requirements for each type of workplace.

The Dubai Economy Commercial Permits Guide

The Dubai Economy Commercial Permits Guide outlines the licensing process for various promotional activities in Dubai, including conferences and exhibitions. The guide specifies that a commercial permit is required for organizing promotional activities in Dubai. The permit is issued by the Department of Economic Development (“DED”) and it requires the existence of an active commercial license in Dubai. The permit constitutes permission from the DED to conduct relevant promotional activities and demonstrates that the permit holder has complied with all applicable legal requirements and the requirements of any other government, semi-government, and/or private agency (as applicable) in organizing promotional activities in Dubai.

To obtain a permit for a conference or exhibition, the applicant must submit a request form, a valid commercial license, and an outline of the campaign organizer, which shall include a campaign implementation plan, type and number of awards/prizes, and their respective values. The guide also provides information on the fees for each type of permit and the penalties for violating the regulations.

The guide also requires the service provider to ensure the following:

(a)     do not offend community habits, traditions, or the Islamic laws;

(b)      discourage the dissemination or promotion of any ideas or beliefs that may amount to prejudice in the UAE or the institutions of the State and society;

(c)     venue should be one within Dubai and designated to host exhibitions, trade fairs, and similar shows;

(d)     a government license is required, including a permit for the exhibition;

(e)     the exhibits should include goods produced or services provided by the public or locals;

(f)     firms that intend to set up exhibitions should obtain a separate permit for any promotional campaign or conference held alongside the exhibition; and

(g)     a DED permit must be obtained any conferences and seminars that involve speakers and specialists from inside or outside the state.

As of the date of this prospectus, our subsidiaries are in compliance with the guidance given in the Dubai Economy Commercial Permits Guide.

Dubai Local Order 11 of 2003 On Public Health and Safety of the Community in the Emirate of Dubai

This local order concerns the public health and safety of the community in Dubai. Entertainment sites and other places frequented by the public are required to meet all the public health and safety requirements under this local order. The organizers need to ensure the preservation of the community’s health, prevention of diseases, and protection of the mental, physical, and psychological health of individuals and attendees. Such protection of attendees should be ensured by taking all necessary protection measures, including those relating to the maintenance of environmental cleanliness, control of diseases, fighting against epidemics, and control of foodstuff. Our subsidiaries, as occupiers of any places and sites, observe these requirements in a way which ensures their safe operation without endangering the lives or safety of visitors or neighbors.

Federal Decree-Law No. 34/2021 Concerning the Fight Against Rumors and Cybercrime

This law aims to address the concerns relating to the misuse and abuse of online technologies and addresses the concerns relating to the misuse and abuse of online technologies. It further seeks to protect the UAE’s government websites and databases, combat the spread of rumors and fake news, safeguard against electronic fraud, and maintain privacy and personal rights.

Article 44 of this law states that it is illegal to take photographs of others at any public or private place or prepare, communicate, expose, copy, or keep electronic images thereof without first seeking consent. The law is applicable to both public and private places. The article also prohibits the use of electronic means to capture, store, or distribute images of others without their consent.

Our subsidiaries are in compliance with the applicable cybercrime laws in the UAE and in specific Article 44 of Federal Decree-Law No. 34/2021 Concerning the Fight Against Rumors and Cybercrime.

Regulation of Data Collection and Handling

The Federal Decree-Law No. 45/2021 On the Protection of Personal Data on the Protection of Personal Data (the “UAE Data Protection Law”), which came into force on January 2, 2022, establishes guidelines for the handling of Personal Data (defined in the UAE Data Protection Law as “Any data relating to an identified natural person, or one who can be identified directly or indirectly by way of linking data, using identifiers such as name, voice, picture, identification number, online identifier, geographic location, or one or more special features that express the physical, psychological, economic, cultural or social identity of such person. It also includes sensitive personal data and biometric data.”).

Our subsidiaries are subject to data protection and information security requirements as our subsidiaries are responsible for collecting and storing the Personal Data of their employees and customers, including event attendees, such as their contact information and other information which can be used for their identification, including national identification numbers. Failure to comply with the UAE Data Protection Law will result in administrative penalties being imposed by the UAE Data Office or any other applicable regulatory authority, which include but are not limited to fines or other civil penalties. Such penalties may be imposed at the discretion of the UAE Data Office or other regulatory entity.

Under the UAE Data Protection Law, our subsidiaries are required to ensure that any Personal Data or other sensitive information, in particular information relating to their employees, customers, and transaction database, such as contact details, transaction information or personal details of any customers or employees, is held or stored within the UAE and is kept confidential at all times and is not shared with any third party without consent of the customer or other relevant person. Personal Data shall not be retained for periods longer than those required for the purpose of its processing subject to any limitation periods imposed by any applicable laws.

Furthermore, our subsidiaries are required to comply with certain minimum information security requirements prescribed in the UAE Data Protection Law, such as implementing a board-approved information security policy, encryption of card transaction data whilst sharing data externally, conducting IT training for employees on joining and on an annual basis, implementing any changes to their hardware, software, applications, databases, configuration in accordance with formal change control procedures, and ensuring that audits and testing by external experts are conducted on an annual basis.

Our subsidiaries ensure that any Personal Data collected from their customers in the course of their business is collected and processed consensually and in accordance with all applicable data protection rights of the customers. As of the date of this prospectus, our subsidiaries are in compliance with UAE’s data protection regulations.

Regulation of Employment Relationship

Employer-employee relationships in the UAE are primarily governed by Federal Decree Law No. 33 of 2021, its Executive Regulations (Cabinet Resolution No. 1 of 2022) (as may be amended from time to time), and applicable ministerial orders implementing these provisions (together the “UAE Labor Law”). The UAE Labor Law applies to all employees working in the UAE, regardless of their nationalities. The UAE Labor Law covers a wide range of topics, including employment contracts, working hours, wages and salaries, leave, social security, and termination of employment.

The law also establishes a number of protections for employees, including the right to non-discrimination and the right to a safe and healthy workplace.

The UAE Labor Law is enforced by the Ministry of Human Resources and Emiritisation (“MoHRE”). Employees who believe that their rights have been violated can file a complaint with the MoHRE.

As of the date of this prospectus, our subsidiaries are in compliance with the UAE Labor Law. In line with the UAE Labor Law, our subsidiaries staunchly uphold the rights and well-being of their employees. Each of their employers receives a clear, written employment contract detailing their salary, benefits, and working hours. Strictly adhering to the UAE’s standards, our subsidiaries ensure no one exceeds the mandated 8 hours a day and 48 hours a week work limit. Beyond working hours, our subsidiaries value their employees’ well-being, offering 30 days of paid annual leave and 15 days of paid sick leave annually. Integral to the core values of our subsidiaries are their anti-discrimination, fairness, and equality policies which are required under the UAE Labor Law. Our subsidiaries actively enforce these principles, ensuring an inclusive and supportive work environment where every individual is treated with respect and equality in accordance with the UAE Labor Law. In line with UAE’s legal directives, our subsidiaries guarantee end-of-service benefits, showcasing their commitment to both the nation’s laws and their teams’ welfare.

Regulation of Intellectual Properties

The UAE’s intellectual property regime is promulgated by a range of laws and regulations (together, the “UAE IP Laws”) including:

(a)     Federal Decree-Law No. 38 of 2021 On Copyrights and Neighboring Rights. t includes innovative works such as literature, music, theatre, architecture, photography, computer programs, speeches and lectures, audio-visual works, derivative works etc.;

(b)   Federal Decree-Law No. 36 of 2021 On Trademarks, providing for the protection of trademarks being anything that takes a distinct shape of names, words, signatures, letters, symbols, numbers, addresses, seals, drawings, pictures, engravings, packaging, graphic elements, forms, color or colors or a combination thereof, a sign or a group of signs, including three-dimensional marks, hologram marks, or any other mark used or intended to be used to distinguish the goods or services of a facility from the goods or services of other facilities, or to indicate the performance of a service, or to conduct monitoring or examination of goods or services;

(c)     Cabinet Resolution No. (6) of 2022 on the Executive Regulations of Federal Law No. (11) of 2021 on the Regulation and Protection of Industrial Property Rights;

(d)    Cabinet Decision No. 47/2022 On the Implementing Regulation of Federal Decree-Law No. 38/2021 on Copyrights and Neighboring Rights; and

(e)     Cabinet Decision No. 57/2022 On Executive Regulations of the Federal Decree-Law No. 36/2021 on Trademarks.

The UAE IP Laws are implemented and enforced by the Ministry of Economy, Intellectual Property Protection Department.

As of the date of this prospectus, our subsidiaries are in compliance with UAE IP Laws. In compliance with the UAE IP Laws, our subsidiaries have implemented procedures for the registration, management, and protection of their own copyrights, trademarks and trade secrets. Our subsidiaries diligently ensure that their operations never infringe upon or utilize anyone else’s copyrighted material or intellectual property without proper authorization. We ensure that all our subsidiaries’ intellectual property endeavors align with the UAE IP Law.

Foreign Exchange Control

The UAE has no restrictions on foreign exchange. There are no limits on the amount of foreign currency that can be brought into or taken out of the UAE. There are also no restrictions on the conversion of foreign currency into dirhams or vice versa.

However, there are a number of restrictions on the transfer of money to certain countries from and to the UAE. These restrictions are designed to prevent the funding of terrorism and other illegal activities.

Some of the high-risk jurisdictions include Afghanistan, Bangladesh, Cambodia, Cuba, the Democratic Republic of the Congo, Ethiopia, Ghana, Guinea-Bissau, Guyana, Haiti, Iraq, Kenya, Laos, Lebanon, Liberia, Libya, Mali, Mauritania, Mozambique, Myanmar, Nicaragua, Niger, Nigeria, Pakistan, Palestine, Panama, Papua New Guinea, Philippines, Russia, Senegal, Somalia, South Sudan, Sri Lanka, Sudan, Tajikistan, Tanzania, Togo, Turkmenistan, Uganda, Ukraine, Uzbekistan, Vanuatu, Venezuela, and Yemen.

Transfers of money to these countries are more closely monitored and may be subject to additional requirements.

The UAE’s foreign exchange control laws are overseen by the Central Bank of the UAE (“CBUAE”). The CBUAE is responsible for ensuring the stability of the dirham and for promoting the development of the UAE’s financial system.

As of the date of this prospectus, our subsidiaries are in compliance with UAE’s foreign exchange regulations. Recognizing the UAE’s open stance on foreign exchange, our subsidiaries ensure that all their financial transactions adhere to the UAE’s guidelines, promoting the free flow of capital while abiding by the constraints set out by the UAE. Our subsidiaries refrain from engaging in unauthorized transfers to these regions. Furthermore, our subsidiaries will exercise heightened due diligence when dealing with countries designated as high-risk jurisdictions. Every transaction is documented and undergoes internal review to ensure full compliance, thereby preventing any inadvertent support to activities that contradict the values we uphold, and the regulations set forth by the UAE government.

MANAGEMENT

The following table sets forth information regarding our directors (“Directors”) and executive officers (“Officers”) as at the date of this prospectus:

Name	Age	Position
Zhengang Tang	66	Chief Executive Officer, Chairman of the Board of Directors, and Director
Jihong Chen	55	Director
Li Zhang	37	Chief Financial Officer
Si Li	39	Independent Director Nominee*
Simon Hodgson	31	Independent Director Nominee*
Mohammed Salem Almahri	53	Independent Director Nominee*

____________

*        The appointment of each director nominee will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. Zhengang Tang has been serving as our Chief Executive Officer, Chairman of the Board of Directors, and Director since November 2023. Since December 2023, Mr. Tang has been the chief executive officer at Ambitions Dubai, where he provides overall strategic direction for Ambitions Dubai. Since March 2008, Mr. Tang has been the founder and chief executive officer at Multiple Dubai, where he has overseen its management and organized events, exhibitions, and international forums. Since October 2006, Mr. Tang has been the founder and chief executive officer at Hunter Dubai, where he has overseen corporate management and managed the company’s various departments. Mr. Tang received his bachelor’s degree in Business Management from Beijing Television University in May 1988 and his master’s degrees in Business Administration from the Canadian Community College in June 2002 and from Peking University in February 2013. We believe Mr. Tang qualifies as our director because of his expertise in corporate management and his experience in the tourism industry in the Middle East.

Ms. Jihong Chen has been serving as our Director since November 2023. Since March 2023, Ms. Chen has been a partner at Multiple Dubai, where she oversees the daily operations of Multiple Dubai. Since August 2022, Ms. Chen has been a managing director and partner at QR Trips Tourism LLC, where she oversees and manages its operations and provides guidance and support on its goals. Since October 2006, Ms. Chen has been a partner at Hunter Dubai, where she manages the company’s event planning, client reception, and MICE business. Ms. Chen received her associate’s degree in Economic Management from Beijing Institute of Modern Management in July 1994. We believe Ms. Chen qualifies as our director because of her expertise in event planning and corporate management.

Ms. Li Zhang has been serving as our Chief Financial Officer since November 2023. From July 2022 to October 2023, Ms. Zhang was an investment manager at Hongange (Beijing) Private Equity Fund Management Co., Ltd, where she managed corporate listings and capital operations, and developed investment project plans. From January 2021 to June 2022, Ms. Zhang was a senior investment manager at Youpin Auto Service Group Co., Ltd., where she has led strategic corporate operations and facilitated overseas listings. Ms. Zhang received her bachelor’s degree in Biotechnology from Shanghai Ocean University in July 2008.

Mr. Si Li will serve as our director upon the effectiveness of the registration statement of which this prospectus is a part. Since June 2023, Mr. Li has been serving as the chief financial officer at Tuanche Limited (Nasdaq CM: TC), responsible for Tuanche’s financial management, strategy development, government relations, and global expansions. From June 2020 to May 2023, Mr. Li was a partner at Hongange (Beijing) Private Equity Fund Management Co., Ltd., responsible for the company’s fundraising and investments. From August 2019 to May 2020, Mr. Li was the general manager at Avita Technology (Chongqing) Co., Ltd., managing its government relations, capital operations, and strategy development. Mr. Li is a Qualified Fund Practitioner in China. He received his bachelor’s degree in International Economics and Trade from Beijing Technology and Business University in June 2007, and his master’s degree in Quantitative and Applied Statistics from the University of Pennsylvania in July 2009. We believe Mr. Li qualifies as our director because of his expertise in business management, public offerings, and finance.

Mr. Simon Hodgson will serve as our director upon the effectiveness of the registration statement of which this prospectus is a part. Since September 2022, Mr. Hodgson has been serving as the vice president of strategy and communications at Teneo Holding LLC, overseeing its strategy and management consulting services. From October 2018 to September 2022, Mr. Hodgson was the head of government relations and public policy at Unum Group, where he provided political risk counseling services, led Unum Group’s engagement with policymakers and media, and designed data science tools. Mr. Hodgson received his bachelor’s degree in French and Spanish from University College London in May 2014. We believe Mr. Hodgson qualifies as our director because of his expertise in government relations.

Mr. Mohammed Salem Almahri will serve as our director upon the effectiveness of the registration statement of which this prospectus is a part. Since August 2021, Mr. Almahri has been serving as the head of business consultant and coach at the Dubai Entrepreneurship Academy & Khalifa Fund for Enterprise Development, responsible for training entrepreneurs. From May 2018 to July 2021, Mr. Almahri was the head of investment office at the Al Dhafra Municipality, attracting investments and capitals to the region. Mr. Almahri received his bachelor’s degree in Business Administration from the United Arab Emirates University in November 2001. We believe Mr. Almahri qualifies as our director because of his expertise in capital markets.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Our Board of Directors will consist of five directors, including three independent directors, namely Si Li, Simon Hodgson, and Mohammed Salem Almahri, upon the effectiveness of the registration statement of which this prospectus forms a part. A director is not required to hold any shares in our Company to qualify to serve as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s Board of Directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer, or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. The Company’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third party. None of our directors has a service contract with the Company that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We will establish three committees under the Board of Directors prior to the closing of this Offering: an audit committee, a compensation committee, and a nominating and corporate governance committee. The appointment to the committees will be effective immediately upon the effective date of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee Our audit committee will consist of Si Li, Simon Hodgson, and Mohammed Salem Almahri, chaired by Si Li.. The Company has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the

Exchange Act, as amended. The Company has determined that [            ] qualifies as an “audit committee financial expert.” The audit committee oversees the Company’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

•        establishing clear hiring policies for employees or former employees of the independent auditors;

•        reviewing and recommending to our Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our Board of Directors for inclusion in our annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing policies with respect to risk assessment and risk management;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

•        reporting periodically to our Board of Directors; and

•        such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time.

Compensation Committee Our compensation committee will consist of Si Li, Simon Hodgson, and Mohammed Salem Almahri, chaired by Si Li. The Company has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and evaluating our executive compensation and benefits policies generally;

•        reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management;

•        reporting periodically to our Board of Directors; and

•        such other matters that are specifically delegated to the compensation committee by our Board of Directors from time to time.

Nominating and Corporate Governance Committee Our nominating and corporate governance committee will consist of Si Li, Simon Hodgson, and Mohammed Salem Almahri, chaired by Si Li. The Company has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to our Board of Directors for election or re-election to our Board of Directors, or for appointment to fill any vacancy or newly created directorships on our Board of Directors;

•        reviewing periodically with our Board of Directors the current composition of our Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

•        recommending to our Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        recommending to our Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        periodically reassessing the adequacy of the committee charter;

•        overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

•        overseeing and leading the self-evaluation of our Board of Directors in its performance and effectiveness as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. our directors must also exercise their powers only for a proper purpose. Our directors also owe to us a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, in recent year, English and Commonwealth authorities have moved away from the traditional purely subjective test referencing the individual director whose conduct is being judged towards a combined objective and subjective test for the applicable standard of skill and care which a director will be required to have with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. Following these cases it is likely that the applicable skill and care test will be that of “a reasonable diligent person having both — (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and (b) the general knowledge, skill and experience that that director has”. There is, therefore, a minimum objective standard based upon the functions given to the director in question but the standard can be raised where the director in question has more knowledge, skill and experience than would normally be expected; for example, if they have been recruited as an expert in a particular business of the company. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our Board of Directors has all the powers necessary for managing, directing, and supervising our business affairs. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and remuneration, and (iv) approving the transfer of shares of our Company, including the registering of such shares in our register of members.

Code of Ethics and Corporate Governance

We will adopt a code of ethics, which will be applicable to all of our directors, executive officers and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

In addition, our Board of Directors will adopt a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the Board.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. A director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by special resolution), notwithstanding anything in our memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

The office of director shall be vacated, if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by us to be of unsound mind; (iii) resigns his office by notice in writing to us; or (iv) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Interested Transactions

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. Subject to applicable Nasdaq rules and disqualification by the chairman of the relevant Board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to the Company. An executive officer may terminate his or her employment at any time with prior written notice.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, the Company paid an aggregate of US$185,160 in cash to its directors and executive officers.

Foreign Private Issuer Status

As a foreign private issuer, we will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. We will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Controlled Company

Following the completion of this offering, our Chairman of the Board of Directors, Director, and Chief Executive Officer, Mr. Zhengang Tang, will beneficially own approximately [    ]% of the aggregate voting power of our issued and outstanding Ordinary Shares. As such, we may be deemed a “controlled company” under Nasdaq Marketplace Rules 5615(c). However, even if we are deemed a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our Chairman of the Board of Directors has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we had no Ordinary Shares outstanding that were held by record holders in the United States. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
Name of Beneficial Owners	Number	%	Number	%
Directors and Executive Officers(1):
Zhengang Tang(2)	37,150,000	74.3
Jihong Chen(3)	10,050,000	20.1
Li Zhang	—	—
Si Li	—	—
Mohammed Salem Almahri	—	—
Simon Hodgson
All directors and executive officers as a group	47,200,00	94.4
5% shareholders(4):
HMDA Limited(2)(3)	33,500,000	67
HMDC Limited(2)	6,200,000	12.4
HMDE Limited(2)	7,500,000	15

____________

Notes:

(1)      Unless otherwise indicated, the business address of each of the individuals is 630 Business Village Block B, Port Saeed Deira, Dubai, United Arab Emirate.

(2)      The number of Ordinary Shares beneficially owned prior to this Offering represents 23,450,000 Ordinary Shares held by HMDA Limited, a British Virgin Islands company, which is 70% owned by Zhengang Tang, our Chairman of the Board of Directors, Director, and Chief Executive Officer, 6,200,000 Ordinary Shares held by HMDC Limited, a British Virgin Islands company, which is 100% owned by Zhengang Tang, and 7,500,000 Ordinary Shares held by HMDE Limited, a British Virgin Islands company, which is 100% owned by Zhengang Tang.

(3)      The number of Ordinary Shares beneficially owned prior to this Offering represents 10,050,000 Ordinary Shares held by HMDA Limited, a British Virgin Islands company, which is 30% owned by Jihong Chen, our Director.

(4)      Unless otherwise indicated, the registered address of each of the shareholders is 630 Business Village Block B, Port Saeed Deira, Dubai, United Arab Emirate.

RELATED PARTY TRANSACTIONS

We currently do not have a policy on related party transactions but plan to adopt one following this offering. Our balances with related parties consisted of the following:

Names of the related parties	Relationship with the Group
Zhengang Tang	Controlling shareholder, Chief Executive Officer, Director, and Chairman of the Board
Jihong Chen	Principal shareholder and the Director of the Board
Naixin Tang	Principal shareholder
Chinese Naseem Cultural Communications FZ LLC (“Naseem”)	Controlled by Zhengang Tang
Shanghai Wok Restaurant (“Wok”)	Controlled by Zhengang Tang
First Express Passengers Transport By Rented Buses L.L.C (“Express”)	Controlled by Zhengang Tang

(a)    Amounts due from related parties

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
	US$	US$	US$
	(Unaudited)
Naseem(i)	730,970	730,742	723,894
Wok(i)	489,483	489,483	489,483
Zhengang Tang(ii)	200,531	251,288	210,497
Jihong Chen(ii)	1,829	396,160	34,023
Naixin Tang(ii)	17,773	22,273	32,646
	1,440,586	1,889,946	1,490,543

____________

(i)      Amount due from Naseem and Wok represent interest-free loans provided by Ambitions to advance the Group’s business. These amounts are expected to be repaid by the first quarter of fiscal year 2026.

(ii)     Amounts due from Zhengang Tang, Jihong Chen, and Naixin Tang were staff advances for the Group’s business operation. Subsequently, the balance of Zhengang Tang, Jihong Chen, and Naixin Tang as of the date of this prospectus were fully collected or reimbursed.

(b)    Amounts due to related parties

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
	US$	US$	US$
	(Unaudited)
Express(iii)	33,568	80,503	52,960
	33,568	80,503	52,960

____________

(iii)    Amount due to Express was purchasing automotive services from Express.

(C)    Related parties’ transaction

	For the six months ended June 30, 2023	For the years ended December 31, 2022	For the years ended December 31, 2021
	US$	US$	US$
	(Unaudited)
Automotive services purchased from Express	475,452	223,847	134,816
	475,452	223,847	134,816

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

We were incorporated as an exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is $50,000 divided into 500,000,000 shares of a nominal or par value of $0.0001 each. As of the date of this prospectus, there are 50,000,000 Ordinary Shares issued and outstanding. All of our issued and outstanding Ordinary Shares prior to the completion of the Offering are fully paid.

The following description of our share capital and provisions of our post-offering memorandum and articles of association are summaries and are qualified by reference to our post-offering memorandum and articles of association that will be in effect immediately prior to the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Ordinary Shares

The following are summaries of material provisions of our post-offering memorandum and articles of association that we expect will become effective immediately prior to the completion of this Offering and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

General.    Immediately prior to our listing on Nasdaq, we will adopt an amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering. Immediately prior to the completion of this offering, our authorized share capital will be $50,000 divided into 500,000,000 shares of par value of $0.0001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.    Subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue. In addition, subject to any rights and restrictions for the time being attached to any shares, our shareholders may by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by our directors.

Under the laws of the Cayman Islands, dividends may be declared and paid out of our profits or out of the share premium account. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. No dividend may be paid unless, immediately following the date on which the dividend is proposed to be paid, we shall be able to pay our debts as they fall due in the ordinary course of business.

Voting Rights.    At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. Subject to any rights and restrictions for the time being attached to any share, on a poll every shareholder and every person representing a shareholder by proxy shall have one (1) vote for each Ordinary Share of which he or the person represented by proxy is the holder.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but shall not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. The chairman or the directors (acting by a resolution of the Board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A shareholders’ requisition is a requisition of members holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in our articles of association has been given and whether or not the provisions of our articles of association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the shareholders having a right to attend and vote at the meeting, present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorized representative or proxy.

An ordinary resolution to be passed at a general meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives at a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares.    Subject to the restrictions in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors in their absolute discretion.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our Board of Directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer of any shares, they shall, within three calendar months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by the Nasdaq rules, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided always, that such registration of transfer shall not be suspended, nor the register closed for more than thirty calendar days in any year.

Winding Up.    If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to our articles of association, determine how the division shall be carried out as between the shareholders or different classes of shareholders.

Redemption, Repurchase and Surrender of Ordinary Shares.    Subject to the provisions of the Companies Act and our post-offering memorandum and articles of association, we may issue shares on terms that such shares are to be redeemed or are liable to be redeemed, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors or by an ordinary resolution of our shareholders. We may also purchase our own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the Board of Directors or by the shareholders by ordinary resolution or are otherwise authorized by our post-offering memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company is able to, immediately following the date on which the payment is proposed to be made, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding other than shares held as treasury shares, or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of the Company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company.

Inspection of Books and Records.    Holders of our Ordinary Shares have no general right under the Companies Act to inspect or obtain our register of members or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine and without the approval of the shareholders, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorize our Board of Directors may issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors may by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)     the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)    whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)     the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)    whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)     whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the shareholders upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)     whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)    whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)    the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)     the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)     any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations, and restrictions thereof.

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to determine the terms and rights of such preferred shares without approval of our shareholders.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of our shareholders with the Registrar of Companies in the Cayman Islands;

•        is not required to open our register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Reconstructions and amalgamations may be approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonably approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Companies Act or that would amount to a “fraud on the minority”. If the transaction is approved, no dissenting member would have any rights comparable to the appraisal rights (namely the right to receive payment in cash for the judicially determined value of his shares), which may be available to dissenting members of corporations in other jurisdictions.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of not less than 90% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith, or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to determine the terms and rights of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors, or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that the chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A shareholders’ requisition is a requisition of members holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, a director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by special resolution), notwithstanding anything in our articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)     is or is likely to become unable to pay its debts; and

(b)     intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up (a) compulsorily by order of the Grand Court of the Cayman Islands; (b) voluntarily (i) by virtue of a special resolution; (ii) because the period, if any, fixed for the duration of the company by its articles of association has expired; or (iii) because the event, if any, has occurred, on the occurrence of which its articles of association provide that the company shall be wound up; or (c) under the supervision of the Grand Court of the Cayman Islands. Under our post-offering memorandum and articles of association, if the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to our articles of association, determine how the division shall be carried out as between the shareholders or different classes of shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law and our post-offering memorandum and articles of association, all shares for the time being unissued shall be under the control of the directors who may, in their absolute discretion and without the approval of the shareholders, cause the Company to:

(a)     issue, allot, or otherwise dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)    grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and

(c)     grant options with respect to shares and issue warrants or similar instruments with respect thereto, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine.

History of Securities Issuances

The following is a summary of our securities issuances, re-designations, and other events which have changed the amount of our issued capital and/or the number and classes of shares of which it composed during the past three years:

Issue of Ordinary Shares

The following is a summary of our share capital since incorporation:

Share Allotment in November 2023

On November 2, 2023, our Board of Directors approved the following allotment of our shares:

Allottee	Number of Ordinary Shares	Consideration
Osiris International Cayman Limited	1	$0.0001
HMDA Limited	6,700	$0.67
HMDC Limited	1,320	$0.132
HMDD Limited	480	$0.048
HMDE Limited	1,500	$0.15

Share Transfer in December 2023

On December 27, 2023, our Board of Directors approved the following transfer of our shares:

Transferor	Transferee	Number of Ordinary Shares
HMDC Limited	HMDF Limited	80

Share Allotment in January 2024

On January 1, 2024, our Board of Directors approved the following allotment of our shares:

Allottee	Number of Ordinary Shares	Consideration
HMDA Limited	33,493,300	$3349.33
HMDC Limited	6,198,760	$619.876
HMDD Limited	2,399,520	$239.952
HMDE Limited	7,498,500	$749.85
HMDF Limited	399,920	$39.992

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, all of the Shares sold in this Offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Shares, and while we plan to apply to list our Shares on Nasdaq, we cannot assure you that a regular trading market for our Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Shares. Further, since a large number of our Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the effectiveness of the registration statement of which this prospectus forms a part, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Representative.

Furthermore, each of our directors, executive officers, and principal shareholders (5% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of 180 days from the effectiveness of the registration statement of which this prospectus forms a part, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. All of our other shareholders have agreed with the Representative, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days from the effectiveness of the registration statement of which this prospectus forms a part. These parties collectively own all of our outstanding Ordinary Shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our Shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Subject to the Lock-Up Agreements, our affiliates may sell within any three-month period a number of Shares that does not exceed the greater of the following:

•        1% of the then outstanding Shares of the same class, which will equal approximately 382,000 Shares immediately after this Offering assuming the over-allotment option is not exercised and 394,300 Shares assuming the over-allotment option is exercised in full; or

•        the average weekly trading volume of our Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. Securities issued under Rule 701 will be deemed “restricted securities” within the meaning of Rule 144 under the Securities Act, and may not be freely traded without registration or exemption thereunder.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is not otherwise party to any double-tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, may obtain an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Act (As Revised). In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Company may obtain an undertaking from the Financial Secretary of the Cayman Islands:

•        that no law that is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to our company or its operations; and

•        in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•        on or in respect of the shares, debentures, or other obligations of our company; or

•        by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Act (As Revised).

United Arab Emirates Taxation Considerations

It is the responsibility of all persons interested in purchasing the Ordinary Shares to inform themselves as to any tax consequences from their investing in the Company and the Company’s operations or management, as well as any foreign exchange or other fiscal or legal restrictions, which are relevant to their particular circumstances in connection with the acquisition, holding, or disposition of the Ordinary Shares.

Investors should therefore seek their own separate tax advice in relation to their holding of Ordinary Shares, we do not accept any responsibility for the taxation consequences of any investment by an investor.

On January 16, 2023, the UAE’s Ministry of Finance introduced a nine percent. Federal corporate tax regime for the first time in the UAE to be applied on the adjusted accounting net profits of a business above AED375,000 (US$102,110), which came into effect on June 1, 2023. The subsidiaries are not currently subject to corporate income tax in the UAE as their net profits do not currently meet the AED375,000 (US$102,110) threshold.

There are no transfer taxes in the UAE on the purchase of Ordinary Shares. Accordingly, the purchase of Ordinary Shares should not result in any UAE tax liabilities for shareholders who are individuals or corporations tax residents in the UAE.

Non-UAE tax residents, or dual tax residents, individuals, and corporations, may be subject to taxation in jurisdictions outside the UAE with respect to the ownership of, or income derived in connection with, the Ordinary Shares based on local tax regulations.

Based on the same principles as outlined above, UAE resident shareholders who are not subject to tax in the UAE or jurisdictions outside the UAE (both corporate and individual), should not currently be taxed on the receipt of dividend income and gains on the future sale of the Shares.

Shareholders who are subject to tax in the UAE by virtue of being a tax resident in jurisdictions outside the UAE, as well as shareholders tax resident in the UAE but also subject to tax in jurisdictions outside the UAE (both corporate and individual), should consult their own tax advisers as to the taxation of dividend income and gains on the future sale of the Ordinary Shares under the relevant applicable local laws in those jurisdictions. There is currently no withholding tax in the UAE and as such, any dividend payments made by the Company should be made free of any UAE or Abu Dhabi withholding tax.

The UAE has adopted an excise tax, which was effective on October 1, 2017, and implemented a VAT, which was effective on January 1, 2018. On August 27, 2017, Federal Decree-Law No (8) of 2017 on Value Added Tax (“VAT Law”) was published on the website of the Federal Tax Authority. The executive regulations of the VAT Law were issued on November 28, 2017, under the Cabinet Decision No. 52 of Federal Decree Law No. (8) of 2017.

The executive regulations provide more details about the services that are subject to VAT and which particular services are zero-rated or exempt. The executive regulations of the VAT Law outline the conditions and parameters of such VAT treatment. The GCC VAT Framework Agreement, which is a country-level agreement between all the GCC countries, sets out broad principles that should be followed by all the GCC countries in their VAT laws while providing individual member states some discretion to adopt a different VAT treatment with respect of certain matters. Each GCC country will enact its own domestic VAT legislation based on the underlying principles in this common framework.

Article 42 of the executive regulations outlines the scope of financial services classified as exempt and, on this basis, no VAT would be applied on any transfer of Ordinary Shares. However, it should be noted that fees relating to the transfer of ownership of Ordinary Shares would be standard rated at 5%.

Certain United States Federal Income Tax Considerations

The following discussion is a brief summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This brief summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the “Passive Foreign Investment Company Rules” discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company (PFIC) Rules Consequences

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries, we do not expect to be treated as a PFIC for the current taxable year. However, no assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with Univest Securities, LLC (“Univest”), or the representative (the “Representative”), to act as the representative of the underwriters named below, with respect to the Ordinary Shares in this Offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of shares
Univest Securities, LLC
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the Representative’s over-allotment option described below.

Over-Allotment Option

We have agreed to grant to the Representative an over-allotment option, exercisable within forty-five (45) days after the closing of this Offering, to purchase up to an additional [            ] Ordinary Shares (fifteen percent (15%) of the aggregate number of Ordinary Shares sold in the offering, excluding Ordinary Shares subject to this option) at the public offering price listed on the cover page of this prospectus, less the underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Discounts and Expenses

The underwriting discounts are equal to seven percent (7%) of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us, assuming all investors are introduced by the underwriters. These amounts are shown assuming both no exercise and full exercise of the Representative’s option to purchase up to an additional [•] Ordinary Shares.

	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Public offering price(1)	$	$	$
Underwriting discounts(2)	$	$	$
Proceeds to us before expenses(3)	$	$	$

____________

(1)      The initial public offering price per share is assumed as US$[•], which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      We have agreed to pay the Representative an underwriting discount of seven percent (7%) of the gross proceeds in this offering. We have agreed to grant the Representative a 45-day option to purchase up to fifteen percent (15%) of the aggregate number of Ordinary Shares sold in the offering.

(3)      The total estimated expenses related to this offering are set forth in the section entitled “Expenses of This Offering” on page 105.

We agreed to pay the Representative a non-accountable expense allowance in the amount equal to one percent (1%) of the gross proceeds of this offering (including proceeds from the sale of over-allotment shares, if any).We have also agreed to reimburse the Representative up to a maximum of $250,000 for out-of-pocket accountable expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals).

As of the date of this prospectus, we have paid $40,000 to the Representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[•].

Representative’s Warrants

In addition, we have agreed to grant the Representative non-redeemable warrants to purchase an amount equal to one percent (1%) of the Ordinary Shares sold in the Offering (including any shares sold upon exercise of the over-allotment option)(the “Representative’s Warrants”), which will be exercisable at any time, subject to lock up for 180 days from the date of issuance in accordance with FINRA Rule 5510, and will expire five (5) years from the commencement of sales of this Offering. The Representative’s Warrants will be exercisable at a price equal to one hundred twenty percent (120%) of the public offering price of the Ordinary Shares sold in this Offering. We will register the Ordinary Shares underlying the Representative’s Warrants and will file all necessary undertakings in connection therewith. The Representative’s Warrants and the Ordinary Shares underlying the Representative’s Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days beginning on the date of commencement of sales of the Offering (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any member participating in the offering and the officers or partners thereof, and that all securities so transferred remain subject to the lock-up restriction for the remainder of the time period. The Representative’s Warrants may be exercised as to all or a lesser number of Ordinary Shares and will provide for cashless exercise. The Representative’s Warrants contain a provision for one demand registration, at the expense of the Company, and one additional demand right at the expense of the holder of the Representative’s Warrants. The demand registration rights may be exercised at any time following issuance of the warrants but no later than five (5) years following the commencement of sales of the Offering in compliance with FINRA rule 5110(g)(8)(C). The underwriter warrants also contain unlimited “piggyback” registration rights at our expense. The piggyback registration rights may be exercised at any time following issuance of the warrants but no later than seven (7) years following commencement of sales of the Offering in compliance with FINRA rule 5110(g)(8)(D).

Tail Financing

We have agreed that for a period of twelve (12) months from the closing date of this offering, the Representative shall be entitled to compensation from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the period from December 22, 2023 and until and the closing of this offering (each, a “Tail Financing”), and such Tail Financing is consummated at any time within the twelve (12) month period from the closing date of this offering. The compensation for such Tail Financing shall include a discount or commission in the amount equal to 7% of the proceeds of such Tail Financing, a non-accountable expenses in the amount equal to 1% of the proceeds from such Tail Financing and accountable expenses in the amount commensurate with the $250,000 accountable expenses in this offering

Right of First Refusal

We have agreed to grant the Representative of the underwriters for the 18-month period following the closing of this offering, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company. In accordance with FINRA Rule 5110(g)(6)(A)(i), such right of first refusal shall not have a duration of more than three (3) years from the commencement of sales of this offering or the termination date of the engagement between the us and the underwriters.

Lock-up Agreements

Each of our executive officers, directors and shareholders owning 5% or more of our Ordinary Shares have agreed, without the prior written consent of the Representative, for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part (the “Lock-Up Period”) and subject to certain exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, except to the Representative pursuant to this. The Company also agrees not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

No Sales of Similar Securities

We have agreed, for a period of six (6) months from the effective date of registration statement of which this prospectus forms a part, subject to certain limited exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities, whether any such transaction described in (i), (ii), (iii) or (iv) above is to be settled by delivery of Ordinary Shares or such other securities of the Company.

In addition, we have agreed, on behalf of the Company and any successor entity, that, without the prior written consent of the underwriters, we will not, for a period of eighteen (18) months from the commencement of the first day of trading of our Ordinary Shares, directly or indirectly in any “at-the-market” or continuous equity transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of the Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Ordinary Shares.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriters or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriters repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Pricing of the Offering

Prior to this Offering, there has been no public market for the Ordinary Shares. The Offering Price will be determined by negotiations between us and the Representative. In determining the Offering Price, we and the Representative expects to consider a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the Representative;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the Representative and us.

The estimated Offering Price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Representative can assure investors that an active trading market will develop for our Ordinary Shares, or that the shares will trade in the public market at or above the Offering Price.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Representative may be required to make for these liabilities.

Listing

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply to have our Ordinary Shares approved for listing on the Nasdaq under the symbol “[            ].” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this Offering unless such Ordinary Shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.    This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Cayman Islands.    This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Representative has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the Cayman Islands.

United Arab Emirates.    Neither this prospectus nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us. No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial or legal advisor.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.    The Ordinary Shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Kingdom.    An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the Representative in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

Israel.    This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$
The Nasdaq listing fee
FINRA filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fee and expenses
Miscellaneous
Total	$

LEGAL MATTERS

The validity of the Ordinary Shares offered in this Offering will be passed upon for us by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. The legal matters concerning this Offering relating to UAE law will be passed upon for us by Pinsent Masons LLP. Certain other legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. Certain legal matters as to U.S. federal law in connection with this Offering will be passed upon for the underwriters by Ortoli Rosenstadt LLP. Certain legal matters as to UAE law in connection with this Offering will be passed upon for the underwriters by Winson Partners and Legal Consultants.

EXPERTS

The consolidated financial statements of our company as of June 30, 2023 and 2022, and for each of the fiscal years in the period then ended included in this prospectus have been so included in reliance on the report of Onestop Assurance PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Onestop Assurance PAC is located at 10 Anson Road #06-15 International Plaza, Singapore 079903.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying Shares represented by the Shares to be sold in this Offering.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at [            ] as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Report of Independent Registered Public Accounting Firm

To The Shareholders and Board of Directors of Ambitions Enterprise Management Co. L.L.C

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambitions Enterprise Management Co. L.L.C and subsidiaries (collectively referred to as the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in equity and cash flows, for each of the two years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

March 12, 2024

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

		As of December 31,
	Notes	2022	2021
ASSETS
Current assets:
Cash and cash equivalents		$682,163	$1,702,068
Restricted cash		272,294	272,294
Accounts receivable, net	4	3,765,482	1,271,759
Prepayments and other current assets	5	1,386,412	1,541,644
Amounts due from related parties	9	1,889,946	1,490,543
Total current assets		7,996,297	6,278,308

Non-current assets:
Property and equipment, net	6	21,701	22,778
Right-of-use assets	8	62,896	52,527
Total non-current assets		84,597	75,305
Total assets		$8,080,894	$6,353,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$2,864,921	$2,188,641
Amounts due to related party	9	80,503	52,960
Advance from customers		917,572	971,818
Operating lease liabilities, current	8	56,315	33,821
Accrued expenses and other current liabilities	7	159,220	276,424
Total current liabilities		4,078,531	3,523,664

Non-current liabilities:
Operating lease liabilities, non-current	8	—	16,941
Total non-current liabilities		—	16,941
Total liabilities		4,078,531	3,540,605

Shareholders’ equity:
Ordinary share, $0.0001 par value; 500,000,000 shares authorized; 50,000,000 shares issued and outstanding as of December 31, 2022 and 2021		5,000	5,000
Subscription receivable		(5,000)	(5,000)
Additional paid-in capital		81,688	81,688
Retained earnings		3,920,675	2,731,320
Total shareholders’ equity		4,002,363	2,813,008
Total liabilities and shareholders’ equity		$8,080,894	$6,353,613

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Notes	For the years ended December 31,
		2022	2021
Revenue		$11,333,937	$8,179,752
Cost of revenue		(8,752,818)	(7,754,104)
Gross profit		2,581,119	425,648

Operating expenses:
Selling and marketing		(622,591)	(437,324)
General and administrative		(673,332)	(526,199)
Total operating expenses		(1,295,923)	(963,523)

Operating profit/(loss)		1,285,196	(537,875)

Interest expenses, net		(2,337)	(9,226)
Other income/(loss), net		8,879	(5,255)
Income/(loss) before income taxes		1,291,738	(552,356)
Income tax expenses	10	—	—
Net profit/(loss)		$1,291,738	$(552,356)

Net profit/(loss) per share attributable to ordinary shareholders of the Company
Basic and diluted	11	$0.03	$(0.01)

Weighted average shares used in calculating net profit/(loss) per share
Basic and diluted	11	50,000,000	50,000,000

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Ordinary shares		Subscription receivable	Additional paid-in capital	Retained earnings	Total shareholders’ equity
	Shares	Amount
Balance as of December 31, 2020	50,000,000	$5,000	$(5,000)	$81,688	$3,365,364	$3,447,052
Net loss	—	—	—	—	(552,356)	(552,356)
Dividends to shareholders	—	—	—	—	(81,688)	(81,688)
Balance as of December 31, 2021	50,000,000	$5,000	$(5,000)	$81,688	$2,731,320	$2,813,008
Net profit	—	—	—	—	1,291,738	1,291,738
Dividends to shareholders	—	—	—	—	(102,383)	(102,383)
Balance as of December 31, 2022	50,000,000	$5,000	$(5,000)	$81,688	$3,920,675	$4,002,363

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”))

	For the years ended December 31,
	2022	2021
Cash flows from operating activities:
Net profit/(loss)	$1,291,738	$(552,356)
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Depreciation	3,202	9,933
Amortization of right-of-use assets	45,826	55,269
Allowance for doubtful accounts	2,657	401
Changes in operating assets and liabilities:
Accounts receivable, net	(2,496,380)	(505,463)
Amount due from related parties	(399,403)	(118,981)
Prepayment and other current assets	155,232	(1,288,183)
Accounts payable	676,281	1,388,979
Operating lease liabilities	(50,642)	(56,273)
Advance from customers	(54,246)	(126,637)
Amounts due to related parties	27,542	(46,301)
Accrued expenses and other current liabilities	(35,515)	82,514
Net cash used in operating activities	(833,708)	(1,157,098)

Cash flows from investing activity:
Purchase of property and equipment	(2,126)	(11,470)
Net cash used in investing activity	(2,126)	(11,470)

Cash flows from financing activities:
Loan paid to banks and third parties	—	(48,958)
Distribute to shareholders	(184,071)	—
Net cash used in financing activities	(184,071)	(48,958)
Net decrease in cash and cash equivalents	(1,019,905)	(1,217,526)
Cash and cash equivalents, beginning of year	1,702,068	2,919,594
Cash and cash equivalents, end of year	$682,163	$1,702,068

Supplemental disclosure of cash flows information:
Interest paid	$—	$(2,512)

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

1. ORGANIZATION

(a) Nature of operations

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions” or the “Company”) was incorporated in the Cayman Islands on November 9, 2023 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands with an authorized share capital of USD50,000 divided into 500,000,000 ordinary shares of par value USD0.0001 each and 50,000,000 ordinary shares are issued and outstanding. HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C (“Hunter”) was incorporated in the UAE on October 10, 2007. MULTIPLE EVENTS (“Multiple”) was incorporated in the UAE on March 16, 2008. Hunter, together with Multiple (collectively, the “Operating Entities”), are principally engaged in providing one-stop tourism and management solution services for meetings, incentives, conference, and exhibitions (“MICE”) in the UAE, including event planning, ticketing, visa application, ground services, accommodation and dining arrangements, event reception and execution.

(b) Reorganization

In preparation of the Company’s initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Operating Entities. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of the Company and its subsidiaries.

On October 26, 2023, the Company incorporated a wholly-owned subsidiary, AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions Dubai”) in the UAE.

On December 5, 2023, the Company, through Ambitions Dubai, entered into two equity purchase agreements with the Operating Entities and its then shareholders. The Company has accounted for the Reorganization as a transaction between entities with common ownership, which is akin to a reorganization of entities under common control. After the Reorganization, Zhengang Tang, the principal shareholder of the Operating Entities before the Reorganization, and the Chairman of the Board of Directors, Director, and Chief Executive Officer of the Company after the Reorganization, beneficially owns an aggregate of 74.3% of the Company’s outstanding Shares. As all the entities involved in the process of the Reorganization are under common ownership of Ambition’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The Company and its subsidiaries hereinafter are collectively referred to as the “Group”.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company
AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions”)	November 9, 2023	Cayman Islands
Subsidiaries:
AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions Dubai”)	October 26, 2023	The United Arab Emirates	100%
HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C (“Hunter”)	October 10, 2007	The United Arab Emirates	100%
MULTIPLE EVENTS (“Multiple”)	March 16, 2008	The United Arab Emirates	100%

(c) Impact of the COVID-19

The outbreak of the novel strain of the coronavirus (“COVID-19”) severely restricted the level of economic activity around the world beginning in 2020. Government measures implemented then to contain the spread of COVID-19, such as imposing restrictions on travel and business operations, limited business travel significantly below 2019 levels.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

1. ORGANIZATION (cont.)

Since then, many countries have vaccinated a reasonable proportion of their population and the spread of virus is now being contained to varying degrees in different countries. With the evolution of milder COVID-19 variants, availability of multiple vaccine booster doses and increasing familiarity with the virus, many COVID-19 related travel restrictions have been lifted with the countries around the world reopening their borders for foreign travel and clients becoming more comfortable traveling. This has led to a moderation, and to an extent recovery, of the more severe declines in business travel bookings experienced at the height of the pandemic and during periods of resurgence. The Company has seen improvement in its transaction volume starting the second half of 2021 and continuing into 2022. While the global travel activity has since shown a recovery trend, it still remains below 2019 levels. Since March 2020, the Company has taken several measures to preserve its liquidity, including initiating a business response plan to the COVID-19 pandemic (voluntary and involuntary redundancies, flexible workings, mandatory pay reductions, consolidating facilities, etc.). The Company incurred a net income of $1,291,738 and had cash outflows from operations of $833,708 for the year ended December 31, 2022 compared to a net loss of $552,356 and cash outflows from operations of $1,165,375 for the year ended December 31, 2021.

Overall, the full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, the Company’s business, going forward. The severity and duration of resurgence of COVID-19 variants, as well as uncertainty over the efficacy of the vaccines against such new variants of the virus, may contribute to delays in economic recovery.

On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19 cases, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

(b) Principles of consolidation

The accompanying consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, and to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, depreciable lives of property and equipment, assessment for impairment of long-lived assets, and current expected credit loss of receivables. Actual results could differ from those estimates.

(d) Foreign currency

The Group’s reporting currency is United States dollars (“$”). The functional currency of the Company is USD. The functional currencies of the Company’s subsidiaries incorporated in the UAE are their respective local currencies Dirham (“AED”). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not USD are translated from their respective functional currency into USD. Assets and liabilities denominated in foreign currencies are translated into USD at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into USD at the appropriate historical rates. Income and expense items are translated into USD using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of shareholders’ equity.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from AED into USD as of and for the years ended December 31, 2022 and 2021 are solely for the convenience of the reader and were calculated at the rate of USD1.00 to AED3.6725, representing the buying rate in the Central bank of the UAE and the City of New York for cable transfers of AED as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2022 and 2021, respectively. No representation is made that the AED amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022 and 2021, or at any other rate.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g) Accounts receivable and allowance for doubtful accounts

Accounts receivable primarily includes trade accounts receivable from business clients and travel suppliers, less allowances for doubtful accounts. The allowance for doubtful accounts was estimated based on historical experience, aging of the receivable, credit quality of the customers, and other factors that may affect the Group’s ability to collect from customers.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Depreciation is recognized once an asset is available for its intended use. Depreciation is computed using the straight-line method over the estimated useful lives of assets which are as follows:

Category	Estimated useful life
Electronic equipment	3 – 5 years
Motor vehicles	3 – 5 years

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell and are no longer depreciated. Impairment of long-lived assets was disclosed in Note 6.

(i) Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. There was no impairment of long-lived assets recognized for the years ended December 31, 2022 and 2021.

(j) Fair value of financial instruments

The Group adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Other inputs that are directly or indirectly observable in the marketplace.
Level 3 —	Unobservable inputs which are supported by little or no market activity.

The carrying amounts reported in the balance sheets of cash and cash equivalents, accounts receivable, prepayments and other current assets, amount due from related parties, accounts payable, accrued expenses and other current liabilities and amount due to related parties, approximate their fair value based on the short-term maturity of these instruments. The Group did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the Group recognizes revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. The Group recognized revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

The Group generates revenue by providing (i) MICE management solution services, an acronym that stands for meetings, incentives, conferences, and exhibitions, which refers to a sector of the tourism industry that organizes, manages, and hosts events for business or academic purposes; (ii) packaged tours services; (iii) services for transportation ticketing and accommodation reservation; and (iv) other travel related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services. The following table sets forth a breakdown of the Group’s revenue, in absolute amounts and percentages of total revenue for the years presented:

	For the Years Ended December 31,
	2022		2021
	USD	%	USD	%
MICE management solution services revenue	9,438,180	83.3	7,625,654	93.2
Packaged tours services revenue	1,255,181	11.1	204,785	2.5
Commission revenue for transportation ticketing and accommodation reservation services	546,200	4.8	267,171	3.3
Other revenue	94,376	0.8	82,141	1.0
Total revenue	11,333,937	100.0	8,179,751	100.0

MICE management solution services revenue

The Group generates revenue from providing MICE management solution services to the corporate customers for their business purpose tourism. The Group acts as the principal and its performance obligation is to provide the overall MICE management solution services to customers. The Group’s services cover all aspects of the work from event planning, venue selection, event promotion, event execution, event management, and other related services. However, customers are not able to benefit any one of these services alone as the Group determines pricing for the entire MICE services as a whole without any variable considerations. Each contract of MICE management solution services contains a single performance obligation to provide MICE management solution services which is satisfied at the point when the meetings, conferences, and exhibitions are completed. MICE management solution services revenue are recognized on a gross basis at a point in time when the service is rendered.

Packaged tours services revenue

The Group also operates its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour. However, customers are not able to benefit any one of these services alone as the Group determines pricing for the entire packages tour services as a whole without any variable considerations. The Group is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commission revenue for air ticketing and hotel reservation

Transportation ticketing services

The Group receives commissions from travel suppliers for ticketing reservations and other related services through the Group’s transaction under various services agreements. Commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Group’s performance obligation is satisfied. The Group is not entitled to a commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Group presents revenue from such transactions on a net basis as the Group, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations.

Accommodation reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transactions. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Group has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Group presents revenue from such transactions on a net basis as the Group, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

Other revenue

Other revenue primarily comprise revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Contract balances

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognized as revenue when the Group performs under the contract. During the years ended December 31, 2022 and 2021, the Group recognized revenue of $971,818 and $1,098,455, respectively, which was initially recorded as contract liabilities and presented as “Advance from customers” on the consolidated balance sheet at the beginning of each period. As of December 31, 2022 and 2021, contract liabilities amounted to $971,572 and $971,818, respectively. Subsequently, the Group recognized revenue of $917,572 which was initially recorded as contract liabilities as of December 31, 2022.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Cost of revenue

Cost of revenue mainly consists of salaries and other compensation expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to MICE management solution services and packaged tours transactions, and other expenses directly attributable to the Group’s principal operations, primarily including cost of merchandises, payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, and other service fee. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business, from which revenue is recognized on a gross basis, cost of revenue also includes the amount paid to tour operators or suppliers. The following table sets forth a breakdown of the Group’s cost of revenue, in absolute amounts and percentages of total revenue for the years presented:

	For the Years Ended December 31,
	2022		2021
	USD	%	USD	%
Cost of MICE management solution services	7,602,949	67.1	7,529,826	92.1
Cost of packaged tours services	1,073,762	9.4	184,582	2.3
Other cost	76,107	0.7	39,696	0.5
Total cost of revenue	8,752,818	77.2	7,754,104	94.9

(m) Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other compensation-related expenses to sales and marketing personnel, marketing and promotional expenses. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses.

(n) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, amortization of right-of-use assets, depreciation and amortization, legal and other professional services fees, and other general corporate related expenses.

(o) Taxation

Income Taxes

Under the current laws of the UAE, the subsidiaries are not subject to tax on income or capital gain. Additionally, UAE does not impose a withholding tax on payments of dividends to shareholders.

Value added tax

The Company’s UAE subsidiaries are subject to value added tax. Revenue from providing services is generally subject to VAT at the rate of 5%. The Group paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

Uncertain tax positions

Incoming Federal Corporate Tax

The UAE has recently issued the Corporate Tax Law, pursuant to which federal corporate tax will be implemented for financial periods starting on or after June 1, 2023. A tax rate of 9% on taxable income in excess of AED375,000 will be applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

business in the UAE; and (iii) foreign businesses that have a permanent establishment in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income. A different, higher, tax rate is expected to apply to certain entities that are part of large multinational groups with global consolidated revenue in excess of 750 million Euro (approximately AED3.15 billion), however such rate has not yet been specified. Certain categories of UAE-sourced income generated by foreign businesses without a permanent establishment in the UAE will be subject to withholding tax at the rate of 0%. It is currently unclear how capital gains derived by foreign businesses from the sale of shares of entities resident in the UAE would be taxed.

The Group did not accrue any liability, interests, or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022 and 2021, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(p) Comprehensive income (loss)

The Group has adopted FASB Accounting Standard Codification Topic 220 “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components, and accumulated balances. There was no other comprehensive income or loss for the year ended December 31, 2022 and 2021.

(q) Leases

On January 1, 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840. The Group elected to apply practical expedients permitted under the transition method that allow them to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method. Upon the adoption of the new lease standard on January 1, 2021, the Group recognized $107,797 of right-of-use assets and $107,035 of operating lease liabilities upon the adoption of ASC 842.

Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. As of December 31, 2022, the Group recognized right-of-use assets of $62,896 and corresponding current operating lease liabilities of $56,315, respectively. As of December 31, 2021, the Group recognized right-of-use assets of $52,527 and corresponding current lease liabilities of $33,821 and long-term operating lease liabilities of $16,941, respectively.

(r) Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities; (ii) the Group’s management and or their immediate family; (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group; or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated.

(s) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

(s) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the Dubai, no geographical segments are presented.

(t) Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is an emerging-growth company and has elected to adopt the new standard as of the effective date applicable. The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The adoption does not have material impact on the Group’s consolidated financial statements and related disclosures.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In October 2020, the FASB issued ASU 2020-10, Codification Improvements — Disclosures (“ASU 2020-10”) to align with the SEC’s regulations. This ASU improves consistency by amending the codification to include all disclosure guidance in the appropriate disclosure sections and clarifies application of various provisions in the codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The Company adopted ASU 2020-10 effective January 1, 2022. The adoption of the new guidance did not have a significant impact on its consolidated financial statements.

3. CONCENTRATION OF RISKS

(a) Political, social, and economic risks

The Group’s operations could be adversely affected by significant political, economic, and social uncertainties in the UAE. Although the UAE government has been pursuing economic reform policies for several years, no assurance can be given that the UAE government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or unforeseen circumstances affecting the UAE political, economic, and social conditions. There is also no guarantee that the UAE government’s pursuit of economic reforms will be consistent or effective.

(b) Credit risk and Concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of December 31, 2022 and 2021, $954,457 and $1,974,362 were deposited with financial institutions located in the UAE, respectively. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

There was a customer A from whom revenue individually represents greater than 10% of the total revenue of the Group for the years ended December 31, 2022 and 2021, respectively. The total sales to this customer accounted for approximately 11.9% and 63.1% of total revenue for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, there was a customer B accounted for more than 10% of the Company’s accounts receivable, which accounted for approximately 12.8% of the Group’s total accounts receivable. As of December 31, 2021, there were no customer accounted for more than 10% of the Company’s accounts receivable.

There is a supplier A from whom purchases individually represent greater than 10% of the total purchases of the Group for the year ended December 31, 2022, and the total purchase from these suppliers accounted for approximately 15.1% of the Group’s total purchase for the year ended December 31, 2022. There were no supplier from whom purchases individually represent greater than 10% of the total purchases of the Group for the year ended December 31, 2021. As of December 31,2022, there were four suppliers B, C, D and E accounted for more than 10% of the Group’s accounts payable, and they accounted for approximately 17.5%,16.5%, 12.5% and 10.7%, respectively. As of December 31, 2021, there were two suppliers B and C accounted for more than 10% of the Group’s accounts payable, which accounted for approximately 19.3% and 16.4% of the Group’s total accounts payable, respectively.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2022	2021
	USD	USD
Accounts receivable	3,766,238	1,272,160
Less: allowance for doubtful accounts	(756)	(401)
	3,765,482	1,271,759

As of December 31, 2022 and 2021, all accounts receivable were due from third party customers. The Group recognized allowance for doubtful accounts of $756 and $401for the years ended December 31, 2022 and 2021, respectively.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

5. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

	As of December 31,
	2022	2021
	USD	USD
Advances to suppliers	849,994	1,084,177
Rental deposit	74,764	83,628
Loans to third party(i)	341,835	253,642
Advance to staff	64,766	66,150
Others	55,053	54,047
	1,386,412	1,541,644

____________

(i)      On December 20, 2020, Hunter entered into a one-year loan agreements with one of its business partners for the business partners’ operation purpose, pursuant to which Hunter has an obligation to lend a variable loan amount with a free interest rate. The loan agreement was renewed annually in the following years. For the year ended December 31, 2022 and 2021, Hunter provided total amount of US$756,243 and US$378,057 to the business partner, and total amount of US$668,050 and US$225,805 repaid by the business partner, respectively.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2021
	USD	USD
Electronic equipment	78,654	76,528
Motor vehicles	252,075	252,075
	330,729	328,603
Less: accumulated depreciation	(240,954)	(237,751)
Less: impairment loss	(68,074)	(68,074)
Property and equipment, net	21,701	22,778

For the years ended December 31, 2022 and 2021, the Group recorded depreciation expenses of $3,202 and $9,933, respectively.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2022	2021
	USD	USD
Payroll and welfare payables	82,096	125,034
Dividend payable	—	81,688
Deposit from employees	16,427	15,867
VAT payable	52,764	27,859
Deposit to suppliers	7,933	24,202
Others	—	1,774
	159,220	276,424

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

8. LEASES

The Group leases office space from third parties. The Group does not have any finance lease for the years ended December 31, 2022 and 2021. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make the lease payments. The operating lease expenses were charged to general and administrative expenses and selling and marketing expenses.

A summary of supplemental information related to operating leases as of December 31, 2022 and 2021 was as follows:

	As of December 31,
	2022	2021
	USD	USD
Right-of-use assets	62,896	52,527
Operating lease liabilities, current	56,315	33,821
Operating lease liabilities, non-current	—	16,941
Weighted average remaining lease terms	0.9	1.2
Weighted average discount rate	7.18%	7.18%

Cash flow information related to leases consists of the following:

	For the years ended December 31,
	2022	2021
	USD	USD
Right-of-use assets obtained in exchange for new operating lease liabilities	56,195	—

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

As of December 31, 2022
USD
FY2023	57,972
FY2024	—
Total lease payment	57,972
less: imputed interest	(1,657)
Total lease liabilities	56,315

9. RELATED PARTY TRANSACTIONS

The Group’s balances with related parties consisted of the following:

Names of the related parties	Relationship with the Group
Zhengang Tang	Controlling shareholder, Director, Chief Executive Officer of the Company and Chairman of the Board
Jihong Chen	Principal shareholder and the Director of the Board
Naixin Tang	Principal shareholder
Chinese Naseem Cultural Communications FZ LLC (“Naseem”)	Controlled by Zhengang Tang
Shanghai Wok Restaurant (“Wok”)	Controlled by Zhengang Tang
First Express Passengers Transport By Rented Buses L.L.C (“Express”)	Controlled by Zhengang Tang

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

9. RELATED PARTY TRANSACTIONS (cont.)

(a)    Amounts due from related parties

	As of December 31, 2021	Provided	Received or reimbursed	As of December 31, 2022
	USD	USD	USD	USD
Naseem(i)	723,894	6,848	—	730,742
Wok(i)	489,483	—	—	489,483
Zhengang Tang(ii)	210,497	1,031,861	(991,070)	251,288
Jihong Chen(ii)	34,023	1,914,537	(1,552,400)	396,160
Naixin Tang(ii)	32,646	—	(10,373)	22,273
	1,490,543	2,953,246	(2,553,843)	1,889,946
	As of December 31, 2020	Provided	Received or reimbursed	As of December 31, 2021
	USD	USD	USD	USD
Naseem(i)	723,148	746	—	723,894
Wok(i)	490,320	—	(837)	489,483
Zhengang Tang(ii)	143,777	936,500	(869,780)	210,497
Jihong Chen(ii)	86,267	1,281,585	(1,333,829)	34,023
Naixin Tang(ii)	—	32,646	—	32,646
	1,443,512	2,251,477	(2,204,446)	1,490,543

____________

(i)      Amount due from Naseem and Wok represent interest-free loans provided by Ambitions for their operation purpose.

(ii)     Amounts due from Zhengang Tang, Jihong Chen, Mingtao Zhu and Naixin Tang were staff advances for the Group’s business operation. Subsequently, the balances with Zhengang Tang, Jihong Chen, and Naixin Tang as of the date of this report were fully collected or reimbursed.

(b)    Amounts due to related party

	As of December 31,
	2022	2021
	USD	USD
Express(iii)	80,503	52,960
	80,503	52,960

____________

(iii)    Amount due to Express was purchasing automotive services from Express.

(c)     Related party’s transaction

	For the years ended December 31,
	2022	2021
	USD	USD
Automotive services purchased from Express	223,847	134,816
	223,847	134,816

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

10. TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

The United Arab Emirates

Under the current laws of the UAE, the Company’s subsidiaries are not subject to tax on income or capital gain. Additionally, the UAE does not impose a withholding tax on payments of dividends to shareholders.

11. Profit/(loss) per share

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the years ended December 31,
	2022	2021
	USD	USD
Numerator:
Net profit/(loss) attributable to the Company’s ordinary shareholders	1,291,738	(552,356)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	50,000,000	50,000,000

Basic and diluted earnings per share	0.03	(0.01)

12. Commitments and Contingencies

(a)     Capital expenditure commitments

The Group has no capital expenditure commitment as of December 31, 2022 and 2021.

(b)    Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the Group’s consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2022, the Group is not a party to any material legal or administrative proceedings.

13. Subsequent events

The Group has evaluated all subsequent events from the balance sheet date through the date of this report were issued on March 8, 2024 and has determined there are no events required to be disclosed.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)	Notes	As of June 30, 2023	As of December 31, 2022
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$909,634	$682,163
Restricted cash		272,294	272,294
Accounts receivable, net	4	4,276,527	3,765,482
Prepayments and other current assets	5	2,134,616	1,386,412
Amounts due from related parties	9	1,440,586	1,889,946
Total current assets		9,033,657	7,996,297

Non-current assets:
Property and equipment, net	6	20,637	21,701
Right-of-use assets	8	49,969	62,896
Total non-current assets		70,606	84,597
Total assets		$9,104,263	$8,080,894

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$3,380,731	$2,864,921
Amounts due to related party	9	33,568	80,503
Advance from customers		1,463,491	917,572
Operating lease liabilities, current	8	37,962	56,315
Accrued expenses and other current liabilities	7	145,170	159,220
Total current liabilities		5,060,922	4,078,531

Non-current liabilities:
Operating lease liabilities, non-current	8	—	—
Total non-current liabilities		—
Total liabilities		5,060,922	4,078,531

Shareholders’ equity:
Ordinary share, $0.0001 par value; 500,000,000 shares authorized; 50,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022		5,000	5,000
Subscription receivable		(5,000)	(5,000)
Additional paid-in capital		81,688	81,688
Retained earnings		3,961,653	3,920,675
Total shareholders’ equity		4,043,341	4,002,363
Total liabilities and shareholders’ equity		$9,104,263	$8,080,894

* The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

		For the Six Months Ended June 30,
	Notes	2023	2022
		(Unaudited)	(Unaudited)
Revenue		$5,293,926	$3,304,473
Cost of revenue		(4,437,122)	(2,304,748)
Gross profit		856,804	999,725

Operating expenses:
Selling and marketing		(408,114)	(292,268)
General and administrative		(419,460)	(341,122)
Total operating expenses		(827,574)	(633,390)

Operating profit		29,230	366,335

Interest expenses, net		(6,951)	(1,643)
Other income, net		18,699	4,984
Income before income taxes		40,978	369,676
Income tax expenses	10	—	—
Net profit		$40,978	$369,676

Net profit per share attributable to ordinary shareholders of the Company
Basic and diluted	11	$—	$0.01

Weighted average shares used in calculating net profit per share
Basic and diluted	11	50,000,000	50,000,000

* The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Ordinary shares		Subscription receivable	Additional paid-in capital	Retained earnings	Total shareholders’ equity
	Shares	Amount
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance as of December 31, 2021	50,000,000	$5,000	$(5,000)	$81,688	$2,731,320	$2,813,008
Consolidated net profit	—	—	—	—	369,676	369,676
Dividends to shareholders	—	—	—	—	(102,383)	(102,383)
Balance as of June 30, 2022	50,000,000	$5,000	$(5,000)	$81,688	$2,998,613	$3,080,301

Balance as of December 31, 2022	50,000,000	$5,000	$(5,000)	$81,688	$3,920,675	$4,002,363
Consolidated net profit	—	—	—	—	40,978	40,978
Balance as of June 30, 2023	50,000,000	$5,000	$(5,000)	$81,688	$3,961,653	$4,043,341

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”))

	For the Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net profit	40,978	369,676
Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation	1,064	1,579
Amortization of right-of-use assets	40,893	22,619
Allowance for doubtful accounts	1,317	—
Changes in operating assets and liabilities:
Accounts receivable, net	(512,363)	747,914
Amount due from related parties	449,360	(101,684)
Prepayment and other current assets	(748,203)	820,217
Accounts payable	354,805	(2,365,245)
Operating lease liabilities	(46,319)	(23,007)
Advance from customers	545,919	(604,836)
Amounts due to related parties	114,070	—
Accrued expenses and other current liabilities	(14,050)	172,627
Net cash provided by/(used in) operating activities	227,471	(960,140)

Cash flows from investing activity:
Purchase of property and equipment	—	(544)
Net cash used in investing activity	—	(544)

Cash flows from financing activities:
Loan paid to banks and third parties	—	—
Distribute to shareholders	—	(136,147)
Net cash used in financing activities	—	(136,147)

Net increase/(decrease) in cash and cash equivalents	227,471	(1,096,831)
Cash and cash equivalents, beginning of year	682,163	1,702,068
Cash and cash equivalents, end of year	909,634	605,237

Supplemental disclosure of cash flows information:
Interest paid	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

1. ORGANIZATION

(a) Nature of operations

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions” or the ‘‘Company’’) was incorporated in the Cayman Islands on November 9, 2023 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands with authorized share capital of USD50,000 divided into 500,000,000 ordinary shares of par value USD0.0001 each and 50,000,000 ordinary shares issued and outstanding. HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C (“Hunter”) was incorporated in the UAE on October 10, 2007. MULTIPLE EVENTS (“Multiple”) was incorporated in the UAE on March 16, 2008. Hunter, together with Multiple (collectively, the ‘‘Operating Entities”), are principally engaged in providing one-stop tourism and management solution service for meetings, incentives, conferences, and exhibitions (“MICE”) in UAE, including event planning, ticketing, visa application, ground services, accommodation and dining arrangements, event reception and execution.

(b) Reorganization

In preparation of the Company’s initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Operating Entities. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of the Company and its subsidiaries. On October 26, 2023, the Company incorporated a wholly-owned subsidiary, AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions Dubai”) in the UAE.

On December 5, 2023, the Company, through Ambitions Dubai, entered into two equity purchase agreements with the Operating Entities and its then shareholders. The Company has accounted for the Reorganization as a transaction between entities with common ownership, which is akin to a reorganization of entities under common control. After the Reorganization, Zhengang Tang, the principal shareholder of the Operating Entities before the Reorganization, and the Chairman of the Board of Directors, Director, and Chief Executive Officer of the Company after the Reorganization, beneficially owns an aggregate of 74.3% of the Company’s outstanding Shares. As all the entities involved in the process of the Reorganization are under common ownership of Ambition’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

As of the date of this report, the details of the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company
AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions”)	November 9, 2023	Cayman Islands
Subsidiaries:
AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (“Ambitions Dubai”)	October 26, 2023	The United Arab Emirates	100%
HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C (“Hunter”)	October 10, 2007	The United Arab Emirates	100%
MULTIPLE EVENTS (“Multiple”)	March 16, 2008	The United Arab Emirates	100%

(c) Impact of the COVID-19

The outbreak of the novel strain of the coronavirus (“COVID-19”) severely restricted the level of economic activity around the world beginning in 2020. Government measures implemented then to contain the spread of COVID-19, such as imposing restrictions on travel and business operations, limited business travel significantly below 2019 levels.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

1. ORGANIZATION (cont.)

Since then, many countries have vaccinated a reasonable proportion of their population and the spread of virus is now being contained to varying degrees in different countries. With the evolution of milder COVID-19 variants, availability of multiple vaccine booster doses and increasing familiarity with the virus, many COVID-19 related travel restrictions have been lifted with the countries around the world reopening their borders for foreign travel and clients becoming more comfortable traveling. This has led to a moderation, and to an extent recovery, of the more severe declines in business travel bookings experienced at the height of the pandemic and during periods of resurgence. The Company has seen improvement in its transaction volume starting the second half of 2021 and continuing into 2022. While the global travel activity has since shown a recovery trend, it still remains below 2019 levels. Since March 2020, the Company has taken several measures to preserve its liquidity, including initiating a business response plan to the COVID-19 pandemic (voluntary and involuntary redundancies, flexible workings, mandatory pay reductions, consolidating facilities, etc.). The Company incurred a net profit of $40,978 and had cash inflows from operations of $227,471 for the six months ended June 30, 2023 compared to a net profit of $369,676 and cash outflows from operations of $960,140 for the six months ended June 30, 2022.

Overall, the full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, the Company’s business, going forward. The severity and duration of resurgence of COVID-19 variants, as well as uncertainty over the efficacy of the vaccines against such new variants of the virus, may contribute to delays in economic recovery.

On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19 cases, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in U.S. GAAP pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b) Principles of consolidation

The accompanying consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors, and to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, depreciable lives of property and equipment, assessment for impairment of long-lived assets, and current expected credit loss of receivables. Actual results could differ from those estimates.

(d) Foreign currency

The Group’s reporting currency is United States dollars (“$”). The functional currency of the Company is USD. The functional currencies of the Company’s subsidiaries incorporated in the UAE are their respective local currencies Dirham (“AED”). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters (“ASC 830”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not USD are translated from their respective functional currency into USD. Assets and liabilities denominated in foreign currencies are translated into USD at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into USD at the appropriate historical rates. Income and expense items are translated into USD using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of shareholders’ equity.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from AED into USD as of and for the six months ended June 30, 2023 and 2022 are solely for the convenience of the reader and were calculated at the rate of USD1.00 to AED3.6725, representing the buying rate in the Central bank of the UAE on June 30, 2023 and 2022, respectively. No representation is made that the AED amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2023 and 2022, or at any other rate.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g) Accounts receivable and allowance for doubtful accounts

Accounts receivable primarily includes trade accounts receivable from business clients and travel suppliers, less allowances for doubtful accounts. The allowance for doubtful accounts was estimated based on historical experience, aging of the receivable, credit quality of the customers, and other factors that may affect the Group’s ability to collect from customers.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Depreciation is recognized once an asset is available for its intended use. Depreciation is computed using the straight-line method over the estimated useful lives of assets which are as follows:

Category	Estimated useful life
Electronic equipment	3 – 5 years
Motor vehicles	3 – 5 years

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell and are no longer depreciated. Impairment of long-lived assets was disclosed in note 6.

(i) Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. There was no impairment of long-lived assets recognized for the six months ended June 30, 2023 and 2022.

(j) Fair value of financial instruments

The Group adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Other inputs that are directly or indirectly observable in the marketplace.
Level 3 —	Unobservable inputs which are supported by little or no market activity.

The carrying amounts reported in the balance sheets of cash and cash equivalents, accounts receivable, prepayments and other current assets, amount due from related parties, accounts payable, accrued expenses and other current liabilities and amount due to related parties, approximate their fair value based on the short-term maturity of these instruments. The Group did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of As of June 30, 2023 and December 31, 2022.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the Group recognizes revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. The Group recognized revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

The Group generates revenue by providing (i) one-stop tourism and MICE (an acronym that stands for meetings, incentives, conferences, and exhibitions, which refers to a sector of the tourism industry that organizes, manages, and hosts events for business or academic purposes) management solution services; (ii) packaged tours services; (iii) services for transportation ticketing and accommodation reservation; and (iv) other travel related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services. The following table sets forth a breakdown of the Group’s revenue, in absolute amounts and percentages of total revenue for the years presented:

	For the Six Months Ended June 30,
	2023		2022
	US$	%	US$	%
	(Unaudited)		(Unaudited)
MICE management solution services revenue	3,932,265	74.3	2,407,449	72.9
Packaged tours services revenue	1,112,855	21.0	578,612	17.5
Commission revenue for transportation ticketing and accommodation reservation services	210,548	4.0	310,436	9.4
Other revenue	38,258	0.7	7,976	0.2
Total revenue	5,293,926	100.0	3,304,473	100.0

MICE management solution services revenue

The Group generates revenue from providing MICE management solution services to the corporate customers for their business purpose tourism. The Group acts as the principal and its performance obligation is to provide the overall MICE management solution services to customers. The Group’s services cover all aspects of the work from event planning, venue selection, event promotion, event execution, event management, and other related services. However, customers are not able to benefit any one of these services alone as the Group determines pricing for the entire MICE services as a whole without any variable considerations. Each contract of MICE management solution services contains a single performance obligation to provide MICE management solution services which is satisfied at the point when the meetings, conferences, and exhibitions are completed. MICE management solution services revenue are recognized on a gross basis at a point in time when the service is rendered.

Packaged tours services revenue

The Group also operates its self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, the Group integrates the underlying resources such as transportations, accommodations, entertainments, meals and tour guide services from selected suppliers, directs the selected vendors to provide services on the Group’s behalf, and hence sets up the price for the tour. However, customers are not able to benefit any one of these services alone as the Group determines pricing for the entire packages tour services as a whole without any variable considerations. The Group is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, the Group is a principal for the self-operated local tour operator business and recognizes revenue on a gross basis in accordance with ASC 606.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commission revenue for air ticketing and hotel reservation

Transportation ticketing services

The Group receives commissions from travel suppliers for ticketing reservations and other related services through the Group’s transaction under various services agreements. Commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Group’s performance obligation is satisfied. The Group is not entitled to a commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Group presents revenue from such transactions on a net basis as the Group, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations.

Accommodation reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transactions. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Group has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Group presents revenue from such transactions on a net basis as the Group, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

Other revenue

Other revenue primarily comprise revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Contract balances

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognized as revenue when the Group performs under the contract. During the six months ended June 30, 2023 and 2022, the Group recognized revenue of $917,572 and $971,818, respectively, which was initially recorded as contract liabilities and presented as “Advance from customers” on the consolidated balance sheets at the beginning of each period. As of June 30, 2023 and December 31, 2022, contract liabilities amounted to $1,463,491 and $971,572, respectively. Subsequently, the Group recognized revenue of $1,463,491 which was initially recorded as contract liabilities as of June 30, 2023.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Cost of revenue

Cost of revenue mainly consists of salaries and other compensation expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to MICE management solution services and packaged tours transactions, and other expenses directly attributable to the Group’s principal operations, primarily including cost of merchandises, payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, and other service fee. For the arrangements where the Group secures availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business, from which revenue are recognized on a gross basis, cost of revenue also includes the amount paid to tour operators or suppliers. The following table sets forth a breakdown of the Group’s cost of revenue, in absolute amounts and percentages of total revenue for the period presented:

	For the Six Months Ended June 30,
	2023		2022
	US$	%	US$	%
	(Unaudited)		(Unaudited)
Cost of MICE management solution services	3,334,323	63.0	1,717,939	52.0
Cost of packaged tours services	1,034,278	19.5	573,945	17.4
Other cost	68,521	1.3	12,864	0.4
Total cost of revenue	4,437,122	83.8	2,304,748	69.8

(m) Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other compensation-related expenses to sales and marketing personnel, marketing and promotional expenses. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses.

(n) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, amortization of right-of-use assets, depreciation and amortization, legal and other professional services fees, and other general corporate related expenses.

(o) Taxation

Income Taxes

Under the current laws of the UAE, the subsidiaries are not subject to tax on income or capital gain. Additionally, UAE does not impose a withholding tax on payments of dividends to shareholders.

Value added tax

The Company’s UAE subsidiaries are subject to value added tax. Revenue from providing services is generally subject to VAT at the rate of 5%. The Group paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

Uncertain tax positions

Incoming Federal Corporate Tax

The UAE has recently issued the Corporate Tax Law, pursuant to which federal corporate tax will be implemented for financial periods starting on or after June 1, 2023. A tax rate of 9% on taxable income in excess of AED375,000 (US$102,110) will be applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; and (iii) foreign businesses that have a permanent establishment in the

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income. A different, higher, tax rate is expected to apply to certain entities that are part of large multinational groups with global consolidated revenue in excess of 750 million Euro (approximately AED3.15 billion or US$0.86 billion), however such rate has not yet been specified. Certain categories of UAE-sourced income generated by foreign businesses without a permanent establishment in the UAE will be subject to withholding tax at the rate of 0%. It is currently unclear how capital gains derived by foreign businesses from the sale of shares of entities resident in the UAE would be taxed.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the six months ended June 30, 2023 and 2022, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(p) Comprehensive income (loss)

The Group has adopted FASB Accounting Standard Codification Topic 220 “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components, and accumulated balances. There was no other comprehensive income or loss for the six months ended June 30, 2023 and December 31, 2022.

(q) Leases

On January 1, 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840. The Group elected to apply practical expedients permitted under the transition method that allow them to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method. Upon the adoption of the new lease standard on January 1, 2021, the Group recognized $107,979 of right-of-use assets and $107,035 of operating lease liabilities upon the adoption of ASC 842.

Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. As of June 30, 2022, the Group recognized right-of-use assets of $49,969 and corresponding current lease liabilities of $37,962, respectively. As of December 31, 2022, the Group recognized right-of-use assets of $62,896 and corresponding current operating lease liabilities of $56,315, respectively.

(r) Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities; (ii) the Group’s management and or their immediate family; (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group; or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

(s) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the Dubai, no geographical segments are presented.

(t) Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is an emerging-growth company and has elected to adopt the new standard as of the effective date applicable. The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The adoption does not have material impact on the Group’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements — Disclosures (“ASU 2020-10”) to align with the SEC’s regulations. This ASU improves consistency by amending the codification to include all disclosure guidance in the appropriate disclosure sections and clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The Company adopted ASU 2020-10 effective January 1, 2022. The adoption of the new guidance did not have a significant impact on its consolidated financial statements.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

3. CONCENTRATION OF RISKS

(a) Political, social, and economic risks

The Group’s operations could be adversely affected by significant political, economic, and social uncertainties in the UAE. Although the UAE government has been pursuing economic reform policies for several years, no assurance can be given that the UAE government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or unforeseen circumstances affecting the UAE political, economic, and social conditions. There is also no guarantee that the UAE government’s pursuit of economic reforms will be consistent or effective.

(b) Credit risk and Concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of June 30, 2023 and December 31, 2022, approximately US$1,181,928 and US$954,457 were deposited with financial institutions located in the UAE, respectively. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Group is also exposed to risk from its accounts receivable and other receivables. These assets are subject to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

There is a customer A from whom revenue individually represent greater than 10% of the total revenue of the Group for the six months ended June 30, 2023, and the total sales to this customer accounted for approximately 12.5%. There is a customer A from whom revenue individually represent greater than 10% of the total revenue of the Group for the six months ended June  30, 2022, and the total sales to this customer accounted for approximately 40.9%. As of June 30, 2023 and December 31, 2022, customer A and customer B accounted for approximately 15.0% and 16.2%, respectively, of the Company’s accounts receivable.

There is no supplier from whom purchases individually represent greater than 10% of the total purchases of the Group for the six months ended June 30, 2023 and 2022 respectively. As of June 30, 2023, there is supplier A accounted for more than 10% of the Group’s accounts payable, and it accounted for approximately 11.7%. As of December 31, 2022, there are four suppliers B, C, D and E accounted for more than 10% of the Group’s accounts payable, and they accounted for approximately 17.5%,16.5%,12.5% and 10.7%, respectively.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for doubtful debt consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	USD	USD
	(Unaudited)
Accounts receivable	4,278,587	3,766,238
Less: allowance for doubtful accounts	(2,060)	(756)
	4,276,527	3,765,482

As of June 30, 2023 and December 31, 2022, all accounts receivable were due from third party customers. The Group recognized allowance for doubtful accounts of $2,060 and $756 for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively.

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

5. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	USD	USD
	(Unaudited)
Advances to suppliers	917,118	849,994
Rental deposit	87,099	74,764
Loans to third party(i)	924,118	341,835
Advance to staff	65,501	64,766
Others	140,780	55,053
	2,134,616	1,386,412

____________

(i)      On December 20, 2020, Hunter entered into a one-year loan agreements with one of its business partners for the business partners’ operation purpose, pursuant to which Hunter has an obligation to lend a variable loan amount with a free interest rate. The loan agreement was renewed annually in the following years. For the six months ended June 30, 2023 and December 31, 2022, Hunter provided total amount of US$1,380,673 and US$756,243 to the business partner, and total amount of US$798,390 and US$668,050 repaid by the business partner, respectively.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	USD	USD
	(Unaudited)
Electronic equipment	64,194	78,654
Motor vehicles	245,268	252,075
	309,462	330,729
Less: accumulated depreciation	(240,994)	(240,954)
Less: impairment loss	(47,831)	(68,074)
Property and equipment, net	20,637	21,701

For the six months ended June 30, 2023 and 2022, the Group recorded depreciation of $1,064 and $1,579 respectively.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	USD	USD
	(Unaudited)
Payroll and welfare payables	89,290	82,096
Deposit from employees	18,102	16,427
VAT payable	27,666	52,764
Deposit to suppliers	10,112	7,933
	145,170	159,220

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

8. LEASES

The Group leases office space from third parties. The Group does not have any finance lease for the six months ended June 30, 2023 and 2022. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to general and administrative expenses and selling and marketing expenses.

A summary of supplemental information related to operating leases as of June 30, 2023 and December 31, 2022 was as follows:

	As of June 30, 2023	As of December 31, 2022
	USD	USD
	(Unaudited)
Right-of-use assets	49,969	62,896
Operating lease liabilities, current	37,962	56,315
Operating lease liabilities, non-current	—	—
Weighted average remaining lease terms	0.6	0.9
Weighted average discount rate	7.18%	7.18%

Cash flow information related to leases consists of the following:

	For the six months ended June 30, 2023	For the years ended December 31, 2022
	USD	USD
	(Unaudited)
Right-of-use assets obtained in exchange for new operating lease liabilities	27,966	44,900

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

As of June 30, 2023
USD
(Unaudited)
FY2023	38,854
FY2024	—
Total lease payment	38,854
less: imputed interest	(892)
Total lease liabilities	37,962

9. RELATED PARTY TRANSACTIONS

The Group’s balances with related parties consisted of the following:

Names of the related parties	Relationship with the Group
Zhengang Tang	Controlling shareholder, Director, and Chairman of the Board
Jihong Chen	Principal shareholder and the Director of the Board
Naixin Tang	Principal shareholder
Chinese Naseem Cultural Communications FZ LLC (“Naseem”)	Controlled by Zhengang Tang
Shanghai Wok Restaurant (“Wok”)	Controlled by Zhengang Tang
First Express Passengers Transport By Rented Buses L.L.C (“Express”)	Controlled by Zhengang Tang

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

9. RELATED PARTY TRANSACTIONS (cont.)

(a)    Amounts due from related parties

	As of December 31, 2022	Provided	Received	As of June 30, 2023
	USD	USD	USD	USD
				(Unaudited)
Naseem(i)	730,742	228	—	730,970
Wok(i)	489,483	—	—	489,483
Zhengang Tang(ii)	251,288	493,900	(544,657)	200,531
Jihong Chen(ii)	396,160	624,009	(1,018,340)	1,829
Naixin Tang(ii)	22,273	—	(4,500)	17,773
	1,889,946	1,118,137	(1,567,497)	1,440,586
	As of December 31, 2021	Provided	Received	As of December 31, 2022
	USD	USD	USD	USD
Naseem(i)	723,894	6,848	—	730,742
Wok(i)	489,483	—	—	489,483
Zhengang Tang(ii)	210,497	1,031,861	(991,070)	251,288
Jihong Chen(ii)	34,023	1,914,537	(1,552,400)	396,160
Naixin Tang(ii)	32,646	—	(10,373)	22,273
	1,490,543	2,953,246	(2,553,843)	1,889,946

____________

(i)      Amount due from Naseem and Wok represent interest-free loans provided by Ambitions to advance the Group’s business.

(ii)     Amounts due from Zhengang Tang, Jihong Chen, and Naixin Tang were staff advances for the Group’s business operation. Subsequently, the balance of Zhengang Tang, Jihong Chen, and Naixin Tang as of the date of this report were fully collected or reimbursed.

(b)    Amounts due to related party

	As of June 30, 2023	As of December 31, 2022
	USD	USD
	(Unaudited)
Express(iii)	33,568	80,503
	33,568	80,503

____________

(iii)    Amount due to Express was purchasing automotive services from Express.

(c)     Related party’s transaction

	For the six months ended June 30,
	2023	2022
	USD	USD
	(Unaudited)	(Unaudited)
Automotive services purchased from Express	475,452	162,491
	475,452	162,491

AMBITIONS ENTERPRISE MANAGEMENT CO., L.L.C
NOTES TO UNAUDTED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in absolute, except share and per share data, or otherwise noted)

10. TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

The United Arab Emirates

Under the current laws of the UAE, the Company’s subsidiaries are not subject to tax on income or capital gain. Additionally, the UAE does not impose a withholding tax on payments of dividends to shareholders.

11. PROFIT per share

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the six months ended June 30,
	2023	2022
	USD	USD
Numerator:
Net profit attributable to the Company’s ordinary shareholders	40,978	369,676

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	50,000,000	50,000,000
Basic and diluted earnings per share	—	0.01

12. Commitments and Contingencies

(a)     Capital expenditure commitments

The Group has no capital expenditure commitment as of June 30, 2023 and December 31, 2022.

(b)    Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the Group’s consolidated business, financial position, cash flows or results of operations taken as a whole. As of June 30, 2023, the Group is not a party to any material legal or administrative proceedings.

13. SUBSEQUENT EVENTS

The Group has evaluated all subsequent events from the balance sheet date through the date of this report were issued on March 12, 2024 and has determined there are no events required to be disclosed.

Until [•] (twenty-five (25) days after the date of this prospectus), all dealers that affect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

[          ] Ordinary Shares

__________________________

PROSPECTUS

__________________________

[          ], 2024

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public policy, such as providing indemnification against civil fraud or the consequences of committing a crime. Under our Amended and Restated Memorandum and Articles which will become effective immediately prior to the completion of this offering, our directors and officers (but not including our auditors) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities sustained by them, other than by reason of their own willful default or fraud, in or about the conduct of the our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such persons in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

Purchaser	Date of Issuance	Number of Shares
Osiris International Cayman Limited	November 2, 2023	1	(1)
HMDA Limited	November 2, 2023	6,699
HMDC Limited	November 2, 2023	1,320	(2)
HMDD Limited	November 2, 2023	480
HMDE Limited	November 2, 2023	1,500
HMDA Limited	January 1, 2024	33,493,300
HMDD Limited	January 1, 2024	2,399,520
HMDE Limited	January 1, 2024	7,498,500
HMDF Limited	January 1, 2024	399,920
HMDC Limited	January 1, 2024	6,198,760
TOTAL		50,000,000

____________

(1)      On November 17, 2023, Osiris International Cayman Limited transferred one Ordinary Share it was holding to HMDA Limited.

(2)      On December 27, 2023, HMDC Limited transferred 80 Ordinary Shares it was holding to HMDF Limited.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits.

(a)     Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)     to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(b)    insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(c)     for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(d)    for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(e)     for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(f)     for the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the UAE, on [    ], 2024.

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
By:	/s/
	Name:	Zhengang Tang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors (Principal executive officer)

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Zhengang Tang and Li Zhang his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/	Chairman and Director	[ ], 2024

/s/	Chief Executive Officer and Director	[ ], 2024
(Principal executive officer)
/s/	Chief Financial Officer	[ ], 2024
(Principal financial and accounting officer)

Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, has signed this registration statement in [    ], on [    ], 2024.

Authorized U.S. Representative [ ]
By:	/s/ [ ]
	Name:	[ ]
	Title:	[ ]

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Memorandum of Association, as currently in effect
3.2*	Form of the Amended and Restated Articles of Association, to be effective immediately prior to the completion of this offering
4.1*	Specimen Certificate for Ordinary Shares
4.2*	Form of Representative’s Warrants
5.1*	Opinion of Maples and Calder (Hong Kong) LLP
5.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding the enforceability of the Representative’s Warrants
5.3*	Opinion of Pinsent Masons LLP regarding certain UAE law matters
10.1*	English Translation of the Form of Service Agreement
21.1*	List of Subsidiaries
23.1*	Consent of Onestop Assurance PAC
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3*	Consent of Pinsent Masons LLP (included in Exhibit 5.3)
23.4*	Consent of Hunter Taubman Fischer & Li LLC
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Consent of Frost & Sullivan
99.3*	Audit Committee Charter
99.4*	Compensation Committee Charter
99.5*	Nominating and Corporate Governance Charter
99.6*	Consent of Si Li
99.7*	Consent of Simon Hodgson
99.8*	Consent of Mohammed Salem Almahri
107*	Filing Fee Table

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*        To be filed by amendment